Form 10KSB, Exhibit 13
period 2000-12-31
FIRST CAPITAL BANK HOLDING CORP
filed 2001-03-23
CIK 1074560

                                                                      EXHIBIT 13

                               FIRST CAPITAL BANK

                               HOLDING CORPORATION
                               AND ITS SUBSIDIARY

                               FIRST NATIONAL BANK
                                       OF
                                  NASSAU COUNTY

                               2000 ANNUAL REPORT

                                TABLE OF CONTENTS

Letter to Shareholders............................................................................................3

Selected Financial Highlights.....................................................................................4

Management's Discussion and Analysis of Financial
Condition and Results of Operations...............................................................................5

Report of Independent Accountants................................................................................14

Consolidated Financial Statements.............................................................................15-30

Corporate Data/ Directors and Officers and Shareholder Information............................................31-32

March 14, 2001

Dear Shareholder:

In the early 1990's, I had my first opportunity to become the president of a bank. However, inasmuch as this was a bank with severe management and loan problems, the distinction was dubious. I may have been the only person who would actually have taken the job.

After I had been there only a short time, perhaps three months, we learned that bank examiners were scheduled to perform a credit examination in order to assess our progress. Although we had been working long hours during that time to turn the bank around, we had estimated that it could take as long as 18 months to stabilize and make money - a job that certainly couldn't have been done in just 90 days.

On the day the bank examiners arrived, one of my directors (knowing that my anxiety level was off the chart) looked me in the eye and quietly said: "Be bold." He did not mean be brave or assertive or arrogant. He was aware of all the hard work and long hours that had been devoted to the task at hand, and he simply wanted to assure me that I had every reason to be confident and sure of myself and, in his word, "bold".

Looking back, that could be the most valuable lesson I took from that job. There is truth to the adage that "Hard work is its own reward". And, nowhere is that more evident than in the results of our first full year at First National Bank of Nassau County, the operating subsidiary of First Capital Bank Holding Corporation.

With quality people, we have built quality assets and established a strong foundation for the future. Although the time has been brief, we have worked long and hard. As a result, First National Bank of Nassau County today is a truly remarkable bank of which we can all be proud. The infrastructure is in place to allow us to move ahead and seek new opportunities.

Our progress, in fact, has given us the confidence to take a forward step to securing our future and maximizing your investment. After months of due diligence and literally hundreds of projections, we determined that the creation of a wholesale mortgage division within the bank would be a practical next step in our growth. We believe that this division will not only enhance future earnings, but will also diversify our earnings stream. Extreme competition within the financial services industry can be expected to continue, and that will put even more pressure on progressively shrinking interest margins. The generation of fee income has been important to us since the beginning, and we anticipate that the wholesale mortgage operation will take our non-interest income to a new level.

Starting a new division at this stage of the Bank's life may well be a bold step, but it is buoyed by our full confidence that it is the right decision at the right time. It is an investment in our future that we believe will enhance your own investment in the years ahead.

Sincerely,



/s/ Michael G. Sanchez
Michael G. Sanchez
President/CEO
First Capital Bank Holding Corporation

SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data concerning our company and our bank as of and for the years ended December 31, 2000 and 1999. The selected financial data has been derived from the consolidated financial statements that have been audited by Porter Keadle Moore, LLP, independent certified public accountants. This information should be read in conjunction with our management's discussion and analysis of financial condition and results of operation.

                                                                                          2000                     1999
                                                                                     -------------              ----------
AT YEAR END
         Securities available for sale                                               $  14,024,540              10,059,587
         Loans, net                                                                     20,424,636               6,337,579
         Total assets                                                                   41,857,758              21,406,482
         Deposits                                                                       32,314,416              12,382,702
         Total shareholders' equity                                                      9,490,235               9,012,595

AVERAGE BALANCES
             Loans                                                                   $  13,650,342               1,902,220
             Earning assets                                                             29,326,038               7,915,122
             Assets                                                                     32,701,553               8,934,569
             Deposits                                                                   23,561,869               3,744,595
             Shareholders' equity                                                        9,044,711               4,722,679

RESULTS OF OPERATIONS:
         Net interest income                                                         $   1,519,586                 390,974
         Provision for loan losses                                                        (184,000)
                                                                                                                   (74,000)
         Other income                                                                      262,364                  18,823
         Other expenses                                                                  1,453,221                 780,110
         Net earnings (loss)                                                               304,205                (444,313)

PER SHARE DATA:
            Earnings (loss) per share                                                $         .30                    (.44)

KEY PERFORMANCE RATIOS:
         Return on average equity                                                                3%                     NM
             Return on average assets                                                            1%                     NM
         Average equity to average assets                                                       28%                     53%
         Average loans to average deposits                                                      58%                     46%

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of our company. This commentary should be read in conjunction with the financial statements and the related notes and the other statistical information included elsewhere in this report.

OVERVIEW

We conduct a community-oriented commercial and retail banking business in Fernandina Beach, Florida and the surrounding communities. First Capital Bank Holding Corporation was incorporated as a Florida corporation on July 29, 1998, primarily to own and control all of the capital stock of First National Bank of Nassau County. On July 26, 1999, the company acquired 100% of the outstanding common stock of the bank, which operates in the Fernandina Beach, Florida area. We raised $10,000,000 through an offering of our common stock at $10 per share, of which $7,000,000 was used to capitalize the bank. Our bank is chartered and regulated by the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation. We commenced operations on July 26, 1999. Our main office is located at 1891 South 14th Street, Fernandina Beach, Florida.

We reported net earnings of $304,205 for the year ended December 31, 2000 as compared to a net loss of $(444,313) for the year ended December 31, 1999. Additionally, our total assets increased $20,451,276, or 96%, to $41,875,758 as of December 31, 2000.

The following discussion should be read in conjunction with our consolidated financial statements and the other financial data included in this annual report. The following discussion should be read with an understanding of our short operating history.

RESULTS OF OPERATIONS

We completed our first full year of banking operations as of December 31, 2000, ending the year with total assets of $41,875,758, which consisted primarily of investment securities available for sale of $14,024,540 and net loans of $20,424,636. Our liabilities primarily consisted of deposits outstanding totaling $32,314,416. Total shareholders' equity as of December 31, 2000 was $9,490,235.

We reported net earnings for the year ended December 31, 2000 of $304,205 as compared to a net loss of $(444,313) for the year ended December 31, 1999. Net interest income in 2000 was $1,519,586, representing an increase of $1,128,612 when compared to 1999. Our improved performance was reflective of our bank's growth in earning assets.

NET INTEREST INCOME

Earnings are dependent on net interest income to be the primary source of revenue. Net interest income is the difference between income on interest-earning assets and expense on interest-bearing liabilities. Interest rate spread, or margin, is the difference between the yield on average earning assets and the rate on average interest-bearing liabilities. Net yield on earning assets is net interest income divided by average interest-earning assets. Net interest income for the years ended December 31, 2000 and December 31, 1999 was $1,519,586 and $390,974, respectively. The improvement in net interest income is primarily attributable to growth of the loan portfolio relative to total earning assets.

OTHER INCOME AND OTHER EXPENSE

For the years ended December 31, 2000 and 1999, other income totaled $262,364 and $18,823, respectively. The primary component of other income is the gain on sale of loans totaling $172,600. In 2000, we began selling residential loans to the secondary market on a servicing release basis. Additionally, we sell loans backed by the Small Business Administration to investors. In 1999, we sold no loans and as a result recorded no gain.

Other expenses totaled $1,453,221 and $780,110 for the years ended December 31, 2000 and 1999, respectively. The primary component of other expense was salary and employee benefits expense which totaled $776,728 and $426,690 for the same respective periods. The increase in salary and employee benefit and expense is attributable to a full year's operation in 2000.

AVERAGE BALANCES, YIELDS AND RATES

The following table sets forth, for the years ended December 31, 2000 and 1999, the weighted average yields earned, the weighted average rates paid, the interest rate spread, and the net yield on earning assets and interest-bearing liabilities, on an annualized basis.

                                                                2000                                  1999
                                               -----------------------------------      -------------------------------------
                                                  Average       Income/      Yield/       Average         Income/      Yield/
                                                  Balance       Expense       Rate        Balance         Expense       Rate
                                               ------------   -----------    -----      -----------      ---------     ------
ASSETS:
Federal funds sold                             $  2,696,486   $   158,045     5.86%     $ 1,888,332      $  99,454      5.27%
CD's in other banks                                 232,923        15,580     6.69%              --             --        --
Investment securities                            12,746,287       882,545     6.92%       4,124,570        256,885      6.23%
Loans                                            13,650,342     1,416,374    10.38%       1,902,220        165,332      8.69%
                                               ------------   -----------    -----      -----------      ---------      -----
   Total earning assets                          29,326,038     2,472,544     8.43%       7,915,122        521,671      6.59%
All other assets                                  3,375,515                               1,019,447
                                               ------------                             -----------
Total assets                                   $ 32,701,553                               8,934,569
                                               ============                             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing deposits                      $ 20,681,099   $   952,265     4.60%     $ 2,912,869      $  97,248      3.34%
Short-term borrowings                                 8,445           693     8.21%         430,890         33,449      7.76%
                                               ------------   -----------    -----      -----------      ---------      -----
  Total interest bearing liabilities             20,689,544       952,958     4.61%       3,343,759        130,697      3.91%
Noninterest-bearing deposits                      2,880,770                                 831,726
Other liabilities                                    86,328                                  22,405
Shareholders' equity                              9,044,911                               4,722,679
                                               ------------                             -----------
Total liabilities and shareholders' equity     $ 32,701,553                               8,934,569
                                               ============                             ===========

Net interest spread                                                           3.82%                                     2.68%
Net interest yield on average earning assets                                  5.18%                                     4.94%

Net interest income/margin                                    $ 1,519,586                                $ 390,974
                                                              ===========                                =========

Our average rate on earning assets increased to 8.43% in 2000 from 6.59% in 1999, while the average cost of funds increased to 4.61% from 3.91%. The improvement in the average rates on earning assets was primarily the result of the change in our relative asset mix. In 1999, our assets were concentrated in investments and federal funds sold, and in 2000 we shifted more of our assets to higher yielding loans. Additionally, the increases were affected by a higher interest rate environment during 2000 compared to 1999. The increase in our cost of funds was due to higher interest rates paid on interest bearing accounts during 2000 compared to 1999.

BALANCE SHEET OVERVIEW

At December 31, 2000, our assets totaled $41,857,758 as compared to $21,406,482 as of December 31, 1999. For the same periods, total liabilities increased to $32,367,523 from $12,393,887, respectively. Shareholders' equity totaled $9,490,235 at December 31, 2000, an increase of $477,640 when compared to the balance of $9,012,595 as of December 31, 1999.

LOAN PORTFOLIO

Since loans typically provide higher interest yields than do other types of earning assets, we intend to channel a substantial percentage of our earning assets into the loans category. Total net loans outstanding at December 31, 2000 and 1999 were $20,424,636 and $6,337,579, respectively.

Major classifications of loans as of December 31, 2000 and 1999 are summarized as follows:

                                                                            2000                              1999
                                                              --------------------------------   -------------------------------
                                                                 Amount       Percent of total      Amount      Percent of total
                                                              -------------   ----------------   ------------   ----------------
Commercial, financial and agricultural                        $   2,643,512         12.78%       $  1,224,920         19.10%
Real estate - mortgage                                           15,697,345         75.90%          4,325,716         67.47%
Real estate - construction                                        1,529,896          7.40%            488,968          7.63%
Consumer                                                            811,883          3.93%            371,975          5.80%
                                                              -------------        ------        ------------        ------
Total loans                                                   $  20,682,636        100.00%       $  6,411,579        100.00%
Less:  Allowance for loan losses                                    258,000                            74,000
                                                              -------------                      ------------
Total net loans                                               $  20,424,636                      $  6,337,579
                                                              =============                      ============

The major component of our loan portfolio is real estate mortgage loans, which represented 75.90% and 67.47% of the loan portfolio as of December 31, 2000 and 1999, respectively. In the context of this discussion, we define a "real estate mortgage loan" as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. We take this collateral to reinforce the likelihood of the ultimate repayment of the loan; however, this tends to increase the magnitude of our real estate loan portfolio component. Generally, we limit our loan-to-value ratio to 80%. Due to the short time frame the portfolio existed, the current loan mix may not be indicative of the ongoing make-up of the portfolio. In order to reduce collateral risk, we will attempt to maintain a relatively diversified portfolio.

MATURITIES AND SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES

The information in the following table is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

The following table summarizes major classifications of loans by maturities as of December 31, 2000:

                                                                              After one,
                                                            One year          but within       After five
                                                             or less          five years          Years              Total
                                                          ------------       ------------     ------------       -------------
   Commercial, financial and
   agricultural                                           $    689,382       $    955,431     $    998,699       $   2,643,512
   Real estate - mortgage                                    4,588,488          4,831,325        6,277,532          15,697,345
   Real estate - construction                                1,502,356             27,540               --           1,529,896
   Consumer                                                    224,930            352,571          234,382             811,883
                                                          ------------       ------------     ------------       -------------

   Total                                                  $  7,005,156       $  6,166,867     $  7,510,613       $  20,682,636
                                                          ============       ============     ============       =============

   Loans maturing after one year with:
       Fixed interest rates                               $  8,008,026
       Floating interest rates                               1,616,048

PROVISION AND ALLOWANCE FOR LOAN LOSSES

We have developed policies and procedures for evaluating the overall quality of our credit portfolio and the timely identification of potential credit problems. Additions to the allowance for loan losses are made to maintain the allowance at an appropriate level based on our analysis of the potential risk in the loan portfolio.

As of December 31, 2000, the allowance for loan losses was $258,000, or 1.25% of outstanding loans, as compared to $74,000, or 1.15% of outstanding loans, as of December 31, 1999. The provision for loan losses was made primarily as a result of our assessment of general loan loss risk. Our judgment about the adequacy of the allowance is based upon a number of future assumptions, which are believed to be reasonable, but which may or may not prove to be accurate. There is no assurance that future charge-offs will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required. We did not experience any loan losses in 2000 or 1999.

SUMMARY OF LOAN LOSS EXPERIENCE

An analysis of our loan loss experience is furnished in the following table for the year ended December 31, 2000, as well as a breakdown of the allowance for possible loan losses:

                                                                              Year ended December 31, 2000
                                                                              ----------------------------
Balance at beginning of period                                                         $   74,000
Charge-offs                                                                                    --
Recoveries                                                                                     --
Current year provision                                                                    184,000
                                                                                       ----------
Balance at end of period                                                               $  258,000
                                                                                       ==========
Ratio of net charge-offs during the period to average
     loans outstanding during the period                                                        0%
                                                                                       ==========

As of December 31, 2000, the allowance was allocated as follows:

                                                                                                      Percent of loans in
                                                                                    Year ended           each category
                                                                                 December 31, 2000      to total loans
                                                                                 -----------------    -------------------
Commercial, financial and agricultural                                               $  32,976               12.78%
Real estate - mortgage                                                                 195,812               75.90%
Real estate - construction                                                              19,084                7.40%
Consumer                                                                                10,128                3.93%
                                                                                     ---------              ------

Total                                                                                $ 258,000              100.00%
                                                                                     =========              ======

INVESTMENT PORTFOLIO

At December 31, 2000, the investment securities portfolio of $14,024,540 represented approximately 36.94% of our earning assets.

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                                                                   Amortized              Estimated          Yield to
                                                                      Cost                Fair Value         Maturity
                                                                 -------------          -------------        --------
U.S. Government Agencies
     1 to 5 years                                                $   8,415,459          $   8,512,116          6.75%

Corporate bonds:
     1 to 5 years                                                      487,783                503,850          7.37%

Mortgage Backed Securities                                           4,966,566              5,008,574          6.81%
                                                                 -------------          -------------          ----

          Total                                                  $  13,869,808          $  14,024,540          6.79%
                                                                 =============          =============          ====

As of December 31, 2000 and 1999, we had short-term investments in Federal funds sold of $2,988,000 and $1,871,000, respectively. The funds were sold on an overnight basis to other banks. As our bank grows, we expect to shift more of our assets from overnight investments into the loan portfolio.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

As of December 31, 2000, deposits represented the only component of interest-bearing liabilities. The following is a summary of deposits by category as of December 31, 2000:

                                                                                                Percentage of
                                                Ending       Percentage of        Average       total average     Effective
                                               balance       total deposits       balance          deposits         cost
                                            ------------     --------------    -------------    -------------     ---------
Demand deposit accounts                    $   3,642,534         11.27%        $   2,880,770         12.23%            --
NOW accounts                                   5,138,785         15.90%            4,937,568         20.96%          1.24%
Money market accounts                         15,688,379         48.55%           10,340,178         43.88%          5.52%
Savings accounts                                 285,147           .88%              250,526          1.06%          1.97%
Time deposits less
 than $100,000                                 4,963,094         15.36%            3,187,209         13.53%          5.93%
Time deposits of $100,00
 or more                                       2,596,477          8.04%            1,965,618          8.34%          6.42%
                                            ------------        ------         -------------        ------         ------
Total deposits                             $  32,314,416        100.00%        $  23,561,869        100.00%
                                           =============        ======         =============        ======

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $29,717,939 as of December 31, 2000.

The maturity distribution of our time deposits as of December 31, 2000 is as follows:

         Three months or less                                            $  2,594,213
         Over three through six months                                      1,063,906
         Over six through twelve months                                     3,557,651
         Over twelve months                                                   343,801
                                                                         ------------

                 Total                                                   $  7,559,571
                                                                         ============

SHORT-TERM BORROWINGS

As of December 31, 2000, we had no outstanding balances under short-term borrowings. We also have unsecured lines of credit available on a one to fourteen day basis with correspondent banks for $6,450,000.

LIQUIDITY AND RATE SENSITIVITY

Asset/liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and interest sensitive liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates.

Our primary sources of liquidity are a stable base of deposits, scheduled repayments on our loans, and interest and maturities of our investments. All of our securities have been classified as available-for-sale. If necessary, we have the ability to sell a portion of our investment securities to manage our interest sensitivity gap or liquidity. We also may utilize our cash and due from banks and federal funds sold to meet liquidity needs. Additionally, we have unsecured lines of credit with correspondent banks in the amount of $6,450,000. No advances have been drawn off these lines of credit.

The principal monitoring technique we is the measurement of our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to minimize interest rate risk and manage net interest income in changing interest rate environments. Our net interest income generally would benefit from rising interest rates when we have an asset-sensitive gap position. Conversely, our net interest income generally would benefit from decreasing interest rates of interest when it has a liability-sensitive gap position.

Because our bank has only been open since July 1999, and not yet generated a substantial amount of variable rate loans, we are currently liability sensitive over three-month and one-year time frames. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we consider those rates to be significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Net interest income may be affected by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

INTEREST RATE SENSITIVITY ANALYSIS

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position as of December 31, 2000 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. The table may not be indicative of our rate sensitivity position at other points in time.

                                                                      After three      After one but
                                                    Within three      but within        within five     After five
                                                       months        twelve months         years           years          Total
                                                    ------------     -------------     -------------    ----------      ---------
                                                                               (Dollars in Thousands)
Interest-earning assets:
   Federal funds sold                                $    2,988        $       --        $      --       $     --       $   2,988
   Investment securities                                    250                --           13,383            486          14,119
   Loans                                                  9,507             2,163            5,743          3,271          20,684
                                                     ----------        ----------        ---------       --------       ---------

Total earning assets                                 $   12,745        $    2,163        $  19,126       $  3,757       $  37,791
                                                     ==========        ==========        =========       ========       =========

Interest-bearing liabilities
   Interest bearing demand                           $   20,827        $       --        $      --       $     --       $  20,827
   Regular savings                                          285                --               --             --             285
   Time deposits                                          2,599             4,617              344             --           7,560
                                                     ----------        ----------        ---------       --------       ---------
Total interest-bearing liabilities                   $   23,711        $    4,617        $     344       $     --       $  28,672
                                                     ==========        ==========        =========       ========       =========
Interest-sensitivity gap                             $  (10,966)       $   (2,454)       $  18,782       $  3,757       $   9,119
Cumulative interest-sensitivity gap                  $  (10,966)       $  (13,420)       $   5,362       $  9,119       $  (9,905)
Ratio of interest-sensitivity gap to
total earning assets                                        (86)%             (90)%             16%            24%           (134)%

CAPITAL ADEQUACY

Both our company and our bank are subject to various regulatory capital requirements administered by the federal banking agencies. As of December 31, 2000, the company and the bank maintain capital ratios in the "well capitalized" classification. Additionally, based on the bank's most recent notification from the regulators, it was deemed to be well capitalized. For additional information, see footnote 12 of our audited financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

The effect of relative purchasing power over time due to inflation has not been taken into effect in our financial statements. Rather, the statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Since most of the assets and liabilities of a financial institution are monetary in nature, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. Interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on our behalf. We have made, and may continue to make, various written or verbal forward-looking statements with respect to business and financial matters, including statements contained in this report, filings with the Securities and Exchange Commission, and reports to shareholders. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements related to loan growth, deposit growth, or per share growth, and statements expressing general sentiment about future operating results and non-historical information, are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on our then current views and assumptions regarding future events and operating performance. Certain factors that would affect financial performance or cause actual results to vary significantly from estimates contained in or underlying forward-looking statements include:

-        Interest rate fluctuations and other market conditions.

- Strength of the consumer and commercial credit sectors, as well as real estate markets.

- Changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws, and revised tax law interpretations).

- Competitive pricing and other pressures on loans and deposits and our ability to obtain market share in its trade areas.

- The outcome of litigation which depends on judicial interpretations of law and findings of juries.

- Other risks and uncertainties as detailed from time to time in our filings with the Securities and Exchange Commission.

                     FIRST CAPITAL BANK HOLDING CORPORATION

                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                 (WITH INDEPENDENT ACCOUNTANTS' REPORT THEREON)

                     [PORTER KEADLE MOORE, LLP LETTERHEAD]

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
First Capital Bank Holding Corporation

We have audited the accompanying consolidated balance sheets of First Capital Bank Holding Corporation and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, comprehensive income and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bank Holding Corporation and subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with generally accepted accounting principles.



                                       /s/ Porter Keadle Moore, LLP

Atlanta, Georgia
January 5, 2001

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999

                                                                                         2000                     1999
                                                                                     -------------            ------------
                                                       Assets
Cash and due from banks                                                              $   1,757,693               1,056,088
Federal funds sold                                                                       2,988,000               1,871,000
Interest bearing deposit in other banks                                                    250,000                      --
                                                                                     -------------            ------------

           Cash and cash equivalents                                                     4,995,693               2,927,088

Investment securities available for sale                                                14,024,540              10,059,587
Other investments                                                                          277,000                 231,000
Loans, net                                                                              20,424,636               6,337,579
Premises and equipment, net                                                              1,601,281               1,646,871
Accrued interest receivable and other assets                                               534,608                 204,357
                                                                                     -------------            ------------

                                                                                     $  41,857,758              21,406,482
                                                                                     =============            ============

                                            Liabilities and Shareholders' Equity
Deposits:
   Non interest demand                                                               $   3,642,534               1,531,558
   Interest bearing demand                                                              20,827,164               3,970,019
   Savings                                                                                 285,147               4,592,619
   Time                                                                                  4,963,095               1,052,767
   Time over $100,000                                                                    2,596,476               1,235,739
                                                                                     -------------            ------------

           Total deposits                                                               32,314,416              12,382,702

Accrued interest payable and other liabilities                                              53,107                  11,185
                                                                                     -------------            ------------

           Total liabilities                                                            32,367,523              12,393,887
                                                                                     -------------            ------------

Commitments

Shareholders' equity:
   Preferred stock, par value $.01, 10,000,000 shares authorized,
     no shares issued and outstanding                                                           --                      --
   Common stock, par value $.01; 1,000,000 shares authorized;
     1,000,000 issued and outstanding for each period                                       10,000                  10,000
   Additional paid-in capital                                                            9,708,858               9,708,858
   Accumulated deficit                                                                    (330,746)               (634,951)
   Accumulated comprehensive income (loss)                                                 102,123                 (71,312)
                                                                                     -------------            ------------

           Total shareholders' equity                                                    9,490,235               9,012,595
                                                                                     -------------            ------------

                                                                                     $  41,857,758              21,406,482
                                                                                     =============            ============

See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                         2000                    1999
                                                                                     ------------            -----------
Interest income:
   Interest and fees on loans                                                        $  1,416,374                165,332
   Interest on investment securities                                                      882,545                256,885
   Interest on federal funds sold                                                         173,625                 99,454
                                                                                     ------------            -----------

         Total interest income                                                          2,472,544                521,671
                                                                                     ------------            -----------

Interest expense:
   Interest on deposits                                                                   952,265                 97,248
   Other                                                                                      693                 33,449
                                                                                     ------------            -----------

         Total interest expense                                                           952,958                130,697
                                                                                     ------------            -----------

         Net interest income                                                            1,519,586                390,974

Provision for loan losses                                                                 184,000                 74,000
                                                                                     ------------            -----------

         Net interest income after provision for loan losses                            1,335,586                316,974
                                                                                     ------------            -----------

Other income:
   Service charges on deposit accounts                                                     60,072                  5,790
   Gain on sale of loans                                                                  172,600                     --
   Other income                                                                            29,692                 13,033
                                                                                     ------------            -----------

         Total other income                                                               262,364                 18,823
                                                                                     ------------            -----------

Other expenses:
   Salaries and employee benefits                                                         776,728                426,690
   Occupancy and equipment                                                                243,800                 90,885
   Other operating                                                                        432,693                262,535
                                                                                     ------------            -----------

         Total other expenses                                                           1,453,221                780,110
                                                                                     ------------            -----------

              Income (loss) before taxes                                                  144,729               (444,313)

Income tax benefit                                                                        159,476                     --
                                                                                     ------------            -----------

         Net earnings (loss)                                                         $    304,205               (444,313)
                                                                                     ============            ===========

Net earnings (loss) per share                                                        $        .30                   (.44)
                                                                                     ============            ===========

Diluted net earnings (loss) per share                                                $        .30                   (.44)
                                                                                     ============            ===========

Average shares outstanding                                                              1,000,000              1,000,000
                                                                                     ============            ===========

See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                           Additional                        Accumulated
                                             Common          Paid-In         Accumulated    Comprehensive
                                             Stock           Capital           Deficit          Income           Total
                                           ---------       ----------        -----------    -------------      ---------
Balance, December 31, 1998                 $      --              500         (190,638)             --          (190,138)

Proceeds from stock offering,
   net of offering costs of
   $281,142                                   10,000        9,708,858               --              --         9,718,858

Redemption of organizational
   shares                                         --             (500)              --              --              (500)

Change in unrealized loss on
   securities available for sale                  --               --               --         (71,312)          (71,312)

Net loss                                          --               --         (444,313)             --          (444,313)
                                           ---------        ---------         --------         -------         ---------

Balance, December 31, 1999                    10,000        9,708,858         (634,951)        (71,312)        9,012,595

Change in unrealized gain on
   securities available for sale                  --               --               --         173,435           173,435

Net earnings                                      --               --          304,205              --           304,205
                                           ---------        ---------         --------         -------         ---------

Balance, December 31, 2000                 $  10,000        9,708,858         (330,746)        102,123         9,490,235
                                           =========        =========         ========         =======         =========

See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                                      2000           1999
                                                                                                   ---------      ---------
Net earnings (loss)                                                                                $ 304,205       (444,313)

Other comprehensive income:
   Unrealized holding income (losses) on investment securities available for sale:
     Unrealized gains (losses) arising during  the period                                            262,780       (108,048)
     Associated tax (expense) benefit                                                                (89,345)        36,736
                                                                                                   ---------      ---------

Other comprehensive income (loss), net of income taxes                                               173,435        (71,312)
                                                                                                   ---------      ---------

Comprehensive income (loss)                                                                        $ 477,640       (515,625)
                                                                                                   =========      =========

See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                          2000                    1999
                                                                                     -------------            ------------
Cash flows from operating activities:
   Net earnings (loss)                                                               $     304,205                (444,313)
   Adjustments to reconcile net earnings (loss) to net cash
     provided (used) by operating activities:
       Depreciation and accretion                                                           99,728                  32,722
       Provision for loan losses                                                           184,000                  74,000
           Provision for deferred taxes                                                   (159,476)                     --
           Gain on sale of loans                                                          (172,600)                     --
       Change in:
         Accrued interest and other assets                                                (260,120)               (166,828)
         Accrued payable interest and other liabilities                                     41,922                 (42,987)
                                                                                     -------------            ------------

                Net cash provided (used) by operating activities                            37,659                (547,406)
                                                                                     -------------            ------------

Cash flows from investing activities:
    Proceeds from maturities of investment securities available for sale                 1,265,250                      --
   Purchases of investment securities available for sale                                (4,915,659)            (10,150,860)
   Purchases of other investments                                                          (46,000)               (231,000)
   Net change in loans                                                                 (19,825,337)             (6,411,579)
    Proceeds from sale of loans                                                          5,726,880                      --
   Purchase of premises and equipment                                                     (105,902)             (1,395,507)
                                                                                     -------------            ------------

                Net cash used by investing activities                                  (17,900,768)            (18,188,946)
                                                                                     -------------            ------------

Cash flows from financing activities:
   Net change in deposits                                                               19,931,714              12,382,702
   Net change in line of credit                                                                 --                (520,678)
   Proceeds from the sale of common stock                                                       --              10,000,000
   Payment of deferred offering expense                                                         --                (200,619)
   Redemption of organizational shares                                                          --                    (500)
                                                                                     -------------            ------------

                Net cash provided by financing activities                               19,931,714              21,660,905
                                                                                     -------------            ------------

Net increase in cash and cash equivalents                                                2,068,605               2,924,553

Cash and cash equivalents at beginning of year                                           2,927,088                   2,535
                                                                                     -------------            ------------

Cash and cash equivalents at end of year                                             $   4,995,693               2,927,088
                                                                                     =============            ============

Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                                            $     931,663                 130,513
                                                                                     =============            ============

Supplemental schedule of noncash investing and financing activities:
     Change in unrealized gains (losses) on investment
          securities available for sale, net of tax                                  $     173,435                 (71,312)
                                                                                     =============            ============

See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         Organization
         First Capital Bank Holding Corporation (the "Company") was incorporated for the purpose of becoming a bank holding company. On July 26, 1999, the Company acquired 100% of the outstanding common stock of First National Bank of Nassau County (the "Bank"), which operates in the Fernandina Beach, Florida area. The Bank is chartered and regulated by the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation. The Bank commenced operations on July 26, 1999.

         Basis of Presentation
         The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 1999 amounts were reclassified to conform to the 2000 presentation.

         The accounting principles followed by the Company and its subsidiary, and the method of applying these principles, conform with generally accepted accounting principles (GAAP) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

         Cash and Cash Equivalents
         For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest bearing deposits at other banks.

         Investment Securities
         The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held to maturity are classified as available for sale. At December 31, 2000, all securities are classified as available for sale.

         Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

         A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

         Premiums and discounts are amortized or accreted over the life of the related securities as adjustments to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

         Other investments
         Other investments include equity securities with no readily determinable fair value. These investments are carried at cost.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
      Loans and Allowance for Loan Losses
      Loans are stated at principal amount outstanding, net of the allowance for loan losses. Unearned interest on discounted loans is recognized as income over the term of the loans using a method which approximates a level yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

      A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

      The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

      Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans.

      Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different than those of management.

      Premises and Equipment
      Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period.

      Depreciation expense is computed using the straight-line method over the following useful lives:

               Buildings                                         40 years
               Furniture and equipment                          3-7 years

      Income Taxes
      The Company accounts for income taxes under the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
      Income Taxes, continued
      In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

      Net Earnings Per Share
      Earnings per common share are based on the weighted average number of common shares outstanding during the period. The effects of potential common shares outstanding during the period including stock options and warrants are included in diluted earnings per share. For the year ended December 31, 2000, the annual average fair value of the Company's stock approximated the strike price of the options outstanding. Accordingly, there was no dilutive effect associated with the outstanding stock options. Related to the year ended December 31, 1999, no common stock equivalents were considered as the effects of such would be anti-dilutive to the loss per share calculation. Net loss per share as of 1999 was calculated assuming the actual shares sold in the initial offering were outstanding for the entire period.

(2)   INVESTMENT SECURITIES AVAILABLE FOR SALE
      Investment securities available for sale at December 31, 2000 were as follows:

                                                     Gross               Gross           Estimated
                                   Amortized       Unrealized          Unrealized          Fair
                                      Cost           Gains               Losses            Value
                                  -----------       --------           ----------       -----------
U.S. Government agencies          $ 8,415,459         97,286                (629)         8,512,116
Mortgage-backed securities          4,966,566         42,008                  --          5,008,574
Corporate bonds                       487,783         16,067                  --            503,850
                                  -----------       --------                ----        -----------

       Total                      $13,869,808        155,361                 (629)       14,024,540
                                  ===========        =======                 ====        ==========


      Investment securities available for sale at December 31, 1999 were as follows:

                                                     Gross               Gross           Estimated
                                   Amortized       Unrealized          Unrealized          Fair
                                      Cost           Gains               Losses            Value
                                  -----------       --------           ----------       -----------
U.S. Government agencies          $5,492,600           2,358              (70,606)         5,424,352
Mortgage-backed securities         4,675,034           1,153              (40,952)         4,635,235
                                 -----------        --------           ----------        -----------
       Total                     $10,167,634           3,511             (111,558)        10,059,587
                                 ===========        ========           ==========        ===========

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(2)   INVESTMENT SECURITIES AVAILABLE FOR SALE, CONTINUED
      The amortized cost and estimated fair value of investment securities available for sale at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Amortized          Estimated
                                            Cost           Fair Value
                                         ---------        -----------
       U.S. Government agencies:
           1 to 5 years                  $8,415,459         8,512,116

       Corporate bonds:
           1 to 5 years                     487,783           503,850

       Mortgage-backed securities         4,966,566         5,008,574
                                        -----------       -----------

                      Total             $13,869,808        14,024,540
                                        ===========       ===========

      During the years ended December 31, 2000 and 1999, there were no sales of securities available for sale.

(3)   LOANS
      Major classifications of loans at December 31, 2000 and 1999 are summarized as follows:


                                                                     2000            1999
                                                                     ----            ----
      Commercial, financial and agricultural                     $  2,643,512      1,224,920
      Real estate - mortgage                                       15,697,345      4,325,716
      Real estate - construction                                    1,529,896        488,968
      Consumer                                                        811,883        371,975
                                                                 ------------     ----------
                  Total loans                                      20,682,636      6,411,579
                  Less:   Allowance for loan losses                   258,000         74,000
                                                                 ------------     ----------
                         Loans, net                              $ 20,424,636      6,337,579
                                                                 ============     ==========

      The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of the city of Fernandina Beach and Nassau County, Florida. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

      The Bank provided $184,000 and $74,000 for the years ended December 31, 2000 and 1999, respectively, to the allowance for loan losses for potential problem loans. There were no charge-offs during 2000 and 1999.

 (4)  PREMISES AND EQUIPMENT
      Major classifications of premises and equipment at December 31, 2000 and 1999 are summarized as follows:

                                                       2000              1999
                                                       ----              ----

             Land                                  $   265,000           265,000
             Building                                  980,957           947,229
             Furniture and equipment                   558,735           486,561
                                                   -----------        ----------
                                                     1,804,692         1,698,790

             Less: Accumulated depreciation           (203,411)          (51,919)
                                                   -----------        ----------
                                                   $ 1,601,281        $1,646,871
                                                   ===========        ==========

      Depreciation expense amounted to $154,064 and $49,497 for 2000 and 1999, respectively.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(5)   DEPOSITS
      Maturities of time deposits at December 31, 2000 are as follows:

      Maturing in:
          2001                     $ 7,215,770
          2002                         250,016
          2003                          67,406
          2004                          26,379
                                   -----------

            Total                  $ 7,559,571
                                   ===========

(6)   INCOME TAXES

      The components of income tax benefit for the years ended December 31, 2000 and 1999 are as follows:

                                                         2000          1999
                                                      ----------       -----
      Deferred tax expense                            $   54,746          --
      Change in valuation allowance                     (214,222)         --
                                                      ----------       -----

                        Total                         $  159,476          --
                                                      ==========       =====

      The differences between the income tax benefit and the amount computed by applying the statutory federal income tax rate to the income or loss before income taxes for the years ended December 31, 2000 and 1999 relate primarily to the benefit of net operating loss carryforwards not recognized and the change in the valuation allowance.

      The following summarizes the components of deferred taxes at December 31, 2000 and 1999.

                                                                     2000              1999
                                                                   ---------         --------
       Deferred income tax assets:
         Allowance for loan losses                                 $  75,766           21,454
         Pre-opening expenses                                         96,538          124,120
         Operating loss carryforwards                                 16,207           81,011
         Unrealized losses on available-for-sale securities               --           36,736
                                                                   ---------         --------

              Total deferred tax assets                              188,511          263,321
              Less valuation allowance                                    --         (214,222)
                                                                   ---------         --------
              Net deferred tax asset after valuation allowance       188,511           49,099
                                                                   ---------         --------

       Deferred income tax liabilities:
         Premises and equipment                                      (29,035)         (12,363)
         Unrealized gains on available-for-sale securities           (52,609)              --
                                                                   ---------         --------

              Total deferred tax liability                           (81,644)         (12,363)
                                                                   ---------         --------

              Net deferred tax asset                               $ 106,867           36,736
                                                                   =========         ========

      At December 31, 2000 and 1999, the Company had federal and state net operating loss carryforwards for tax purposes of approximately $48,000 and $238,000, respectively, which will expire beginning in 2013 if not previously utilized.

(7)   LINES OF CREDIT
      The Bank has lines of credit at December 31, 2000 totaling $6,450,000, which represent credit for overnight borrowings from financial institutions. No balances were outstanding as of December 31, 2000 and 1999.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(8)   COMMITMENTS
      The Company entered into an employment agreement with its President and Chief Executive Officer, providing for an initial term of five years commencing August 15, 1998. The agreement provides for a base salary, an incentive bonus based on five percent of the Company's pre-tax earnings, and 30,000 stock options which vest equally over five years with an exercise price of $10 per share. Additionally, the Company is to maintain a $1,000,000 key man life insurance policy, with $500,000 payable to the Company and $500,000 payable to the President's family. The agreement further provides for other perquisites, and subjects the President to certain non-compete restrictions.

      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

      The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Bank requires collateral to support financial instruments with credit risk.

      The following summarizes commitments as of December 31, 2000 and 1999.

                                                                       Approximate
                                                                     Contract Amount
                                                                --------------------------
                                                                   2000             1999
                                                                   ----             ----
              Financial instruments whose contract
                amounts represent credit risk:
                    Commitments to extend credit                $ 6,364,000      2,359,000
                    Standby letters of credit                   $   136,000         40,000

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit or personal property.

      Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

 (9)  SHAREHOLDERS' EQUITY
      Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company, up to a maximum of 1,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

      Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. The Bank is currently not allowed to pay dividends to the Company until it becomes cumulatively profitable.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

 (10) RELATED PARTY TRANSACTIONS
      The Bank conducts transactions with directors and officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank's policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. At of December 31, 2000, deposit accounts of related parties totaled $2,280,100.

      The following summary reflects activities for related party loans for 2000:

      Beginning balance                   $ 1,293,725
      New loans                             1,540,984
      Repayments                             (209,728)
                                          -----------

      Ending balance                      $ 2,624,981
                                          ===========



(11)  EMPLOYEE AND DIRECTOR BENEFIT PLANS
      The Company issued 165,000 warrants to the organizers related to the initial stock offering. Each organizer was granted one warrant for each two shares purchased. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $10.00 per share. The warrants are exercisable in equal amounts beginning on the date the Bank opened for business and on each of the four succeeding anniversaries of that date. The warrants expire on the fifth year anniversary of the Bank opening.

      The Company has a Stock Incentive Plan whereby 100,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include incentive stock options or non-incentive stock options. Incentive stock options are granted to employees at exercise prices not less than fair market value at the date of grant. The options vest evenly over five year periods with the first 20% vesting immediately. The options are exercisable no later than ten years from the date of grant. At December 31, 2000, 37,000 options were available for distribution.

      During 1999 the Board of Directors of the Company granted 63,000 options to purchase shares of common stock in the Company to employees of the Company and the Bank. There were no options granted during 2000. All options outstanding were granted with an exercise price of $10.

      A summary status of the Company's stock option plan as of December 31, 2000 and 1999 is presented below:

                                                                  2000                            1999
                                                         -------------------------     --------------------------
                                                                        Average                         Average
                                                                        Weighted                       Weighted
                                                         Shares      Exercise Price    Shares      Exercise Price
                                                         ------      --------------    ------      --------------
      Outstanding, beginning of year                     63,000          $ 10.00            --                --
      Granted during the year                                --               --        63,000           $ 10.00
                                                         ------                         ------

      Outstanding, end of year                           63,000          $ 10.00        63,000           $ 10.00
                                                         ======                         ======

      Options exercisable at year end                    25,200          $ 10.00        12,600           $ 10.00
                                                         ======                         ======

      Weighted average fair value of
      options granted during the year                                    $    --                         $  3.90
                                                                         =======                         =======
      Weighted average remaining
      contractual lives (years)                                             8.82                            9.82
                                                                         =======                         =======

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(11)  EMPLOYEE AND DIRECTOR BENEFIT PLANS, CONTINUED
      The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt these cost recognition principles. No compensation expense has been recognized in 2000 and 1999. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net results per share would have changed to the proforma amounts indicated below:


                                                                                2000            1999
                                                                             ------------    ----------

      Net earnings (loss)                   As reported                      $    304,205     (444,313)
                                            Proforma                         $    271,773     (493,453)

      Earnings (loss) per share             As reported                      $        .34         (.44)
                                            Proforma                         $        .27         (.49)

      The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 1999: no dividend yield, a risk free interest rate of 5.2% and an expected life of 10 years. As of December 31, 2000 and 1999, there were no dilutive common stock equivalents outstanding.

 (12) REGULATORY MATTERS
      The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

      As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(12)  REGULATORY MATTERS, CONTINUED
      The actual capital amounts and ratios for the Bank are also presented in the table. Detail disclosures related to the Company have been excluded as they significantly exceed the disclosures herein.

                                                                                                         To Be Well
                                                                                                     Capitalized Under
                                                                                  For Capital         Prompt Corrective
                                                           Actual               Adequacy Purposes      Action Provisions
                                                    -----------------------     -----------------    --------------------
                                                     Amount         Ratio       Amount       Ratio      Amount      Ratio
                                                    -------         -----       ------       -----      ------      -----
      As of December 31, 2000:
        Total Capital
            (to Risk Weighted Assets)               $ 7,116,000       29%      1,946,000        8%    2,432,000      10%
        Tier 1 Capital
            (to Risk Weighted Assets)               $ 6,858,000       28%        973,000        4%    1,460,000       6%
        Tier 1 Capital
           (to Average Assets)                      $ 6,858,000       17%      1,608,000        4%    2,010,000       5%

      As of December 31, 1999:
        Total Capital
            (to Risk Weighted Assets)               $ 6,825,000       77%        712,000        8%      889,000      10%
        Tier 1 Capital
            (to Risk Weighted Assets)               $ 6,751,000       76%        356,000        4%      534,000       6%
        Tier 1 Capital
           (to Average Assets)                      $ 6,751,000       36%        750,000        4%      938,000       5%


(13) FIRST CAPITAL BANK HOLDING CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                 Balance Sheets

                           December 31, 2000 and 1999

                                     Assets


                                                                               2000           1999
                                                                            -----------    -----------

        Cash and interest bearing deposits                                  $ 2,423,238      2,332,979
        Investment in subsidiary                                              7,066,689      6,679,308
        Other assets                                                                308            308
                                                                            -----------    -----------

                                                                            $ 9,490,235      9,012,595
                                                                            ===========    ===========

                      Liabilities and Shareholders' Equity

        Shareholders' equity                                                $ 9,490,235      9,012,595
                                                                            ===========    ===========

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(13) FIRST CAPITAL BANK HOLDING CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                            Statements of Operations

                 For the Years Ended December 31, 2000 and 1999

                                                                    2000          1999
                                                                  ---------     ---------
        Income:
          Interest income                                         $ 136,435       102,973
                                                                  ---------     ---------

        Expenses:
          Interest                                                       --        33,449
          Salaries and employee benefits                                 --       139,961
          Occupancy and equipment                                        --        12,553
          Other operating                                            46,176       111,943
                                                                  ---------     ---------

               Total expenses                                        46,176       297,906
                                                                  ---------     ---------

        Earnings (loss) before equity in
          undistributed earnings (loss) of subsidiary                90,259      (194,933)

        Equity in undistributed earnings (loss) of subsidiary       213,946      (249,380)
                                                                  ---------     ---------

               Net earnings (loss)                                $ 304,205      (444,313)
                                                                  =========    ==========

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(13) FIRST CAPITAL BANK HOLDING CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                            Statements of Cash Flows

                 For the Years Ended December 31, 2000 and 1999


                                                                                               2000                 1999
                                                                                               ----                 ----
               Cash flows from operating activities:
                  Net earnings (loss)                                                      $   304,205             (444,313)
                  Adjustments to reconcile net earnings (loss) to net
                    cash provided (used) by operating activities:
                      Equity in undistributed (earnings) loss of subsidiary                   (213,946)             249,380
                      Change in other                                                               --              (53,687)
                                                                                           -----------         ------------
                               Net cash provided (used) by operating activities                 90,259             (248,620)
                                                                                           -----------         ------------

               Cash flows from investing activities consisting of
                  capital infusion into subsidiary                                                  --           (6,699,139)
                                                                                           -----------         ------------

               Cash flows from financing activities:
                  Change in line of credit                                                          --             (520,678)
                  Redemption of organization shares                                                 --                 (500)
                  Proceeds from sale of common stock                                                --           10,000,000
                  Payments of deferred offering costs                                               --             (200,619)
                                                                                           -----------         ------------

                               Net cash provided by financing activities                            --            9,278,203
                                                                                           -----------         ------------

               Net increase in cash                                                             90,259            2,330,444

               Cash at beginning of year                                                     2,332,979                2,535
                                                                                           -----------         ------------

               Cash at end of year                                                         $ 2,423,238            2,332,979
                                                                                           ===========         ============

               Supplemental disclosures of cash flow information:
                  Cash paid during the year for interest                                            --         $     33,449

               Supplemental schedule of noncash financing and investing activities:
                  Change in net unrealized gain (loss) on securities
                      available for sale of subsidiary, net of tax                         $   173,434              (71,312)
                  Transfer of premise and equipment to Bank                                         --              300,861

                                 CORPORATE DATA

           FIRST CAPITAL BANK HOLDING CORPORATION - BOARD OF DIRECTORS


                                                 POSITION WITH
                 NAME                               COMPANY
                 ----                            -------------
                Ron Anderson                          Director

             Christina H. Bryan                       Director

              C. Brett Carter                         Director

             Suellen R. Garner                  Chairman and Director

              William K. Haley                        Director

             Lorie L. McCarroll                       Director

              David F. Miller                         Director

            William J. Mock, Jr.                      Director

             Marlene J. Murphy                        Director

              Robert L. Peters                        Director

             Lawrence W. Piper                        Director

             Michael G. Sanchez              President, Chief Executive
                                                Officer, and Director

              Harry R. Trevett                        Director

              Edward E. Wilson                        Director

              Marshall E. Wood                        Director


                 FIRST NATIONAL BANK OF NASSAU COUNTY - OFFICERS

              Michael G. Sanchez                     President

              Timothy S. Ayers            Chief Financial Officer, Principal
                                                  Accounting Officer

                Dan P. Powell              Senior Vice President and Senior
                                                     Loan Officer

ANNUAL MEETING OF SHAREHOLDERS:

The Annual Meeting of Shareholders of First Capital Bank Holding Corporation will be held at The Golf Club of Amelia Island, 4700 Amelia Island Parkway, Amelia Island, Florida on Wednesday, April 18, 2001, at 10:00 a.m.

CORPORATE OFFICE:                    GENERAL COUNSEL:

1891 South 14th Street               Nelson Mullins Riley & Scarborough, L.L.P.
Fernandina Beach, Florida 32034      First Union Plaza
(904) 321-0400                       999 Peachtree Street, NE / Suite 1400
(904) 321-1511 Fax                   Atlanta, Georgia 30309


REGISTRAR AND TRANSFER AGENT:

First Capital Bank Holding Corporation serves as its own Registrar and Transfer Agent.

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED AT NO CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO: MICHAEL G. SANCHEZ, FIRST CAPITAL BANK HOLDING CORPORATION, 1891 SOUTH 14TH STREET, FERNANDINA BEACH, FLORIDA 32034