Form 10KSB, Exhibit 13
period 2001-12-31
FIRST CAPITAL BANK HOLDING CORP
filed 2002-03-15
CIK 1074560

Exhibit 13 to the Form 10-KSB






                               FIRST CAPITAL BANK


                               HOLDING CORPORATION

                               and its subsidiary



                               FIRST NATIONAL BANK
                                       OF
                                  NASSAU COUNTY












                               2001 ANNUAL REPORT

CONTENTS

Highlights of 2001.........................................................1

Letter to Shareholders.....................................................2

Selected Financial Highlights..............................................4

Management's Discussion and Analysis of Financial
Condition and Results of Operations........................................5

Report of Independent Accountants.........................................15

Consolidated Financial Statements......................................16-32

Board of Directors.....................................................33-34

Bank Executive Management.................................................35

Corporate Data/ Directors and Officers and
     Shareholder General Information.......................Inside Back Cover

FNB HIGHLIGHTS OF 2001


By the end of the third quarter,
First National Bank had achieved over 12.0% market shares in Nassau County deposits. At December 31, total deposits had grown to over $57 million, an increase of $25 million from the prior year-end. The Bank's courier, cash management services, internet banking and commercial loan products helped First National lead the way as small business' bank of choice.

[Graphic Omitted]
[Insert photo of the Bank]


In April,
we opened the wholesale mortgage division, located in Neptune Beach, Florida. In June, Bill Kelley joined the Bank as Senior Vice President. By December, the Bank had $30 million in mortgage loans available for sale from wholesale mortgage banking activity, and the new division contributed $.11 per share to the bank's income.

[Graphic Omitted]
[Insert graphics/chart]



By September 30,
First National had become one of the Small Business Administration's top lenders in the North Florida district. In less than two years, First National had achieved preferred lender status in Florida and, by January 2002, the Bank was awarded preferred lender status in Georgia.



[Graphic Omitted]
[Insert photograph]

                           LETTER TO OUR SHAREHOLDERS

                                 March 15, 2002

To Our Shareholders,

By nearly every measure, 2001 was an extremely good year for First Capital Bank Holding Corporation and its subsidiary, First National Bank of Nassau County. As is the case with many small banks whose early years are characterized by rapid growth, our focus, too, was on expanding our organization. It was a year in which we laid the foundation for our future. We added quality employees to build our infrastructure, we grew our balance sheet significantly, and we made great strides in generating income.


Our People Set Us Apart

Because the financial services industry is highly regulated, the products and services that banks offer tend to become homogenized over time. Sophisticated technology and e-business solutions, once exclusively owned and marketed by only the largest financial institutions, are now widely available to community banks at a reasonable cost. Independent banks are able to provide high-tech business solutions as readily as the largest international banks. So, what differentiates First National Bank of Nassau County from other banks? Quite clearly, it's our people.

Whether they are located in operations or a support area, in mortgage lending or in our lobby, our people are our most valuable asset. We have attracted some of the best employees in the Southeast. I have repeatedly commented, and firmly believe, that people are the defining element of a successful institution. People make the difference between mediocrity and high performance. Even if First National Bank of Nassau County functioned in a nondescript, metal clad building, offered average interest rates, and was saddled with yesterday's technology - we would still outperform the competition. That is because our people truly set us apart.

As a shareholder, you will be pleased to know that most of our employees are also owners of the Company's stock, either through stock options or common stock ownership. They have a vested interest, both financially and emotionally, in the achievements of our Company. They also share a common goal: to work for one of the most successful banks in the country.

Since last year at this time, our employees have doubled in number. Ordinarily, that would be an alarming overhead statistic. That's not the case here, however, because our new resources are in revenue-producing positions, not in staff or support functions. And, they have proven their worth. When we expanded wholesale mortgage lending to meet the refinance volume, our people responded: they went from nominal mortgage volume mid-year to $32 million-per-month in December, and they handled it profitably.


Funding Quality Assets with Core Deposits

Our growth was never spurred by a need to brag about "rapid growth," or "how large we've become." We avoid taking brokered deposits or "hot money" from non-customers. But, because we now have a place to employ new deposits, we have become competitive with our Certificate of Deposit rates. We spent the first six months of the year developing the organizational structure of our wholesale mortgage lending division. During the following six months, we grew deposits to fund mortgage loans held for sale.

At year-end, we held $29 million in pre-sold mortgage loans, and our portfolio loans had grown to over $31 million. We funded our asset growth with $25 million in new deposits and $11 million in Federal Home Loan Bank advances and other short-term repurchase agreements. Our assets had grown to $79 million by year-end.

We believe that our balance sheet and the nature of our business position us well to take advantage of both short-term and long-term opportunities. Clearly, our performance will be somewhat better when interest rates begin a moderate increase. However, our mortgage division tends to outperform in an environment of lower interest rates. A large amount of our core deposits are in variable-rate money markets ($23 million, or 40% of deposits), so the Bank will do well as we build our variable-rate loan portfolio. Likewise, we are able to invest short-term deposits and other borrowings in our mortgage loans held for sale, which we hold on our books about 21 days on average.

We believe that we are in a good position to take advantage of interest rate and market fluctuations during 2002.


On the Threshold of High Performance

For the 12-month period ended December 31, 2001, the Company had pre-tax income of $888,978, compared to income before tax benefit last year of $144,729. Our net income after tax for 2001 was $586,978, or $.58 per common share outstanding. Return on average assets at the Bank level was 1.05%, a remarkably solid performance for a new financial institution.

We believe that all of our business units are positioned well and structured efficiently. Our goal in Fernandina Beach is to add quality business loans and deposits to fund loan growth. The initiative of the retail mortgage group is to continue to increase production by doing what they do best - delivering quality customer service. And, the wholesale mortgage division will continue to refine their organizational structure and enhance profit margins.

Admittedly, there are some difficult times ahead. The tragedy of September 11 has changed our world and the way we interact with it. Managing our balance sheet in a remarkably unstable interest-rate environment will always be a challenge, and we will be impacted by the national economy because a large part of our business is reliant on tourism and on second-home and retirement community investments.

Nevertheless, good fortune is on our side. We are fortified by an outstanding employee base and a strong, clean balance sheet. Add the earnings power of our wholesale mortgage division and multiply by our track record of success, and the future of our Company appears bright indeed.


/s/ Michael G. Sanchez


Michael G. Sanchez
President and Chief Executive Officer

                             Selected Financial Data

The following table sets forth certain selected financial data concerning First Capital Bank Holding Corporation and subsidiary as of and for the years ended December 31, 2001 and 2000. The selected financial data has been derived from the consolidated financial statements that have been audited by Porter Keadle Moore, LLP, independent certified public accountants. This information should be read in conjunction with management's discussion and analysis of financial condition and results of operation.

                                                                                 2001                      2000
                                                                                 ----                      ----
At Year End
         Securities available for sale                                       $  10,637,612               $ 14,024,540
         Loans, net                                                             30,440,319                 20,424,636
         Loans available for sale                                               30,603,596                         --
         Total assets                                                           79,410,861                 41,857,758
         Deposits                                                               57,473,277                 32,314,416
         Total shareholders' equity                                             10,127,926                  9,490,235


Average Balances
             Loans                                                            $  34,357,516             $ 13,650,342
             Earning assets                                                      51,421,180               29,326,038
             Assets                                                              55,953,915               32,701,553
             Deposits                                                            43,906,242               23,561,869
             Shareholders' equity                                                 9,704,890                9,044,711

Results of Operations:
         Net interest income                                                 $    2,481,329            $   1,519,586
         Provision for loan losses                                                  159,000                  184,000
         Other income                                                             1,759,963                  262,364
         Other expenses                                                           3,193,314                1,453,221
         Net earnings                                                               586,978                  304,205


Per Share Data:
            Net earnings per share                                        $             .59         $            .30
            Diluted net earnings per share                                              .59                      .30

Key Performance Ratios:
         Return on average equity                                                      6.05%                    3.41%
           Return on average assets                                                    1.05%                    0.98%
         Average equity to average assets                                             17.34%                   28.68%
         Average loans to average deposits                                            78.25%                   57.21%
             Net interest margin                                                       4.83%                    5.18%


Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations


This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of First Capital Bank Holding Corporation. This commentary should be read in conjunction with the financial statements and the related notes and the other statistical information included elsewhere in this report.


OVERVIEW

First Capital Bank Holding Corporation (First Capital) was incorporated as a Florida corporation on July 29, 1998, primarily to own and control all of the capital stock of First National Bank of Nassau County (FNB). On July 26, 1999, First Capital acquired 100% of the outstanding common stock of First National Bank of Nassau County, which operates in the Fernandina Beach, Florida area. We raised $10,000,000 through an offering of our common stock at $10 per share, of which $7,000,000 was used to capitalize First National Bank of Nassau County. First National Bank of Nassau County is chartered and regulated by the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation. First National Bank of Nassau County commenced operations on July 26, 1999. Our main office is located at 1891 South 14th Street, Fernandina Beach, Florida. During 2001, FNB commenced operations for its Wholesale Mortgage operations located in Neptune Beach, Florida and Retail Mortgage operation located in Jacksonville. FNB also offers Internet banking services through its web site located at www.fnb-palm.com.

Deposit Services. FNB offers a full range of deposit services including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The accounts are all offered to FNB's market area at rates competitive to those offered in the area. All deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum allowed by law. In addition, FNB has implemented service charge fee schedules competitive with other financial institutions in its market area covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

Lending Services. FNB's lending business consists principally of making consumer loans to individuals and commercial loans to small and medium-sized businesses and professional concerns. In addition, FNB makes secured real estate loans, including residential and commercial construction loans, and first and second mortgage loans for the acquisition or improvement of personal residences. No material portion of FNB's loans is concentrated within a single industry or group of related industries. FNB is not dependent to any material degree upon any single borrower or a few principal borrowers. The loss of any individual borrower or of a few principal borrowers would not be likely to have a material adverse effect on the operations or earnings of FNB.

Mortgage Banking Activities. FNB purchases agency-eligible mortgage loans through its correspondents which reside primarily on the east coast and funds loans through its wholesale division. FNB also originates residential mortgage loans through its Fernandina Beach office and retail location in Jacksonville, Florida. All of the residential mortgage loans purchased and originated by FNB are sold to institutional purchasers, including national and regional broker/dealers. All loans are sold with the rights to service the loans released.

At December 31, 2001, First Capital had total consolidated assets of $79.4 million, total portfolio loans of $30.4 million, total loans available for sale of $30.6 million, total deposits of $57.4 million, and shareholders' equity of $10.1 million. First Capital's net income for 2001 was $586,978, an increase of $282,773, or 93%, from 2000. Earnings per common share increased to $.59 in 2001, from $.30 in 2000.

The following discussion should be read in conjunction with our consolidated financial statements and the other financial data included in this annual report. The following discussion should be read with an understanding of First Capital's short operating history.

INCOME STATEMENT REVIEW

First Capital reported net earnings for the year ended December 31, 2001 of $586,978 as compared to $304,205 for the year ended December 31, 2000. Net interest income was $2,481,329 in 2001 representing an increase of $961,743 when compared to 2000. Other income increased $1,497,599 when compared to 2000 to $1,759,963 for the year ended December 31, 2001. Other expenses for the year ended 2001 totaled $3,193,314 as compared to $1,453,221 in

2000. First Capital's improved performance was reflective of FNB's growth in earning assets and gains on mortgage and SBA loan sales.

In 2001, average interest earning assets increased $22.1 million, or 75%, over the 2000 amount. This increase was primarily due to the increase of loans outstanding. Average loans outstanding for 2001 were $34.4 million, compared with $13.7 million in 2000. Average interest bearing liabilities for 2001 increased $19.5 million, or 94%, over the 2000 average balance. This increase was primarily due to an increase in the level of average interest bearing deposits of $17.3 million, or 84%.


Net Interest Income

The banking industry uses two key ratios to measure relative profitability of net interest income, net interest rate spread and net interest margin. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total earning assets and takes into account the positive impact of investing non-interest bearing deposits.

First Capital's net interest spread was 3.98% in 2001and 3.82% in 2000, while the net interest margin was 4.83% in 2001 and 5.18% in 2000. The 35 basis point decrease in the net interest margin from 2000 to 2001 is primarily attributable to the precipitous decline in interest rates, with interest earning assets repricing more quickly than interest earning liabilities. Additionally, First Capital generated significant volumes in mortgages available for sale, detrimentally affecting the loan yield as the relative percentage of outstanding mortgage loans increased as compared to higher yielding commercial credits. The average cost of interest bearing liabilities for 2001 was 3.87%, a decrease of 74 basis points from 2000 which is in line with rate decreases by the Federal Reserve Bank.

The following table shows the relationship between interest income and expense and the average balances of interest earning assets and interest bearing liabilities.

                                                                              2001
                                                                                                      2000
                                                 Average      Income/      Yield/       Average       Income/      Yield/
                                                 Balance      Expense       Rate        Balance       Expense       Rate
                                                 -------      -------       ----        -------       -------       ----
ASSETS:
Federal funds sold and interest
bearing deposits                           $    4,134,220      175,700       4.25%   $  2,939,409     173,625        5.91%
Investment securities                          12,929,444      950,415       7.35%     12,746,287     882,545        6.92%
Loans                                          34,357,516    2,908,919       8.47%     13,650,342   1,416,374       10.38%
                                              -----------    ---------                -----------   ---------      ------

   Total interest earning assets               51,421,180    4,035,034       7.85%     29,326,038   2,472,544        8.43%
All other assets                                4,532,735                               3,375,515
                                              -----------                             -----------
Total assets                               $   55,953,915                            $ 32,701,553
                                              ===========                             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing deposits                  $   37,975,927    1,481,341       3.90%   $ 20,681,099     952,265        4.60%
Short-term borrowings                           1,381,348       43,087       3.12%          8,445         693        8.21%
FHLB advances                                     781,931       29,277       3.74%             --          --          --
                                              -----------    ---------                -----------   ---------      ------

  Total interest bearing liabilities           40,139,206    1,553,705       3.87%     20,689,544     952,958        4.61%

Noninterest-bearing deposits                    5,930,315                               2,880,770
Other liabilities                                 179,504                                  86,328
Shareholders' equity                            9,704,890                               9,044,911
                                              -----------                             -----------
Total liabilities and shareholders' equity  $  55,953,915                            $ 32,701,553
                                              ===========                             ===========

Net interest spread                                                          3.98%                                   3.82%
Net interest margin on average earning assets                                4.83%                                   5.18%

Net interest income/margin                                 $ 2,481,329                            $ 1,519,586
                                                             =========                              =========


The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by First Capital on such assets and liabilities for 2001. The table is not presented for 2000 due to the fact that virtually all of the changes in interest income and expense in 2000 were attributable to volume as FNB commenced operations in July 1999. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.


                                                                2001
                                                    ----------------------------

                                                    Volume       Rate      Change
ASSETS:
Federal funds sold and interest bearing deposits   $  61,102    (59,027)      2,075
Investment securities                                 13,463     54,407      67,870
Loans                                              1,766,816   (274,271)  1,492,545
                                                   ---------    -------   ---------

   Total interest earning assets                   1,841,381   (278,891)  1,562,490

LIABILITIES
Interest-bearing deposits                            779,119   (250,043)    529,076
Short-term borrowings                                 42,779       (385)     42,394
FHLB advances                                         29,277         --      29,277
                                                   ---------  ---------   ---------
  Total interest bearing liabilities                           (250,428)    600,747
                                                   ---------  ---------   ---------

                                                  $  990,206    (28,463)    961,743
                                                   =========  =========   =========

OTHER INCOME AND OTHER EXPENSES

For the years ended December 31, 2001 and 2000, other income totaled $1,759,963 and $262,364, respectively. The primary component of other income in 2001 is the gain on sale of loans totaling $1,163,442, which represented an increase of $990,842 when compared to 2000. The primary reason for the increase in loan sale activity was our commencement of mortgage banking operations in the second quarter of 2001. Mortgage activity was strong during 2001 spurred by declines in interest rates.

Other expenses totaled $3,193,314 and $1,453,221 for the years ended December 31, 2001 and 2000, respectively. The primary component of other expense was salary and employee benefits expense, which totaled $1,960,485 and $776,728, for the same respective periods. The increase in salary and employee benefit and expense is attributable to the additional personnel hired for our mortgage banking operations as well as general hiring to accommodate the growth in FNB's assets. Additionally, occupancy expense increased in 2001 by $186,169 when compared to 2000, which was primarily due to additional, leased office space and equipment depreciation associated with our mortgage banking operations. Other operating expense totaled $802,860 for the year ended December 31, 2001 as compared to $432,693 for the year ended December 31, 2000, which is in line with First Capital's growth in assets.

BALANCE SHEET OVERVIEW

At December 31, 2001, the assets of First Capital totaled $79,410,861 as compared to $41,857,758 as of December 31, 2000. For the same periods, total liabilities increased to $69,282,935 from $32,367,523, respectively. Shareholders' equity totaled $10,127,926 at December 31, 2001, an increase of $637,691 when compared to the balance of $9,490,235 as of December 31, 2000.

LOAN PORTFOLIO

Since loans typically provide higher interest yields than do other types of earning assets, First Capital's intent is to channel a substantial percentage of its earning assets into loans. First Capital separates its loans into two categories: portfolio loans and loans held for sale. Portfolio loans are permanent loans booked, serviced, and held to maturity. Loans held for sale are originated or purchased from third parties and presold to institutional investors. Loans held for sale typically remain on First Capital's books for two to three weeks. Total net portfolio loans outstanding at December 31, 2001 and 2000 were $30,440,319 and $20,424,636, respectively.

Major classifications of portfolio loans as of December 31, 2001 and 2000 are summarized as follows:

                                                          2001                                 2000
                                                          ----                                 ----
                                                Amount      Percent of total        Amount     Percent of total
                                                ------      ----------------        ------     ----------------
Commercial, financial and agricultural   $      2,948,381         9.29%       $    2,643,512         12.78%
Real estate - mortgage                         20,640,020        65.05%           15,697,345         75.90%
Real estate - construction                      5,869,100        18.50%            1,529,896          7.40%
Consumer                                        1,399,818         7.16%              811,883          3.93%
                                              -----------                       ------------
Total loans                                    30,857,319       100.00%           20,682,636        100.00%

Less:  Allowance for loan losses                  417,000                            258,000
                                             ------------                       ------------

Total net loans                          $     30,440,319                     $   20,424,636
                                             ============                       ============

The major component of First Capital's loan portfolio was real estate mortgage loans, which represented 65.05% and 75.90% of the loan portfolio as of December 31, 2001 and 2000, respectively. In the context of this discussion, we define a "real estate mortgage loan" as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. We take this collateral to reinforce the likelihood of the ultimate repayment of the loan; however, this tends to increase the magnitude of our real estate loan portfolio component. Generally, we limit our loan-to-value ratio to 80%. Due to the short time frame the portfolio has existed, the current loan mix may not be indicative of the ongoing make-up of the portfolio. In order to reduce collateral risk, management will attempt to maintain a relatively diversified portfolio.

It is our policy to classify loans as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are secured by real estate or negotiable collateral and in process of collection. Generally, payments received on non-accrual loans are applied directly to principal. We have adopted the principals of Financial Accounting Standards Board (FASB) SFAS 114 and 118 relating to accounting for impaired loans. As of December 31, 2001, FNB had no non-accrual loans nor loans past due greater than 90 days.

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

The following table summarizes major classifications of loans by maturities as of December 31, 2001:

                                             After one,
                               One year      but within     After five                      Variable         Fixed
                                or less      five years        Years          Total           Rate            Rate
                                -------      ----------    -------------      -----           ----            ----
Commercial, financial
     and agricultural           $   811,450     $ 1,444,003  $    692,927    $  2,948,381   $  1,088,608    $  1,859,773
Real estate - mortgage            3,679,592       4,106,262    12,854,166      20,640,020      8,783,304      11,856,716
Real estate - construction        4,093,617       1,031,486       743,997       5,869,100      1,027,253       4,841,847
Consumer                            561,390         655,868       182,560       1,399,818         59,118       1,340,700
                                 ----------     -----------  ------------    ------------    -----------    ------------

Total                           $ 9,146,049     $ 7,237,620  $ 14,473,650    $ 30,857,319   $ 10,958,283    $ 19,899,036
                                ===========     ===========  ============    ============   ============    ============


PROVISION AND ALLOWANCE FOR LOAN LOSSES

First Capital has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential credit problems. Additions to the allowance for loan losses are made to maintain the allowance at an appropriate level based on management's analysis of the potential risk in the loan portfolio.

As of December 31, 2001, the allowance for loan losses was $417,000, or 1.35% of outstanding portfolio loans, as compared to $258,000 or 1.25% of outstanding portfolio loans as of December 31, 2000. Management decided to increase FNB's allowance coverage in response to the deteriorating economic conditions. FNB's service area is affected by vacation travel and the economic downturn has had a negative effect on the hospitality industry in the area and it is perceived that the effect will likely affect other businesses in the community.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in different categories. Certain grades representing criticized or classified loans are assigned allocations of loss based on management's estimate of potential loss that is generally based on historical losses and/or collateral deficiencies. Other loans are graded by type and allocated loss ranges based on management's perceived inherent loss for the loan type. The combination of these results are compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an independent third party loan reviewer to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

Summary of Loan Loss Experience

An analysis of FNB's loss experience is furnished in the following table for the years ended December 31, 2001 and 2000, as well as a breakdown of the allowance for possible loan losses:

                                                                          2001                            2000
                                                                          ----                            ----

Balance at beginning of period                                       $     258,000                    $     74,000
Charge-offs                                                                      -                               -
Recoveries                                                                       -                               -
Current year provision                                                     159,000                         184,000
                                                                      ------------                    ------------

Balance at end of period                                              $    417,000                    $    258,000
                                                                      ============                    ============

Ratio of net  charge-offs  during  the  period  to  average                      0%                              0%
portfolio loans outstanding during the period                         ============                    ============

As of December 31, 2001 the allowance was allocated as follows:

                                                                                              Percent of loans in each
                                                                     Year ended                       category
                                                                  December 31, 2001                to total loans
                                                                  -----------------              ----------------
Commercial, financial and agricultural                              $    38,739                        9.29%
Real estate - mortgage                                                  271,259                       65.05%
Real estate - construction                                               77,145                       18.50%
Consumer                                                                 29,857                        7.16%
                                                                    -----------

Total                                                               $   417,000                      100.00%
                                                                    ===========                    ========

LOANS AVAILABLE FOR SALE

In order to minimize FNB's exposure on available for sale loans, FNB pre-sells all of its available for sale mortgage loans to investors prior to funding. At December 31, 2001, FNB had total loans available for sale of $30,603,596. There were no loans available for sale as of December 31, 2000. All loans classified as available for sale are recorded at the lower of cost or market

INVESTMENT PORTFOLIO

The investment securities portfolio outstanding as of December 31, 2001 and 2000 was $10,637,612 and $14,024,540, respectively. The decrease in the investment portfolio was due to calls and maturities whose funds were reinvested in loan production. Management believes the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds.

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                                              Amortized              Estimated           Yield to
                                                 Cost                Fair Value          Maturity
                                              ---------              ----------         ---------
U.S. Government Agencies
     One year or less                      $   1,044,061              1,055,774            6.12%
     1 to 5 years                              1,000,000              1,024,000            6.63%

Corporate bonds:
     1 to 5 years                                992,106              1,033,950            7.00%
     5 to 10 years                               995,406              1,029,900            6.79%

Mortgage Backed Securities                     6,353,041              6,493,988            6.33%
                                             -----------            -----------

           Total                            $ 10,384,614             10,637,612            6.42%
                                              ==========            ===========

As of December 31, 2001 and 2000, First Capital had short-term investments in federal funds sold of $1,346,000 and $2,988,000, respectively. The funds were sold on an overnight basis to other banks.

DEPOSITS

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for First Capital's loan portfolio and other earning assets. The FNB's core deposits were $48,808,003 as of December 31, 2001.

The maturity distribution of the FNB's time deposits of $100,000 or more as of December 31, 2001 is as follows:

         Three months or less                             $   945,168
         Over three through six months                      5,739,917
         Over six through twelve months                     1,774,423
         Over twelve months                                   205,766
                                                           ----------

                 Total                                    $ 8,665,274
                                                          ===========

BORROWINGS

As of December 31, 2001, FNB was a shareholder in the Federal Home Loan Bank of Atlanta. Through this affiliation, FNB secured advances totaling $7,404,659 at rates competitive with time deposits and other like maturities. Additionally, FNB had borrowed $4,000,000 under repurchase agreements with one of its correspondent banks. FNB's borrowings were used to fund loans generated through its mortgage banking activities. At December 31, 2000, FNB had no outstanding borrowings.

LIQUIDITY

FNB must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, FNB keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of FNB to monitor its liquidity to meet regulatory requirements and their local funding requirements. Management believes the current level of liquidity is adequate to meet its needs.

Primary sources of liquidity for First Capital are a stable base of deposits, scheduled repayments on First Capital's loans, and interest and maturities of its investments. All securities of First Capital have been classified as available-for-sale. If necessary, First Capital has the ability to sell a portion of its investment securities to manage its interest sensitivity gap or liquidity. First Capital also may utilize its cash and due from banks and federal funds sold to meet liquidity needs.

At December 31, 2001, FNB has arrangements with a correspondent and commercial banks for short term unsecured advances up to $6,450,000. As of December 31, 2001, FNB had no outstanding balances under these arrangements. In addition, FNB has a warehouse line of credit with the FHLB in the amount of $8.5 million, of which FNB had drawn $3,404,658 at December 31, 2001.

First Capital's cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash and cash equivalents decreased $289,824 for a total $4,705,869 at December 31, 2001, compared with $4,995,693 at December 31, 2000. The decrease is primarily attributable to our use of cash to build our inventory of loans available for sale. Cash used by operations totaled $29,641,269 in 2001. Net cash provided by financing activities in 2001 totaled $36,563,519, which was made up of $25,158,861 of increased deposits and $11,404,659 of borrowing proceeds. Outflows from investing activities totaled $7,212,074, most of which was net loan increases during 2001 of $10,174,683.


RATE SENSITIVITY

Asset/liability management is the process by which First Capital monitors and controls the mix and maturities of its assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and interest sensitive liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates.

The principal monitoring technique employed by First Capital is the measurement of First Capital's interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to minimize interest rate risk and manage net interest income in changing interest rate environments. First Capital's net interest income generally would benefit from rising interest rates when it has an asset-sensitive gap position. Conversely, First Capital's net interest income generally would benefit from decreasing interest rates of interest when it has a liability-sensitive gap position.

INTEREST RATE SENSITIVITY ANALYSIS

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position as of December 31, 2001 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. The table may not be indicative of First Capital's rate sensitivity position at other points in time.

                                                     One year      After one but within
                                                     or less            five years        After five years     Total
                                                     -------            ----------        ----------------     -----

Interest-earning assets:
   Interest bearing deposits                    $        250                    --                 --             250
   Federal funds sold                                  1,596                    --                 --           1,596
   Investment securities                               1,044                 8,346                995          10,385
   Loans available for sale                           30,604                    --                 --          30,604
   Loans                                              16,545                 8,562              5,750          30,857
                                                     -------              --------            -------         -------

Total earning assets                                  50,039                16,908              6,745          73,692
                                                     =======              ========            =======         =======
Interest-bearing liabilities
   Interest bearing deposits                          50,219                   446                 15          50,680
   Repurchase agreements                               4,000                    --                 --           4,000
   Warehouse line of credit                            3,405                    --                 --           3,405
   FHLB advances                                          --                 4,000                 --           4,000
                                                     -------              --------            -------        --------
Total interest-bearing liabilities              $     57,624                 4,446                 15          62,085
                                                     =======              ========            =======        ========
                                                                            12,908              6,745          11,607
                                                                          ========            =======        ========
Interest-sensitivity gap                              (7,585)
                                                     =======
Cumulative interest-sensitivity gap             $     (7,585)                4,877             11,607
                                                     =======              ========            =======

Ratio of cumulative interest-sensitivity
gap to total earning assets                             11.0%                  7.0%              16.0%
                                                     =======              ========            =======

As indicated in the table above, during the first year approximately 93% of the interest bearing liabilities will reprice within one year while 68% of the interest bearing assets will reprice within the same period. The table also highlights that First Capital is liability sensitive in the in the first 12 months (as indicated by a negative gap) while asset sensitive for the remainder of the period (as indicated by a positive gap). FNB relies on money market deposits as a stable core funding source. Rates paid on such accounts are viewed by management as significantly less expensive over time than market-based rates such as those paid on non-core deposits.

First Capital's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Varying interest rate environments can create unexpected changes in the prepayment of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on the net interest margin of FNB.

CAPITAL ADEQUACY

First Capital and FNB are subject to various regulatory capital requirements administered by the federal banking agencies. As of December 31, 2001, First Capital and FNB maintain capital ratios in the "well capitalized" classification. Additionally, based on FNB's most recent notification from the regulators, FNB was deemed to be well capitalized. For additional information, see footnote 12 of First Capital's audited financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

The effect of relative purchasing power over time due to inflation has not been taken into effect in the financial statements of First Capital. Rather, the statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Since most of the assets and liabilities of a financial institution are monetary in nature, the effect of changes in interest rates will have a more significant impact on First Capital's performance than will the effect of changing prices and inflation in general. Interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of First Capital. First Capital has made, and may continue to make, various written or verbal forward-looking statements with respect to business and financial matters, including statements contained in this report, filings with the Securities and Exchange Commission, and reports to shareholders. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements related to loan growth, deposit growth, per share growth, and statements expressing general sentiment about future operating results and non-historical information, are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance. Certain factors that would affect financial performance or cause actual results to vary significantly from estimates contained in or underlying forward-looking statements include:


        o   Interest rate fluctuations and other market conditions.

        o Strength of the consumer and commercial credit sectors, as well as real estate markets.

        o Changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws, and revised tax law interpretations).

        o Competitive pricing and other pressures on loans and deposits and First Capital's ability to obtain market share in its trade areas.

        o The outcome of litigation which depends on judicial interpretations of law and findings of juries.

        o Other risks and uncertainties as detailed from time to time in First Capital filings with the Securities and Exchange Commission.

                     FIRST CAPITAL BANK HOLDING CORPORATION

                                 AND SUBSIDIARY




                        Consolidated Financial Statements


                           December 31, 2001 and 2000


                 (with Independent Accountants' Report thereon)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





To the Board of Directors
First Capital Bank Holding Corporation

We have audited the accompanying consolidated balance sheets of First Capital Bank Holding Corporation and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of earnings, changes in shareholders' equity, comprehensive income and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bank Holding Corporation and subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years ended December 31, 2001 and 2001, in conformity with auditing standards generally accepted in the United States of America.




                                                    /s/ Porter Keadle Moore, LLP

Atlanta, Georgia
February 15, 2002

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 2001 and 2000

                                     Assets

                                                                                                        2001           2000
                                                                                                        ----           ----

Cash and due from banks                                                                      $     3,109,869       1,757,693
Federal funds sold                                                                                 1,346,000       2,988,000
Interest bearing deposit in other banks                                                              250,000         250,000
                                                                                                ------------     -----------

           Cash and cash equivalents                                                               4,705,869       4,995,693

Investment securities available for sale                                                          10,637,612      14,024,540
Other investments                                                                                    585,000         277,000
Loans, net                                                                                        30,440,319      20,424,636
Loans available for sale                                                                          30,603,596               -
Premises and equipment, net                                                                        1,743,537       1,601,281
Accrued interest receivable and other assets                                                         694,928         534,608
                                                                                                ------------     -----------

                                                                                             $    79,410,861      41,857,758
                                                                                                 ===========     ===========
                                Liabilities and Shareholders' Equity
Deposits:
   Non interest demand                                                                       $     6,792,631       3,642,534
   Interest bearing demand                                                                         6,505,225       2,723,516
   Savings                                                                                        23,214,515      18,388,795
   Time                                                                                           12,295,632       4,963,095
   Time over $100,000                                                                              8,665,274       2,596,476
                                                                                                ------------     -----------

           Total deposits                                                                         57,473,277      32,314,416

Repurchase agreements                                                                              4,000,000               -
Warehouse line of credit                                                                           3,404,659               -
Federal Home Loan Bank Advances                                                                    4,000,000               -
Accrued interest payable and other liabilities                                                       404,999          53,107
                                                                                                ------------     -----------

           Total liabilities                                                                      69,282,935      32,367,523
                                                                                                ------------     -----------

Commitments

Shareholders' equity:
   Preferred stock, par value $.01, 10,000,000 shares authorized,
     no shares issued and outstanding                                                                      -              -
   Common stock, par value $.01; 10,000,000 shares authorized;
     1,000,000 issued and outstanding for each period                                                 10,000          10,000
   Additional paid-in capital                                                                      9,708,858       9,708,858
   Retained earnings (accumulated deficit)                                                           256,232        (330,746)
   Accumulated comprehensive income                                                                  152,836         102,123
                                                                                                ------------     -----------


           Total shareholders' equity                                                             10,127,926       9,490,235
                                                                                                ------------     -----------

                                                                                             $    79,410,861      41,857,758
                                                                                                ============     ===========

          See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                       Consolidated Statements of Earnings

                 For the Years Ended December 31, 2001 and 2000


                                                                                                       2001          2000
                                                                                                       ----          ----

Interest income:
   Interest and fees on loans                                                                 $    2,908,919       1,416,374
   Interest on investment securities                                                                 950,415         882,545
   Interest on federal funds sold and interest-bearing deposits                                      175,700         173,625
                                                                                                ------------     -----------

         Total interest income                                                                     4,035,034       2,472,544
                                                                                                ------------     -----------

Interest expense:
   Interest on deposits                                                                            1,481,341         952,265
   Interest on borrowings                                                                             65,639               -
   Other                                                                                               6,725             693
                                                                                                ------------     -----------

         Total interest expense                                                                    1,553,705         952,958
                                                                                                ------------     -----------

         Net interest income                                                                       2,481,329       1,519,586

Provision for loan losses                                                                            159,000         184,000
                                                                                                ------------     -----------

         Net interest income after provision for loan losses                                       2,322,329       1,335,586
                                                                                                ------------     -----------

Other income:
   Service charges on deposit accounts                                                               122,855          60,072
    Mortgage loan and SBA related fees and income                                                    443,524               -
   Gain on sale of loans                                                                           1,163,442         172,600
   Other income                                                                                       30,142          29,692
                                                                                                ------------     -----------

         Total other income                                                                        1,759,963         262,364
                                                                                                ------------     -----------

Other expenses:
   Salaries and employee benefits                                                                  1,960,485         776,728
   Occupancy and equipment                                                                           429,969         243,800
   Other operating                                                                                   802,860         432,693
                                                                                                ------------     -----------

         Total other expenses                                                                      3,193,314       1,453,221
                                                                                                ------------     -----------

         Income before taxes                                                                         888,978         144,729

Income tax (expense) benefit                                                                        (302,000)        159,476
                                                                                                ------------     -----------

         Net earnings                                                                        $       586,978         304,205
                                                                                                ============     ===========

Net earnings per share                                                                       $           .59             .30
                                                                                                ============     ===========


Diluted net earnings per share                                                               $           .59             .30
                                                                                                ============     ===========




          See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

           Consolidated Statements of Changes in Shareholders' Equity

                 For the Years Ended December 31, 2001 and 2000



                                                                         Retained
                                                        Additional       Earnings        Accumulated
                                            Common        Paid-In      (Accumulated     Comprehensive
                                             Stock        Capital        Deficit)          Income            Total
                                             -----        -------        -------           ------            -----

Balance, December 31, 1999             $       10,000      9,708,858       (634,951)          (71,312)       9,012,595

Change in unrealized gain on
   securities available for sale                    -              -              -           173,435          173,435

Net earnings                                        -              -        304,205                 -          304,205
                                              -------     ----------     ----------         ---------       ----------

Balance, December 31, 2000                     10,000      9,708,858       (330,746)          102,123        9,490,235

Change in unrealized gain on
   securities available for sale                    -              -              -            50,713           50,713

Net earnings                                        -              -        586,978                 -          586,978
                                              -------     ----------     ----------         ---------       ----------


Balance, December 31, 2001             $       10,000      9,708,858        256,232           152,836       10,127,926
                                              =======     ==========     ==========         =========       ==========





          See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                 Consolidated Statements of Comprehensive Income

                 For the Years Ended December 31, 2001 and 2000


                                                                                              2001          2000
                                                                                              ----          ----

Net earnings                                                                         $       586,978       304,205

Other comprehensive income:

   Unrealized holding income on investment securities available for sale:
     Unrealized gains arising during the period                                               76,838       262,780
     Associated tax expense                                                                  (26,125)      (89,345)
                                                                                          ----------     ---------

Other comprehensive income, net of income taxes                                               50,713       173,435
                                                                                          ----------     ---------

Comprehensive income                                                                 $       637,691       477,640
                                                                                          ==========     =========




          See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                 For the Years Ended December 31, 2001 and 2000



                                                                                            2001              2000
                                                                                            ----              ----

Cash flows from operating activities:
   Net earnings                                                                   $        586,978          304,205
   Adjustments to reconcile net earnings to net cash
     provided (used) by operating activities:
       Depreciation and accretion                                                           72,329           99,728
       Provision for loan losses                                                           159,000          184,000
       Provision for deferred taxes                                                        (21,385)        (159,476)
       Net change in loans available for sale                                          (30,603,596)               -
       Change in:
         Accrued interest and other assets                                                (207,872)        (260,120)
         Accrued payable interest and other liabilities                                    373,277           41,922
                                                                                      ------------      -----------

                Net cash (used) provided by operating activities                       (29,641,269)         210,259
                                                                                      ------------      -----------

Cash flows from investing activities:
   Proceeds from maturities of investment securities available for sale                  8,637,940        1,265,250
   Purchases of investment securities available for sale                                (5,006,935)      (4,915,659)
   Purchases of other investments                                                         (308,000)         (46,000)
   Net change in loans                                                                 (10,174,683)     (14,271,057)
   Purchase of premises and equipment                                                     (360,396)        (105,902)
                                                                                      ------------      -----------

                Net cash used by investing activities                                   (7,212,074)     (18,073,368)
                                                                                      ------------      -----------

Cash flows from financing activities:
   Net change in deposits                                                               25,158,861       19,931,714
   Net change in repurchase agreements                                                   4,000,000                -
   Net change in warehouse line of credit                                                3,404,658                -
   Proceeds from other borrowings                                                        4,000,000                -
                                                                                      ------------      -----------

                Net cash provided by financing activities                               36,563,519       19,931,714
                                                                                      ------------      -----------

Net change in cash and cash equivalents                                                   (289,824)       2,068,605

Cash and cash equivalents at beginning of year                                           4,995,693        2,927,088
                                                                                      ------------      -----------

Cash and cash equivalents at end of year                                          $      4,705,869        4,995,693
                                                                                      ============      ===========

Supplemental disclosures of cash flow information:
    Cash paid during the year for interest                                        $      1,467,680          931,663
                                                                                      ============      ===========
    Cash paid during the year for income taxes                                    $        162,000                -
                                                                                      ============      ===========

Supplemental schedule of noncash investing and
    financing activities:
     Change in unrealized gains on investment
          securities available for sale, net of tax                              $          50,713         173,435
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

      Basis of Presentation
      The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 2000 amounts were reclassified to conform to the 2001 presentation.

      The accounting principles followed by the Company and its subsidiary, and the method of applying these principles, conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

      Cash and Cash Equivalents
      For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest bearing deposits at other banks.

      Investment Securities
      The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held to maturity are classified as available for sale. At December 31, 2001, all securities are classified as available for sale.

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

              First Capital Bank Holding Corporation AND SUBSIDIARY

(1)      Summary of Significant Accounting Policies, continued

      Loans Held for Sale
      Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes, if any, in the valuation allowance are included in the determination of net earnings in the period in which the change occurs. The Company has recorded no valuation allowance related to its loans held for sale as their cost approximates market value. Gains and losses from the sale of loans are determined using the specific identification method.

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

     Net Earnings Per Share
     Earnings per common share are based on the weighted average number of common shares outstanding during the period. The effects of potential common shares outstanding during the period are included in diluted earnings per share. Stock options, which are described in note 11, are granted to key management personnel.

                                                                                 Common             Per Share
             For the Year Ended December 31, 2001         Net Earnings           Shares              Amount
                                                          ------------           ------              ------

       Earnings per common share                    $        586,978            1,000,000              $ .59
       Effect of dilutive stock options                            -                3,000                .00
                                                           ---------           ----------                ---

       Diluted earnings per common share            $        586,978            1,003,000              $ .59
                                                           =========           ==========                ===

      For the year ended December 31, 2000, the annual average fair value of the Company's stock approximated the strike price of the options outstanding. Accordingly, there was no dilutive effect associated with the outstanding stock options.

       New Accounting Standards
       Transfers and Servicing of Financial Assets and Extinguishments of Liabilities In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a Replacement of FASB Statement No. 125" ("SFAS 140"). FAS 140 revises the criteria for accounting for securitizations and other transfers of financial assets and collateral. In addition, SFAS 140 requires certain additional disclosures. Except for the new disclosure provisions, which were effective for the year ended December 31, 2000, SFAS 140 was effective for the transfer of financial assets occurring after March 31, 2001. The provisions of SFAS 140 did not have a significant effect on the consolidated financial statements.

       Accounting for Business Combinations
       In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. The new standards generally will be effective in the first quarter of 2002. The provisions of these statements did not have an effect on the consolidated financial statements.

              First Capital Bank Holding Corporation AND SUBSIDIARY


(2)   Investment Securities Available for Sale
      Investment securities available for sale at December 31, 2001 were as follows:

                                                                          Gross         Gross       Estimated
                                                          Amortized     Unrealized   Unrealized        Fair
                                                            Cost          Gains        Losses         Value
                                                            ----          -----        ------         -----

      U.S. Government agencies                        $    2,044,061       35,712         -           2,079,773
      Mortgage-backed securities                           6,353,041      140,947         -           6,493,988
      Corporate bonds                                      1,987,512       76,339                     2,063,851
                                                         -----------   ----------   -------         -----------

             Total                                    $   10,384,614      252,998         -          10,637,612
                                                         ===========   ==========   =======         ===========




      Investment securities available for sale at December 31, 2000 were as follows:

                                                                         Gross         Gross       Estimated
                                                          Amortized     Unrealized   Unrealized        Fair
                                                            Cost          Gains        Losses         Value
                                                            ----          -----        ------         -----

      U.S. Government agencies                        $    8,415,459       97,286        (629)         8,512,116
      Mortgage-backed securities                           4,966,566       42,008           -          5,008,574
      Corporate bonds                                        487,783       16,067           -            503,850
                                                        ------------   ----------     -------         ----------

             Total                                    $   13,869,808      155,361        (629)        14,024,540
                                                        ============   ==========     =======         ==========

      The amortized cost and estimated fair value of investment securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       Amortized     Estimated
                                                          Cost       Fair Value
                                                       ----------    ----------
      U.S. Government agencies:
          Less than one year                      $      1,044,061     1,055,774
          1 to 5 years                                   1,000,000     1,024,000

      Corporate bonds:
          1 to 5 years                                    992,106     1,033,950
          5 to 10 years                                   995,406     1,029,900

      Mortgage-backed securities                        6,353,041     6,493,988
                                                       ----------    ----------

                      Total                       $    10,384,614    10,637,612
                                                       ==========    ==========

      During the years ended December 31, 2001 and 2000, there were no sales of securities available for sale. Investment securities with a fair value of approximately $8,148,000 as of December 31, 2001, were pledged to secure public deposits, as required by law, and short term repurchase agreements. No securities were pledged during 2000.

              First Capital Bank Holding Corporation AND SUBSIDIARY

(3)   Loans
      Major classifications of loans at December 31, 2001 and 2000 are summarized as follows:

                                                              2001          2000
                                                              ----          ----

      Commercial, financial and agricultural           $     2,948,381      2,643,512
      Real estate - mortgage                                20,640,020     15,697,345
      Real estate - construction                             5,869,100      1,529,896
      Consumer                                               1,399,818        811,883
                                                          ------------   ------------

                  Total loans                               30,857,319     20,682,636
                  Less:   Allowance for loan losses            417,000        258,000
                                                          ------------   ------------

                         Loans, net                    $    30,440,319     20,424,636
                                                          =============  ============


      The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Southeast Georgia and Northeast Florida. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

      The Bank provided $159,000 and $184,000 for the years ended December 31, 2001 and 2000, respectively, to the allowance for loan losses for potential problem loans. There were no charge-offs for the years 2001 and 2000.

 (4)  Premises and Equipment
      Major classifications of premises and equipment at December 31, 2001 and 2000 are summarized as follows:

                                                       2001             2000
                                                       ----             ----

      Land                                  $        265,000          265,000
      Building                                       992,517          980,957
      Furniture and equipment                        900,624          558,735
      Leasehold improvements                           6,948                -
                                               -------------      -----------
                                                   2,165,089        1,804,692

      Less: Accumulated depreciation                 421,552          203,411
                                               -------------      -----------

                                             $     1,743,537        1,601,281
                                               =============      ===========

      Depreciation expense amounted to $218,141 and $154,064 for 2001 and 2000, respectively.

 (5)  Deposits
      Maturities of time deposits at December 31, 2001 are as follows:

      Maturing in:
          2002                                                  $     20,498,936
          2003                                                           329,735
          2004                                                           117,135
          2005                                                            15,100
                                                                   -------------

            Total                                               $     20,960,906
                                                                   =============

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

 (6)  Income Taxes
      The components of income tax expense (benefit) for the years ended December 31, 2001 and 2000 are as follows:

                                                                   2001          2000
                                                                   ----          ----
      Current                                           $        323,385            --
      Deferred                                                   (21,385)       54,746
      Change in valuation allowance                                   --      (214,222)
                                                              ----------     ---------
                        Total tax expense  (benefit)    $        302,000      (159,476)
                                                              ==========     =========

      The differences between the income tax benefit and the amount computed by applying the statutory federal income tax rate to the income or loss before income taxes for the years ended December 31, 2001 and 2000 relate primarily to the benefit of net operating loss carryforwards not recognized and the change in the valuation allowance.

      The following summarizes the components of deferred taxes at December 31, 2001 and 2000.

                                                                       2001             2000
                                                                       ----             ----
 Deferred income tax assets:
        Allowance for loan losses                               $        130,562           75,766
        Pre-opening expenses                                              76,318           96,538
        Operating loss carryforwards                                          --           16,207
                                                                     -----------       ----------

             Total deferred tax assets                                   206,880          188,511
                                                                     -----------       ----------

      Deferred income tax liabilities:
        Premises and equipment                                           (26,019)         (29,035)
        Unrealized gains on available-for-sale securities               (100,163)         (52,609)
                                                                     -----------       ----------

             Total deferred tax liability                               (126,182)         (81,644)
                                                                     -----------       ----------

             Net deferred tax asset                             $         80,698          106,867
                                                                     ===========       ==========

      At December 31, 2000, the Company had federal and state net operating loss carryforwards for tax purposes of approximately $48,000.

(7)   Borrowings
      In 2001, the Bank entered into a $8,500,000 warehouse line of credit with the Federal Home Loan Bank of Atlanta (FHLB) maturing March 5, 2002. The facility accrues interest at the FHLB's daily rate, which approximates federal funds, plus 50 basis points. The warehouse line is collateralized by first mortgages and the Bank has the capacity to borrow up to 90% of the eligible collateral. At December 31, 2001, the Bank had outstanding borrowings under the warehouse line of $3,404,659.

      Additionally, the Bank entered into a Blanket Floating Agreement with the FHLB whereby it may borrow up to 75% of its one to four family residential loans outstanding. At December 31, 2001, the Bank had the following advances outstanding under this facility:

                                        Interest          Current         Interest
                    Advance               Basis             Rate          Payable             Maturity
                   --------             --------          -------         --------            --------
                  $ 2,000,000             Fixed            4.55%         Quarterly          October 2006

                  $ 2,000,000             Fixed            3.17%         Quarterly          October 2003


              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(7)   Borrowings, continued
      The Bank had $4,000,000 in secured short-term repurchase agreements of less than 30 days with correspondent banks as of December 31, 2001. The Bank also has lines of credit available at December 31, 2001 and 2000 totaling $6,450,000 with its correspondent banks, which represent credit for overnight borrowings from financial institutions. No balances were outstanding as of December 31, 2001 and 2000.

(8)   Commitments
      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

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

      The following summarizes commitments as of December 31, 2001 and 2000.

                                                           Approximate
                                                        Contract Amount
                                                        ---------------

                                                     2001             2000
                                                     ----             ----
       Financial instruments whose contract
          amounts represent credit risk:
             Commitments to extend credit         $ 9,826,000      6,364,000
             Standby letters of credit            $        --        136,000

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

 (9)  Shareholders' Equity
      Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company, up to a maximum of 10,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

      Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. As of December 31, 2001, the Bank can pay dividends to the Company of approximately $389,000.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

 (10) Related Party Transactions
      The Bank conducts transactions with directors and officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank's policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. As of December 31, 2001, deposit accounts of related parties totaled $3,001,210.

      The following summary reflects activities for related party loans for 2001:

      Beginning balance                          $        2,624,981
      New loans                                           2,726,777
      Repayments                                         (1,607,243)
                                                          ---------

      Ending balance                             $        3,744,515
                                                          =========

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

      The Company has a Stock Incentive Plan (the "Plan") whereby 100,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include incentive stock options or non-qualified stock options. Incentive stock options are granted to employees at exercise prices not less than fair market value at the date of grant. The options vest evenly over five year periods with the first 20% vesting immediately. The options are exercisable no later than ten years from the date of grant. At December 31, 2001, 6,000 options were available for distribution.

      During 2001 the Board of Directors of the Company granted 31,000 options under the Plan with an exercise price of $10.50 to employees of the Company and the Bank. Additionally, in 2001, the Company granted 15,000 options at an exercise price of $10.50 to an officer of the Company in the form of non-qualified stock options which were not covered by the aforementioned plan but subject to the same conditions. There were no options granted during 2000.

      A summary status of the Company's Plan as of December 31, 2001 and 2000 is presented below:

                                                                    2001                            2000
                                                         ---------------------------   ------------------------------
                                                                        Average                         Average
                                                                        Weighted                       Weighted
                                                         Shares      Exercise Price     Shares      Exercise Price

      Outstanding, beginning of year                     63,000          $ 10.00        63,000           $ 10.00
      Granted during the year                            31,000          $ 10.50            --                --
                                                         ------                        -------

      Outstanding, end of year                           94,000          $ 10.16        63,000           $ 10.00
                                                         ======                        =======

      Options exercisable at year end                    50,400          $ 10.13        25,200           $ 10.00
                                                         ======                        =======

      Weighted average fair value of
      options granted during the year                                    $  3.66                         $    --
                                                                         =======                         =======
      Weighted average remaining
      contractual lives (years)                                             8.34                            8.82
                                                                         =======                         =======


              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(11)  Employee and Director Benefit Plans, continued
      The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt these cost recognition principles. No compensation expense has been recognized in 2001 and 2000. Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

                                                         2001              2000
                                                         ----              ----

      Net earnings               As reported      $        586,978       304,205
                                 Proforma         $        539,569       271,773

      Earnings per share         As reported      $            .59           .30
                                 Proforma         $            .54           .27

      The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 2001 and 2000: no dividend yield, a risk free interest rate of 5.0% and 5.2%, respectively, and an expected life of 10 years.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

      As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would have changed the Bank's category.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(12)  Regulatory Matters, continued
      The actual capital amounts and ratios for the Bank are also presented in the table. Detail disclosures related to the Company have been excluded as they significantly exceed the disclosures herein.

                                                                                                   To Be Well
                                                                                                 Capitalized Under
                                                                           For Capital           Prompt Corrective
                                                     Actual            AdequacyPurposes         Action Provisions
                                              -----------------       ------------------       --------------------
                                               Amount     Ratio       Amount       Ratio        Amount       Ratio
                                              -------   --------      ------       -----        ------       -----
     As of December 31, 2001:
        Total Capital
            (to Risk Weighted Assets)        $ 7,946,000       15%     4,120,000     8%         5,150,000       10%
        Tier 1 Capital
            (to Risk Weighted Assets)        $ 7,529,000       15%     2,060,000     4%         3,090,000        6%
        Tier 1 Capital
           (to Average Assets)               $ 7,529,000       11%     2,771,000     4%         3,463,000        5%

      As of December 31, 2000:
        Total Capital
            (to Risk Weighted Assets)        $ 7,116,000       29%     1,946,000     8%         2,432,000       10%
        Tier 1 Capital
            (to Risk Weighted Assets)        $ 6,858,000       28%       973,000     4%         1,460,000        6%
        Tier 1 Capital
           (to Average Assets)               $ 6,858,000       17%     1,608,000     4%         2,010,000        5%


(13)  Segment Information
      Commencing in 2001, the Company operated two business segments: community banking and mortgage banking. These segments are primarily identified by the products or services offered and the channels through which they are offered. The Community banking segment consists of the Company's full-service banks that offer customers traditional banking products and services through various delivery channels. The mortgage banking segment consists of mortgage brokerage facilities that originate, acquire, and sell mortgage products. Information for 2001 for each of the segments is included below:

                                              Community        Mortgage
                                               Banking         Banking          Parent       Eliminations        Total
                                             -----------     -----------      ----------    -------------      ---------
     Net interest income                $       2,167,545        213,792         99,992                        2,481,329
     Provision for loan losses                   (159,000)             -              -               -         (159,000)
                                              -----------     ----------      ---------     -----------      -----------
     Net interest income after
           provision for loan losses            2,008,545        213,792         99,992               -        2,322,329

     Other income                                 866,888        893,075             --               -        1,759,963
     Other expenses                             2,194,372        933,770         65,172               -        3,193,314
                                              -----------     ----------      ---------     -----------      -----------

     Income before income taxes                   681,061        173,097         34,820                          888,978
     Income tax expense                           231,000         59,000         12,000               -          302,000
                                              -----------     ----------      ---------     -----------      -----------

     Net income                         $         450,061        114,097         22,820               -          586,978
                                              ===========     ==========      =========     ===========      ===========

     Average assets                     $      48,548,384      7,405,529     58,386,311     (55,953,913)      58,386,311


              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(14)    Other Operating Expenses
        Significant components of other operating expenses are as follows:

                                                                                                   2001           2000
                                                                                                   ----           ----

             Data processing fees and related expenses                                        $       182,402       130,193
             Advertising                                                                      $        81,733        55,322


 (15) First Capital Bank Holding Corporation (Parent Company Only) Financial Information

                                                         Balance Sheets

                                                  December 31, 2001 and 2000

                                                             Assets

                                                                                                      2001          2000
                                                                                                      ----          ----

        Cash and interest bearing deposits                                                    $     2,441,559     2,423,238
        Investment in subsidiary                                                                    7,681,559     7,066,689
        Other assets                                                                                    4,808           308
                                                                                                   ----------    ----------

                                                                                                   10,127,926     9,490,235
                                                                                                   ==========    ==========
                                                      Liabilities and Shareholders' Equity

        Shareholders' equity                                                                  $    10,127,926     9,490,235
                                                                                                   ==========    ==========


                                                        Statements of Earnings

                                               For the Years Ended December 31, 2001 and 2000

                                                                                                       2001         2000
                                                                                                       ----         ----

        Interest income                                                                         $      99,992       136,435
                                                                                                   ----------    ----------

        Expenses:
          Other operating                                                                              65,171        46,176
           Income tax                                                                                  12,000             -
                                                                                                   ----------    ----------
                   Total expenses                                                                      77,171        46,176
                                                                                                   ----------    ----------

        Earnings before equity in
          undistributed earnings of subsidiary                                                         22,821        90,259

        Equity in undistributed earnings of subsidiary                                                564,157       213,946
                                                                                                   ----------    ----------

               Net earnings                                                                      $    586,978       304,205
                                                                                                  ===========    ==========

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(15) First Capital Bank Holding Corporation (Parent Company Only) Financial Information, continued


                            Statements of Cash Flows

                 For the Years Ended December 31, 2001 and 2000


                                                                                                   2001           2000
                                                                                                   ----           ----


       Cash flows from operating activities:
           Net earnings                                                                   $        586,978       304,205
           Adjustments to reconcile net earnings to net
             cash provided by operating activities:
               Equity in undistributed earnings of subsidiary                                     (564,158)     (213,946)
               Change in other                                                                      (4,500)            -
                                                                                              ------------   -----------


                        Net cash provided by operating activities                                   18,320        90,259

        Cash at beginning of year                                                                2,423,238     2,332,979
                                                                                              ------------   -----------

        Cash at end of year                                                              $       2,441,559     2,423,238
                                                                                              ============   ===========

        Supplemental disclosures of cash flow information:
           Cash paid during the year for income taxes                                              162,000             -
                                                                                               ===========   ===========


        Supplemental schedule of noncash financing and investing activities:
           Change in net unrealized gain on securities
               available for sale of subsidiary, net of tax                              $         50,713        173,434
                                                                                              ===========    ===========



                             The Board of Directors














                            [Insert Photo and Names]

                             The Board of Directors








                            [Insert Photo and Names]

                            Executive Bank Management









                            [Insert Photo and Names]

                                 CORPORATE DATA


  First Capital Bank Holding Corporation
            Board of Directors
                                                             Annual Meeting of Shareholders:
                                      POSITION WITH          ------------------------------
NAME & OCCUPATION                     FIRST CAPITAL
-----------------                     -------------          The Annual Meeting of Shareholders of
Ron Anderson -                           Director            First Capital Bank Holding Corporation
  Automobile Dealer                                          will be held at The Golf Club of Amelia
Christina H. Bryan -                     Director            Island, 4700 Amelia Island Parkway,
  Oil Distributor                                            Amelia Island, Florida on Wednesday,
C. Brett Carter -                        Director            April 17, 2002, at 10:00 a.m.
  Restaurant Owner
Suellen R. Garner -               Chairman and Director      Corporate Office:                 General Counsel:
  Orthodontist
William K. Haley -                       Director            1891 South 14th Street            Nelson Mullins Riley &
  General Surgeon                                            Fernandina Beach, Florida 32034       Scarborough, L.L.P.
Lorie L. McCarroll -                     Director            (904) 321-0400                    First Union Plaza
  Certified Public                                           (904) 321-1511 Fax                999 Peachtree Street, NE / Suite 1400
    Accountant                                               www.fnb-palm.com                  Atlanta, Georgia 30309
David F. Miller -                        Director            ----------------
  Real Estate Investor
William J. Mock, Jr. -                   Director            Market for our Common Stock:
  Real Estate Broker
Marlene J. Murphy -                      Director            There is no established public trading
  Retail Merchant                                            market for our common stock and trading
Robert L. Peters -                       Director            of our common stock has been limited and
  Attorney                                                   sporadic. We are not aware of the prices
Lawrence W. Piper -                      Director            at which all shares of our common stock
  Owner, Telephone                                           have been traded. Based on information
    Services Co.                                             available to us from a limited number of
Michael G. Sanchez -            President, Chief Executive   sellers and purchasers, we believe
  Banker                          Officer, and Director      transactions in our common stock, on a
Harry R. Trevett -                       Director            per share basis, ranged from $10.50 to
  Real Estate Developer                                      $11.00 during 2001. As of March 1, 2002,
Edward E. Wilson -                       Director            there were 1,000,000 shares of common
  Licensed Insurance                                         stock outstanding held by approximately
    Agent                                                    578 shareholders of record.
Marshall E. Wood -                       Director
  Attorney                                                   Registrar and Transfer Agent:


                                                             First Capital Bank Holding Corporation
                                                             serves as its own Registrar and Transfer
                                                             Agent.

                                                             COPIES OF FIRST CAPITAL'S ANNUAL REPORT
                                                             ON FORM 10-KSB FOR THE FISCAL YEAR ENDED
                                                             DECEMBER 31, 2001, AS FILED WITH THE
                                                             SECURITIES AND EXCHANGE COMMISSION, WILL
                                                             BE FURNISHED AT NO CHARGE TO
                                                             SHAREHOLDERS AS OF THE RECORD DATE UPON
                                                             WRITTEN REQUEST TO: TIMOTHY S. AYERS,
                                                             FIRST CAPITAL BANK HOLDING CORPORATION,
                                                             1891 SOUTH 14TH STREET, FERNANDINA
                                                             BEACH, FLORIDA 32034.

                                                             [GRAPHIC OF COMPANY LOGO AND ADDRESS]

           First National Bank Of Nassau County
               Executive Management

 Michael G. Sanchez                      President

 Timothy S. Ayers                 Chief Financial Officer,
                                Principal Accounting Officer

 William J.S. Kelley               Senior Vice President
                                     Wholesale Mortgage

 Dan P. Powell                   Senior Vice President and
                                    Senior Loan Officer



Inside Back Cover