Form 10KSB, Exhibit 13
period 2002-12-31
FIRST CAPITAL BANK HOLDING CORP
filed 2003-03-31
CIK 1074560

Exhibit 13







                               FIRST CAPITAL BANK


                               HOLDING CORPORATION

                               and its subsidiary



                               FIRST NATIONAL BANK
                                       OF
                                  NASSAU COUNTY












                               2002 ANNUAL REPORT

                                TABLE OF CONTENTS




Selected Financial Highlights.................................................2


Management's Discussion and Analysis of Financial
Condition and Results of Operations........................................3-11


Report of Independent Accountants............................................13


Consolidated Financial Statements.........................................14-32


Corporate Data/ Directors and Officers and Shareholder Information....Back Cover

                     FIRST CAPITAL BANK HOLDING CORPORATION
                               and its subsidiary
                      FIRST NATIONAL BANK OF NASSAU COUNTY

                             Selected Financial Data

The following table sets forth certain selected financial data concerning First Capital Bank Holding Corporation and subsidiary as of and for the years ended December 31, 2002 and 2001. The selected financial data has been derived from the audited consolidated financial statements. This information should be read in conjunction with management's discussion and analysis of financial condition and results of operation.


                                                                                 2002                      2001
                                                                                 ----                      ----
At Year End
         Investment securities available for sale                               $9,897,398               $10,637,612
         Loans, net                                                             51,240,268                30,440,319
         Loans available for sale                                               39,857,843                30,603,596
         Total assets                                                          111,595,866                79,410,861
         Deposits                                                               76,108,934                57,473,277
         Total shareholders' equity                                             12,205,884                10,127,926


Average Balances
             Loans and loans available for sale                                $68,216,706               $34,357,516
             Earning assets                                                     83,184,550                51,421,180
             Assets                                                             88,183,016                55,953,915
             Deposits                                                           63,550,678                43,906,242
             Shareholders' equity                                               11,345,564                 9,704,890

Results of Operations:
         Net interest income                                                   $ 3,691,464               $ 2,481,329
         Provision for loan losses                                                 364,101                   159,000
         Other income                                                            5,878,352                 1,759,963
         Other expenses                                                          6,312,138                 3,193,314
         Net earnings                                                            1,906,577                   586,978


Per Share Data:
            Net earnings per share                                                $   1.90                 $     .59
            Diluted net earnings per share                                            1.87                       .59

Key Performance Ratios:
         Return on average equity                                                   16.80%                     6.05%
         Return on average assets                                                    2.16%                     1.05%
         Average equity to average assets                                           12.87%                    17.34%
         Average loans to average deposits                                         107.34%                    78.25%
         Net interest margin                                                         4.44%                     4.83%


          Management's Discussion and Analysis of Financial Condition '
                           and Results of Operations

This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of First Capital Bank Holding Corporation. This commentary should be read in conjunction with the financial statements and the related notes and the other statistical information included elsewhere in this report.

OVERVIEW
First Capital Bank Holding Corporation (First Capital) was incorporated as a Florida corporation on July 29, 1998, primarily to own and control all of the capital stock of First National Bank of Nassau County (FNB). On July 26, 1999, First Capital acquired 100% of the outstanding common stock of First National Bank of Nassau County, which operates in the Fernandina Beach, Florida area. We raised $10,000,000 through an offering of our common stock at $10 per share, of which $7,000,000 was used to capitalize First National Bank. First National Bank is chartered and regulated by the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation. First National Bank commenced operations on July 26, 1999. Our main office is located at 1891 South 14th Street, Fernandina Beach, Florida. During 2001, we commenced operations for our wholesale mortgage operations located in Neptune Beach, Florida. We also offers Internet banking services through its web site located at www.fnb-palm.com.

Deposit Services. FNB offers a full range of deposit services including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The accounts are all offered to our market area at rates competitive to those offered in the area. All deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum allowed by law. In addition, we have implemented service charge fee schedules competitive with other financial institutions in our market area covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

Lending Services. FNB's lending business consists principally of making consumer loans to individuals and commercial loans to small and medium-sized businesses and professional concerns. In addition, FNB makes secured real estate loans, including residential and commercial construction loans, and first and second mortgage loans for the acquisition or improvement of personal residences. No material portion of loans are concentrated within a single industry or group of related industries. FNB is not dependent to any material degree upon any single borrower or a few principal borrowers. The loss of any individual borrower or of a few principal borrowers would not be likely to have a material adverse effect on the operations or earnings of FNB.

Mortgage Banking Activities. FNB purchases agency-eligible mortgage loans through its correspondents which reside primarily on the east coast and funds loans through its wholesale division. FNB also originates residential mortgage loans through its Fernandina Beach office. All of the residential mortgage loans purchased and originated by the company are sold to institutional purchasers, including national and regional broker/dealers. All loans are sold with the rights to service the loans released.

         At December 31, 2002, First Capital had total consolidated assets of $111.6 million, total portfolio loans of $51.2 million, total loans available for sale of $39.9 million, total deposits of $76.1 million, and shareholders' equity of $12.2 million. First Capital's net income for 2002 was $1,906,577, an increase of $1,319,599, or 225%, from 2001. Earnings per common share increased to $1.90 in 2002, from $.59 in 2001.

The following discussion should be read in conjunction with our consolidated financial statements and the other financial data included in this annual report, and with our short operating history in mind.

INCOME STATEMENT REVIEW
First Capital reported net earnings for the year ended December 31, 2002 of $1,906,577 as compared to $586,978 for the year ended December 31, 2001. Net interest income was $3,691,464 in 2002, representing an increase of $1,210,135 when compared to 2001. For the year ended December 31, 2002, other income increased to $5,878,352 when compared to $1,759,963 at December 31, 2002. The primary reason for the increase in other income was the increased volume of our mortgage banking wholesale and retail operations, discussed below. Other expenses for the year ended 2002 totaled $6,312,138 as compared to $3,193,314. Our overall improved performance was reflective of FNB's growth in earning assets and gains on mortgage and SBA loan sales.

In 2002, average interest earning assets increased $31.8 million, or 41%, over the 2002 amount. This increase was primarily due to the increase of loans outstanding. Average loans outstanding for 2002 were $68.2 million, compared with $34.4 million in 2001. Average interest bearing liabilities for 2002 increased $26.3 million, or 66%, over the 2001 average balance. This increase was primarily due to an increase in the level of average interest bearing deposits of $17.7 million, or 47%, and average Federal Home Loan Bank ("FHLB") warehouse advances of $4.3 million.

The banking industry uses two key ratios to measure relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total earning assets and takes into account the positive impact of investing non-interest bearing deposits.

         First Capital's net interest spread was 3.89% in 2002 and 3.98% in 2001, while the net interest margin was 4.44% in 2002 and 4.83% in 2001. The 39 basis point decrease in the net interest margin from 2001 to 2002 was primarily attributed to the precipitous decline in interest rates with interest earning assets repricing more quickly than its interest earning liabilities and increased dependence on short-term time deposits. The average cost of interest bearing liabilities for 2002 was 2.74%, a decrease of 113 basis points from 2001 which is trending consistent with rate decreases by the Federal Reserve Bank.

         The following table shows the relationship between interest income and expense and the average balances of interest earning assets and interest bearing liabilities.

                                                               2002                                   2001
                                                  ------------------------------           -----------------------------
                                                               Income/      Yield/                    Income/     Yield/
                                                  Average      -------      ------        Average     -------     ------
                                                  Balance      Expense       Rate         Balance     Expense      Rate
ASSETS:                                           -------      -------      ------       ---------    -------     ------
Federal  funds  sold  and  interest  bearing
deposits                                        $ 3,482,217      65,646      1.89%     $ 4,134,220      175,700      4.25%
Investment securities                            11,485,627     645,247      5.62%      12,929,444      950,415      7.35%
Loans                                            68,216,706   4,801,013      7.04%      34,357,516    2,908,919      8.47%
                                                 ----------   ---------                  ----------    ---------

   Total interest earning assets                 83,184,550   5,511,906      6.63%       51,421,180   4,035,034      7.85%
All other assets                                  4,998,466                               4,532,735
                                                 ----------                              ----------
Total assets                                   $ 88,183,016                             $55,953,915
                                                 ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing deposits                      $ 55,695,691   1,528,952      2.75%     $ 37,975,927   1,481,341      3.90%
Short-term borrowings                             2,430,820      47,676      1.96%        1,381,348      43,087      3.12%
FHLB advances                                     8,327,255     243,814      2.93%          781,931      29,277      3.74%
                                                 ----------   ---------                     -------  -----------
                                                 66,453,766                              40,139,206   1,553,705
  Total interest bearing liabilities                          1,820,4422     2.74%                                   3.87%

Noninterest-bearing deposits                      7,854,987                               5,930,315
Other liabilities                                 2,528,699                                 179,504
Shareholders' equity                             11,345,564                               9,704,890
                                                 ----------                              ----------
Total liabilities and shareholders' equity     $ 88,183,016                            $ 55,953,915
                                                 ==========                              ==========

Net interest spread                                                          3.89%                                   3.98%
Net  interest   margin  on  average  earning                                 4.44%                                   4.83%
assets

Net interest income/margin                                  $  3,691,464                              2,481,329
                                                               =========                             ==========

The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by First Capital on such assets and liabilities for 2002. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

                                   -------------------------------
                                                2002                                  2001
                                   ----------- -------- ----------     ------------ ---------- --------------
                                     Volume     Rate      Change          Volume       Rate        Change
ASSETS:
Federal funds sold and
interest bearing deposits           $ (24,304)  (85,750)   (110,054)      $  61,102   (59,027)         2,075
Investment securities                 (98,113) (207,055)   (305,168)         13,463    54,407         67,870
Loans                               2,454,974  (562,880)  1,892,094       1,766,816  (274,271)     1,492,545
                                    ---------  ---------  ---------       ---------  ---------     ---------

   Total interest earning assets    2,332,557  (855,685)  1,476,872       1,841,381                1,562,490

LIABILITIES
Interest-bearing deposits             564,390  (516,779)     47,611         779,119  (250,043)       529,076
Short-term borrowings                  24,599   (20,010)      4,589          42,779      (385)        42,394
FHLB advances

                                      222,281    (7,744)    214,537          29,277         -         29,277
                                    ---------  ----------  --------        ---------  ---------     ---------

Total interest bearing                811,270  (544,533)    266,737         851,175   (250,428)      600,747
liabilities                         ---------  ----------  --------        ---------

                                   $1,521,287  (311,152)  1,210,135      $  990,206    (28,463)      961,743
                                    =========  ========= ==========        =========   =========    =========



OTHER INCOME AND OTHER EXPENSE

For the years ended December 31, 2002 and 2001, other income totaled $5,878,352 and $1,759,963, respectively. The primary component of other income in 2002 was the gain on sale of loans totaling $4,431,473, which represented an increase of $3,268,031 when compared to 2001. The primary reason for the increase in loan sale activity was the increased volumes of the mortgage banking wholesale and retail operations, which commenced operations in the second quarter of 2001. In 2002, we sold mortgage loans totaling $526 million as compared to $107 million in 2001. Mortgage activity was strong during 2002 spurred by declines in interest rates. There can be no assurance that mortgage activity will remain strong in 2003 or that we will continue to generate a material amount of income from mortgage banking wholesale and retail operations.

Other expenses totaled $6,312,138 and $3,193,314 for the years ended December 31, 2002 and 2001, respectively. The primary component of other expense was salary and employee benefits expense, which totaled $4,161,234 and $1,960,485 for the same respective periods. The increase in salary and employee benefit and expense is attributable to performance incentives at the mortgage banking wholesale operations as well as general hiring to accommodate the growth in FNB's assets. Additionally, occupancy expense increased in 2002 by $141,532 when compared to 2001 representing additional purchased and leased office space and equipment depreciation associated with the mortgage banking division. Other operating expense totaled $1,579,403 at December 31, 2002 as compared to $802,860. This increase was primarily driven by variable costs associated with mortgage banking underwriting activities.


BALANCE SHEET OVERVIEW

At December 31, 2002 the assets of First Capital totaled $111,595,866 as compared to $79,410,861 as of December 31, 2001. For the same periods, total liabilities increased to $99,389,982 from $69,282,935, respectively. Shareholders' equity totaled $12,205,884 at December 31, 2002, an increase of $2,077,958 when compared to the balance of $10,127,926 as of December 31, 2001.

LOAN PORTFOLIO

Since loans typically provide higher interest yields than do other types of earning assets, our intent is to channel a substantial percentage of our earning assets into the loans category. We separate loans into the two categories of portfolio loans and loans held for sale. Portfolio loans are permanent loans booked, serviced, and held to maturity. Loans held for sale are originated or purchased from third parties and presold to institutional investors. Loans held for sale typically remain on our books for two to three weeks. Total net portfolio loans outstanding at December 31, 2002 and 2001 were $51,240,268 and $30,440,319, respectively.

Major classifications of portfolio loans as of December 31, 2002 and 2001 are summarized as follows:


                                                           2002                                    2001
                                                         ---------                               -------
                                                    Amount         Percent of total          Amount       Percent of total
                                                   -------        ----------------        ----------     ----------------
Commercial, financial and agricultural        $  5,190,006                10%        $    2,948,381               9%
Real estate - mortgage                          31,893,244                61%            20,640,020              65%
Real estate - construction                      13,271,016                26%             5,869,100              19%
Consumer                                         1,651,002                 3%             1,399,818               7%
                                               -----------            ----------        -----------          --------
Total loans                                     52,005,268            100.00%            30,857,319          100.00%
Less:  Allowance for loan losses                   765,000                                  417,000
                                               -----------                              -----------
Total net loans                            $    51,240,268                          $    30,440,319
                                                ==========                               ==========

The major component of the loan portfolio was real estate mortgage loans, which represented 61% and 65% of the loan portfolio as of December 31, 2002 and 2001, respectively. In the context of this discussion, we define a "real estate mortgage loan" as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. We take this collateral to reinforce the likelihood of the ultimate repayment of the loan; however, this tends to increase the magnitude of our real estate loan portfolio component. Generally, we limit our loan-to-value ratio to 80%. Due to the short time frame the portfolio existed, the current loan mix may not be indicative of the ongoing make-up of the portfolio. In order to reduce collateral risk, management will attempt to maintain a relatively diversified portfolio.

It is our policy to classify loans as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are secured by real estate or negotiable collateral and in the process of collection. Generally, payments received on non-accrual loans are applied directly to principal. We have adopted the principals of Financial Accounting Standards Board (FASB) SFAS 114 and 118 relating to accounting for impaired loans. As of December 31, 2002, we had three Non-accrual loans totaling $1,086,969, of which two of those loans, totalling $848,719 are partially guaranteed by the Small Business Administration.

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

The following table summarizes major classifications of portfolio loans by maturities as of December 31, 2002:


                               One Year      Wgt.     After one,      Wgt                   Wgt.                    Wgt.
                                  or         Avg.     but within      Avg.     After five   Avg.                    Avg.
                                 less        Rate    five years       Rate       Years      Rate       Total        Rate
                               --------    ------    ----------     -------    -----------  -------   --------    ------
Commercial, financial
     and agricultural        $   994,087     5.65%    2,581,374      6.47%    1,614,545     6.56%    5,190,006     6.35%
Real estate - mortgage         7,000,666     6.22%    4,192,199      7.03%   20,700,379     6.69%   31,893,244     6.63%
Real estate - construction     8,223,329     5.56%    3,693,056      6.21%    1,354,631     6.99%   13,271,016     5.89%
Consumer                         322,969    10.15%    1,069,306      7.77%      258,727     7.46%    1,651,002     8.20%
                               ---------   -------  -----------     -------  ------------  -------  -----------   -------

Total                        $16,541,051     5.99%   11,535,935      6.71%   23,928,282     6.72%   52,005,268     6.47%
                             ===========  =========   ==========    =======  ===========    ======   ==========   =======


                                  Variable          Fixed
                                    Rate             Rate
                                 ---------       -----------
Commercial, financial           $  3,345,733     $ 1,844,273
     and agricultural
Real estate - mortgage            19,357,115      12,536,129
Real estate - construction         8,943,881       4,327,135
Consumer                             182,591       1,468,411
                                 ------------   ------------

Total                           $ 31,829,320     $20,175,948
                                ============     ===========



PROVISION AND ALLOWANCE FOR LOAN LOSSES

We have developed policies and procedures for evaluating the overall quality of the credit portfolio and the timely identification of potential credit problems. Additions to the allowance for loan losses are made to maintain the allowance at an appropriate level based on our analysis of the potential risk in the loan portfolio. Our judgment about the adequacy of the allowance is based upon a number of assumptions about future events which we believe to be reasonable, but which may or may not be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

As of December 31, 2002, the allowance for loan losses was $765,000, or 1.47% of outstanding portfolio loans, as compared to $417,000, or 1.35% of outstanding portfolio loans, as of December 31, 2001. Our service area is affected by vacation travel and the economic downturn has had a negative effect on the hospitality industry in the area and it is perceived that the effect will likely affect other businesses in the community.

Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, we use a loan grading system that rates loans in different categories. Certain grades representing criticized or classified loans are assigned allocations of loss based on management's estimate of potential loss that is generally based on historical losses and/or collateral deficiencies. Other loans are graded by type and allocated loss ranges based on management's perceived inherent loss for the loan type. The combination of these results is compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. We use an independent third party loan reviewer to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

During 2002, we incurred charge-offs totaling $16,101 with no recoveries. The ratio of charge-offs during the period to average portfolio loans outstanding was .04%. We had not incurred any charge-offs in previous years.

As of December 31, 2002, the allowance was allocated as follows:

                                                                                                Percent of loans in
                                                                             Year ended            each category
                                                                          December 31, 2002        to total loans
                                                                         -------------------     -----------------
Commercial, financial and agricultural                                       $  76,500                 10%
Real estate - mortgage                                                         466,650                 61%
Real estate - construction                                                     198,900                 26%
Consumer                                                                        22,950                  3%
                                                                               --------               -----

Total                                                                        $ 765,000             100.00%
                                                                               =======             =======


LOANS AVAILABLE FOR SALE
-------------------------
In order to minimize exposure on available for sale loans, we pre-sell all available for sale mortgage loans to investors prior to funding. At December 31, 2002, FNB had total loans available for sale of $39,857,843. There was $30,603,596 in loans available for sale as of December 31, 2001. All loans classified as available for sale are recorded at the lower of cost or market. At December 31, 2002 and 2001, no impairment was recognized on any loans held for sale.



INVESTMENT PORTFOLIO
--------------------
The investment securities portfolio outstanding as of December 31, 2002 and 2001 was $9,897,398 and $10,637,612, respectively. The decrease in the investment portfolio was due to calls and maturities whose funds were reinvested in loan production. We believe the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                                              Amortized              Estimated          Yield to
                                                Cost                Fair Value          Maturity
                                             ----------             ----------         ----------
U.S. Government Agencies

     1 to 5 years                            $ 1,983,691             2,008,000           4.58%

Corporate bonds:
     1 to 5 years                                492,509               554,700           7.37%
      5 to 10 years                              469,640               535,950           6.88%

Mortgage Backed Securities                     6,582,746             6,798,748           5.25%
                                             -----------             ---------

           Total                             $ 9,528,586             9,897,398           5.29%
                                               =========            ==========

DEPOSITS
--------
Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Core deposits were $60,254,645 as of December 31, 2002.

The maturity distribution of time deposits of $100,000 or more as of December 31, 2002 is as follows:

         Three months or less                                            $ 7,103,018
         Over three through six months                                     3,426,463
         Over six through twelve months                                    3,256,658
         Over twelve months                                                2,068,154
                                                                           ---------

                 Total                                                   $15,854,293
                                                                          ----------

BORROWINGS
----------
As of December 31, 2002, we were a shareholder in the Federal Home Loan Bank of Atlanta. Through this affiliation, we secured warehouse line advances totaling $18,291,793 and term advances totaling $4,000,000 at rates competitive with time deposits and other like maturities. These borrowings were used to fund loans generated through our mortgage banking activities. At December 31, 2001, we had outstanding warehouse line advances of $3,404,659 and term advances totaling $4,000,000 with the FHLB. The increase in borrowings approximates the increase in loans available for sale with the remainder of the funds used to fund our loan portfolio.

LIQUIDITY
---------
FNB must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, FNB keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of FNB to monitor its liquidity to meet regulatory requirements and their local funding requirements. We believe the current level of liquidity is adequate to meet current needs.

Our primary sources of liquidity are a stable base of deposits, scheduled repayments on loans, and interest and maturities of investments. All securities of have been classified as available-for-sale.
If necessary, we have the ability to sell a portion of its investment securities to manage its interest sensitivity gap or liquidity. Cash and due from banks and federal funds sold may be utilized to meet liquidity needs.

At December 31, 2002, FNB had arrangements with a correspondent and commercial banks for short term unsecured advances up to $6,700,000. As of December 31, 2002, FNB had no outstanding balances. In addition, we have a warehouse line of credit with the FHLB in the amount of $20 million of which we had drawn $18,291,793 at December 31, 2002.

Our cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash and cash equivalents increased $1,281,645 for a total $5,987,514 at December 31, 2002, compared with $4,705,869 at December 31, 2001.
The increase was primarily attributable to net cash provided by financing activities of $29,603,591, made up of $18,635,637 of increased deposits and $10,887,134 million of net borrowing proceeds. Cash used by operations totaled $6,634,665 in 2002 primarily due to increased outstandings associated with loans held for sale. Outflows from investing activities totaled $21,687,281, most of which was net loan increases during 2002 of $21,164,050.


RATE SENSITIVITY
----------------
Asset/liability management is the process by which we monitor and controls the mix and maturities of assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and interest sensitive liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates.

The principal monitoring technique employed is the measurement of our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to minimize interest rate risk and manage net interest income in changing interest rate environments. Our net interest income generally would benefit from rising interest rates when we have an asset-sensitive gap position. Conversely, our net interest income generally would benefit from decreasing interest rates of interest when we have a liability-sensitive gap position.

INTEREST RATE SENSITIVITY ANALYSIS
----------------------------------
The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position as of December 31, 2002 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. The table may not be indicative of First Capital's rate sensitivity position at other points in time.


                                                         After one but
                                         One year or     within five      After five
                                            less            years           years               Total
                                            ----            -----           -----               -----

Interest-earning assets:
    Interest bearing deposits             $  1,293        $      --        $      --            1,293
   Federal funds sold                          735                -                -              735
   Investment securities                     1,165            6,376            2,356            9,897
   Loans available for sale                 39,858                -                -           39,858
   Loans                                    30,200           17,824                            51,240
                                            ------           ------                            ------
                                                                               3,216

Total earning assets                        73,251           24,200            5,572          103,023
                                            ======           ======            =====          =======

Interest-bearing liabilities
   Interest bearing deposits                64,532            3,247                -           67,779
   Warehouse line of credit                 18,292                                             18,292
                                                                  -                -
   FHLB advances                             2,000            2,000                -            4,000
                                             -----          -------           ------            -----
Total interest-bearing liabilities        $ 84,824            5,247                -           90,071
                                            ======          =======           ======           ======

Interest-sensitivity gap                 $ (11,573)          18,953            5,572           12,952
                                           =======           ======           ======           ======

Cumulative interest-sensitivity gap      $ (11,573)           7,380           12,952
                                           =======          =======           ======

Ratio of cumulative
interest-sensitivity gap
to total earning assets                        11%               7%              13%
                                               ===               ==              ===

As indicated in the table above, during the first year approximately 94% of the interest bearing liabilities will reprice within one year while 71% of the interest bearing assets will reprice within the same period. The table also highlights that First Capital is liability sensitive in the in the first 12 months while asset sensitive for the remainder of the period. We rely on money market deposits as a stable core funding source. Rates paid on such accounts are viewed by management as significantly less expensive over time than market-based rates such as those paid on non-core deposits.

First Capital's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Varying interest rate environments can create unexpected changes in the prepayment of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin.

CAPITAL ADEQUACY
----------------
First Capital and FNB are subject to various regulatory capital requirements administered by the federal banking agencies. As of December 31, 2002, First Capital and FNB maintain capital ratios in the "well capitalized" classification. Additionally, based on FNB's most recent notification from the regulators, FNB was deemed to be well capitalized. For additional information, see footnote 12 of First Capital's audited financial statements.

IMPACT OF INFLATION AND CHANGING PRICES
---------------------------------------
The effect of relative purchasing power over time due to inflation has not been taken into effect in the financial statements of First Capital. Rather, the statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Since most of the assets and liabilities of a financial institution are monetary in nature, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. Interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude.

FORWARD-LOOKING STATEMENTS
--------------------------
The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of First Capital. First Capital has made, and may continue to make, various written or verbal forward-looking statements with respect to business and financial matters, including statements contained in this report, filings with the Securities and Exchange Commission, and reports to shareholders. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements related to loan growth, deposit growth, per share growth, and statements expressing general sentiment about future operating results and non-historical information, are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance. Certain factors that would affect financial performance or cause actual results to vary significantly from estimates contained in or underlying forward-looking statements include:

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


                           December 31, 2002 and 2001


                 (with Independent Accountants' Report thereon)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





To the Board of Directors
First Capital Bank Holding Corporation

We have audited the accompanying consolidated balance sheets of First Capital Bank Holding Corporation and subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of earnings, changes in shareholders' equity, comprehensive income and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bank Holding Corporation and subsidiary as of December 31, 2002 and 2001 and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with auditing standards generally accepted in the United States of America.






Atlanta, Georgia
February 21, 2003

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 2002 and 2001


                                                                                                        2002            2001
                                                                                                        ----            ----
                                                           Assets
Cash and due from banks                                                                      $      3,959,695      3,109,869
Federal funds sold                                                                                    735,000      1,346,000
Interest bearing deposit in other banks                                                             1,292,819        250,000
                                                                                                -------------   ------------

           Cash and cash equivalents                                                                5,987,514      4,705,869

Investment securities available-for-sale                                                            9,897,398     10,637,612
Other investments                                                                                   1,375,700        585,000
Loans, net                                                                                         51,240,268     30,440,319
Loans available-for-sale                                                                           39,857,843     30,603,596
Premises and equipment, net                                                                         2,102,706      1,743,537
Accrued interest receivable and other assets                                                        1,134,437        694,928
                                                                                                -------------   ------------

                                                                                             $    111,595,866     79,410,861
                                                                                                  ===========     ==========


                                            Liabilities and Shareholders' Equity
Deposits:
   Non interest demand                                                                       $      8,330,430      6,792,631
   Interest bearing demand                                                                         10,576,429      6,505,225
   Savings                                                                                         23,453,432     23,214,515
   Time                                                                                            17,894,350     12,295,632
   Time over $100,000                                                                              15,854,293      8,665,274
                                                                                                 ------------    -----------

           Total deposits                                                                          76,108,934     57,473,277

Repurchase agreements                                                                                    -         4,000,000
Warehouse line of credit                                                                           18,291,793      3,404,659
Federal Home Loan Bank advances                                                                     4,000,000      4,000,000
Accrued interest payable and other liabilities                                                        989,255        404,999
                                                                                                -------------     -----------

           Total liabilities                                                                       99,389,982     69,282,935
                                                                                                -------------     ----------

Commitments

Shareholders' equity:
   Preferred stock, par value $.01, 10,000,000 shares authorized,
     no shares issued and outstanding                                                                   -              -
   Common stock, par value $.01; 10,000,000 shares authorized;
     1,008,000 and 1,000,000 issued and outstanding at December 31, 2002
     and 2001, respectively                                                                            10,080         10,000
   Additional paid-in capital                                                                       9,789,578      9,708,858
   Retained earnings                                                                                2,162,809        256,232
   Accumulated comprehensive income                                                                   243,417        152,836
                                                                                                --------------   -----------


           Total shareholders' equity                                                              12,205,884     10,127,926
                                                                                                -------------     ----------

                                                                                             $    111,595,866     79,410,861
                                                                                                  ===========     ==========


See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                       Consolidated Statements of Earnings

                 For the Years Ended December 31, 2002 and 2001


                                                                                                       2002           2001
                                                                                                       ----           ----
Interest income:
   Interest and fees on loans                                                                 $    4,801,013       2,908,919
   Interest on investment securities                                                                 645,247         950,415
   Interest on federal funds sold and interest-bearing deposits                                       65,646         175,700
                                                                                                   ----------      ---------

         Total interest income                                                                     5,511,906       4,035,034
                                                                                                   ---------       ---------

Interest expense:
   Interest on deposits                                                                            1,528,952       1,481,341
   Interest on borrowings                                                                             47,676          65,639
   Other                                                                                             243,814           6,725
                                                                                                 -----------      ----------

         Total interest expense                                                                    1,820,442       1,553,705
                                                                                                   ---------       ---------

         Net interest income                                                                       3,691,464       2,481,329

Provision for loan losses                                                                            364,101         159,000
                                                                                                  ---------       ----------

         Net interest income after provision for loan losses                                       3,327,363       2,322,329
                                                                                                   ---------       ---------

Other income:
   Service charges on deposit accounts                                                               180,942         122,855
    Mortgage loan and SBA related fees and income                                                  1,177,185         443,524
   Gain on sale of loans                                                                           4,431,473       1,163,442
   Gain on sale of securities                                                                         61,752               -
   Other income                                                                                       27,000          30,142
                                                                                                  ------------   ------------

         Total other income                                                                        5,878,352       1,759,963
                                                                                                   ---------       ---------

Other expenses:
   Salaries and employee benefits                                                                  4,161,234       1,960,485
   Occupancy and equipment                                                                           571,501         429,969
   Other operating                                                                                 1,579,403         802,860
                                                                                                  ----------      ----------

         Total other expenses                                                                      6,312,138       3,193,314
                                                                                                   ---------       ---------

              Income before taxes                                                                  2,893,577         888,978

Income tax expense                                                                                   987,000         302,000
                                                                                                  ----------     -----------

         Net earnings                                                                        $     1,906,577         586,978
                                                                                                   =========     ===========

Net earnings per share                                                                       $         1.90              .59
                                                                                                  =========      ===========


Diluted earnings per share                                                                   $         1.87              .59
                                                                                                  =========     ============






See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

           Consolidated Statements of Changes in Shareholders' Equity

                 For the Years Ended December 31, 2002 and 2001



                                                                         Retained
                                                        Additional       Earnings        Accumulated
                                             Common       Paid-In      (Accumulated     Comprehensive
                                             Stock        Capital        Deficit)          Income            Total
                                             -----        -------        -------           ------            -----

Balance, December 31, 2000              $     10,000      9,708,858       (330,746)          102,123        9,490,235

Change in unrealized gain on
   securities available-for-sale                  -              -              -             50,713           50,713

Net earnings                                      -              -         586,978                 -          586,978
                                              --------- -----------      ----------         ---------          -------



Balance, December 31, 2001                    10,000      9,708,858        256,232           152,836       10,127,926

Exercise of stock options                         80         80,720             -                  -           80,800

Change in unrealized gain on
   securities available-for-sale                  -              -              -             90,581           90,581

Net earnings                                      -              -       1,906,577                 -        1,906,577
                                              ---------  ------------    ---------           ---------      ---------



Balance, December 31, 2002              $     10,080      9,789,578      2,162,809           243,417       12,205,884
                                              =======    ===========     ==========          =========     ==========

See accompanying notes to consolidated financial statements.




              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                 Consolidated Statements of Comprehensive Income

                 For the Years Ended December 31, 2002 and 2001


                                                                                              2002          2001
                                                                                              ----          ----

Net earnings                                                                         $     1,906,577       586,978

Other comprehensive income:

   Unrealized holding income on investment securities available-for-sale:
     Unrealized gains arising during the period                                              198,995        76,838
     Associated tax expense                                                                  (67,658)      (26,125)

            Reclassification adjustment for gains realized                                   (61,752)            -
           Associated tax expense                                                             20,996             -
                                                                                            ----------      -------


Other comprehensive income, net of income taxes                                               90,581        50,713
                                                                                            ---------       -------

Comprehensive income                                                                 $     1,997,158       637,691
                                                                                           ==========      ========

See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                 For the Years Ended December 31, 2002 and 2001

                                                                                           2002            2001
                                                                                           ----            ----


Cash flows from operating activities:
   Net earnings                                                                   $      1,906,577          586,978
   Adjustments to reconcile net earnings to net cash
     used by operating activities:
       Depreciation and accretion                                                          229,390           72,329
       Provision for loan losses                                                           364,101          159,000
           Provision for deferred taxes                                                   (106,620)         (21,385)
           Net change in loans available-for-sale                                       (9,254,247)     (30,603,596)
       Change in:
         Accrued interest and other assets                                                (358,122)        (186,487)
         Accrued payable interest and other liabilities                                    584,256          351,892
                                                                                         ----------       ----------

                Net cash used by operating activities                                   (6,634,665)     (29,641,269)
                                                                                         ----------       ----------

Cash flows from investing activities:
    Proceeds from maturities, calls, and paydowns of securities                          5,811,908        8,637,940
   Purchases of investment securities available-for-sale                                (4,942,019)      (5,006,935)
   Purchases of other investments                                                         (790,700)        (308,000)
   Net change in loans                                                                 (21,164,050)     (10,174,683)
   Purchase of premises and equipment                                                     (602,420)        (360,396)
                                                                                      ------------      -----------

                Net cash used by investing activities                                  (21,687,281)      (7,212,074)
                                                                                       -----------      -----------

Cash flows from financing activities:
   Net change in deposits                                                               18,635,657       25,158,861
   Net change in repurchase agreements                                                  (4,000,000)       4,000,000
    Net change in warehouse line of credit                                              14,887,134        3,404,658
   Proceeds from other borrowings                                                             -           4,000,000
   Proceeds from stock options exercised                                                    80,800                -
                                                                                       -----------       ----------


                Net cash provided by financing activities                               29,603,591       36,563,519
                                                                                        ----------       ----------

Net change in cash and cash equivalents                                                  1,281,645         (289,824)

Cash and cash equivalents at beginning of year                                           4,705,869        4,995,693
                                                                                        -----------      ----------

Cash and cash equivalents at end of year                                          $      5,987,514        4,705,869
                                                                                        ==========       ===========

Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                                         $      1,802,507        1,467,680
                                                                                        ==========       ===========
    Cash paid during the year for income taxes                                    $      1,131,500          162,000
                                                                                        ==========       ===========

Supplemental schedule of noncash investing and financing activities:
     Change in unrealized gains on investment
          securities available-for-sale, net of tax                               $        90,581            50,713
                                                                                        ==========      ============




See accompanying notes to consolidated financial statements.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

(1)   Summary of Significant Accounting Policies

      Organization
      ------------
      First Capital Bank Holding Corporation (the "Company") was incorporated for the purpose of becoming a bank holding company. On July 26, 1999, the Company acquired 100% of the outstanding common stock of First National Bank of Nassau County (the "Bank"), which operates in the Fernandina Beach, Florida area. The Bank is chartered and regulated by the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation. The Bank commenced operations on July 26, 1999.

      Basis of Presentation
      --------------------
      The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 2001 amounts were reclassified to conform to the 2002 presentation.

      The accounting principles followed by the Company and its subsidiary, and the method of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan loss and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

      Cash and Cash Equivalents
      -------------------------
      For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest bearing deposits at other banks.

      Investment Securities
      ------------------------
      The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2002, all securities are classified as available-for-sale.

      Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

      A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

      Premiums and discounts are amortized or accreted over the life of the related securities as adjustments to the yield. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

      Other investments
      -----------------
      Other investments include equity securities with no readily determinable fair value. These investments are carried at cost.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(1)   Summary of Significant Accounting Policies, continued

      Loans Available-for-Sale
      ------------------------
      Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes, if any, in the valuation allowance are included in the determination of net earnings in the period in which the change occurs. The company has recorded no valuation allowance related to its loans held for sale as their cost approximates market value. Gains and losses from the sale of loans are determined using the specific identification method.

      Loans and Allowance for Loan Losses
       ----------------------------------
      Loans are stated at principal amount outstanding, net of the allowance for loan losses. Unearned interest on discounted loans is recognized as income over the term of the loans using a method which approximates a level yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

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

      Premises and Equipment
      ------------------------
      Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period.

      Depreciation expense is computed using the straight-line method over the following useful lives:

                    Buildings                                         40 years
                    Furniture and equipment                          3-7 years

      Income Taxes
      ------------------------
      The Company accounts for income taxes under the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(1)   Summary of Significant Accounting Policies, continued

      Income Taxes, continued
      ------------------------
      In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

      Net Comprehensive Income
      ------------------------
      GAAP generally requires that recognized revenues, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items along with net earnings, are components of comprehensive income. The Company presents comprehensive income in a separate consolidated statement of comprehensive income.

      Stock Compensation Plans
      ------------------------
      SFAS No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Under Opinion No. 25, stock options issued under the Company's stock option plan have no intrinsic value at the grant date and, as such, no compensation cost is recognized. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as such, has provided proforma disclosures of net earnings and earnings per share, as if the fair value method of accounting had been applied. Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

                                                                                    2002             2001
                                                                                   --------          ----

      Net earnings                          As reported                      $      1,906,577       586,978
                                            Proforma                         $      1,844,955       539,569

      Basic earnings per share              As reported                      $           1.90           .59
                                            Proforma                         $           1.84           .54

      Diluted earnings per share            As reported                      $           1.87           .59
                                            Proforma                         $           1.81           .54


      The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 2002 and 2001: no dividend yield, a risk free interest rate of 3.5% and 5.0%, respectively, and an expected life of 10 years. The difference between the net earnings as reported and proforma is the expense associated with the grants, which would have been earned in the period. This expense was calculated based on the number of options vested during the period multiplied by the fair value at the time of grant net of the related tax effect.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(1)   Summary of Significant Accounting Policies, continued

      Net Earnings Per Share
      ----------------------
      Earnings per common share are based on the weighted average number of common shares outstanding during the period. The effects of potential common shares outstanding during the period are included in diluted earnings per share. Stock options, which are described in note 11, are granted to key management personnel.

                                                                                       Common             Per Share
             For the Year Ended December 31, 2002               Net Earnings           Shares              Amount
                                                                ------------           ------              ------

       Earnings per common share                          $      1,906,577            1,002,000             $ 1.90
       Effect of dilutive stock options                                  -               16,187                .03
                                                                ----------           ----------            -------

       Diluted earnings per common share                  $      1,906,577            1,018,187             $ 1.87
                                                                 =========            =========             ======

                                                                                       Common             Per Share
             For the Year Ended December 31, 2001               Net Earnings           Shares              Amount
                                                                ------------           ------              ------

       Earnings per common share                          $        586,978            1,000,000              $ .59
       Effect of dilutive stock options                                  -                3,000                .00
                                                                  --------           ---------             -------

       Diluted earnings per common share                  $        586,978            1,003,000              $ .59
                                                                   =======            =========              =====


(2)   Investment Securities Available-for-Sale
      Investment securities available-for-sale at December 31, 2002 and 2001 were as follows:

                                                        ---------------------------------------------------------
                                                                           December 31, 2002
                                                        -------------- ------------- ------------ ---------------
                                                                          Gross         Gross       Estimated
                                                          Amortized     Unrealized   Unrealized        Fair
                                                            Cost          Gains        Losses         Value

      U.S. Government agencies                             1,983,691       24,309           -         2,008,000
      Mortgage-backed securities                           6,582,746      216,002           -         6,798,748
      Corporate bonds                                        962,149      128,501           -         1,090,650
                                                          ----------      -------      -------        ---------

             Total                                         9,528,586      368,812           -         9,897,398
                                                          ==========      =======      =======        ==========




                                                                           December 31, 2001
                                                                          ------------------
                                                                          Gross         Gross       Estimated
                                                          Amortized     Unrealized   Unrealized        Fair
                                                            Cost          Gains        Losses         Value

      U.S. Government agencies                             2,044,061       35,712         -           2,079,773
      Mortgage-backed securities                           6,353,041      140,947         -           6,493,988
      Corporate bonds                                      1,987,512       76,339         -           2,063,851
                                                          -----------   --------       ------       -----------

             Total                                        10,384,614      252,998         -          10,637,612
                                                          ==========      =======      ======        ==========


              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(2)   Investment Securities Available-for-Sale
      The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                        Amortized     Estimated
                                                                           Cost       Fair Value
      U.S. Government agencies:
          1 to 5 years                                              $      1,983,691     2,008,000

      Corporate bonds:
          1 to 5 years                                                       492,509       554,700
          5 to 10 years                                                      469,640       535,950

      Mortgage-backed securities                                           6,582,746     6,798,748
                                                                          ---------     ---------

                      Total                                         $      9,528,586     9,897,398
                                                                           =========     =========

        During the year ended December 31, 2002, there were two sales of Corporate Bonds with a fair market value of $1,090,795, which resulted in gross gains of $61,752. Investment securities with a fair value of approximately $1,090,650 as of December 31, 2002 were pledged to secure public deposits.


(3)   Loans
      Major classifications of loans at December 31, 2002 and 2001 are summarized as follows:

                                                                            2002          2001
                                                                            ----          ----

      Commercial, financial and agricultural                         $     5,190,006      2,948,381
      Real estate - mortgage                                              31,893,244     20,640,020
      Real estate - construction                                          13,271,016      5,869,100
      Consumer                                                             1,651,002      1,399,818
                                                                        -----------     -----------

                  Total loans                                             52,005,268     30,857,319
                  Less:   Allowance for loan losses                          765,000        417,000
                                                                        ------------    -----------

                         Loans, net                                  $    51,240,268     30,440,319
                                                                          ==========     ==========

      The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Southeast Georgia and Northeast Florida. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

      Changes in the allowance for loan losses were as follows:

                                                                                           2002         2001
                                                                                           -------     -----
           Balance at beginning of year                                          $       417,000      258,000
           Provision for loan losses                                                     364,101      159,000
           Amounts charged off                                                           (16,101)        -
                                                                                        ---------     ------

           Balance at end of year                                                $       765,000      417,000
                                                                                         =======      =======


              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

 (4)  Premises and Equipment
      Major classifications of premises and equipment at December 31, 2002 and 2001 are summarized as follows:

                                                                           2002             2001
                                                                           ----             ----

      Land                                                      $        475,000          265,000
      Building                                                         1,395,018          992,517
      Furniture and equipment                                            937,942          900,624
      Leasehold improvements                                              10,947            6,948
                                                                     ------------    ------------
                                                                       2,818,907        2,165,089

      Less: Accumulated depreciation                                     616,201          421,552
                                                                     -----------     ------------
                                                                $      2,202,706        1,743,537
                                                                       =========        =========

      Depreciation expense amounted to $243,250 and $217,341 for 2002 and 2001, respectively.

 (5)  Deposits
      Maturities of time deposits at December 31, 2002 are as follows:

      Maturing in:
          2003                                                  $   30,502,588
          2004                                                       1,249,244
          2005                                                         336,523
          2006                                                          11,601
          2007                                                       1,648,687
                                                                   -----------

            Total                                              $    33,748,643
                                                                   ===========

      At December 31, 2002 and 2001, the Bank had a related party with total deposit balances of approximately $5,110,000 and $1,759,000, respectively.

 (6)  Income Taxes
      The components of income tax expense for the years ended December 31, 2002 and 2001 are as follows:

                                                                           2002          2001
                                                                           ----          ----

      Current                                                   $      1,093,620       323,385
      Deferred                                                          (106,620)      (21,385)
                                                                     -----------      --------

                        Total tax expense                       $        987,000       302,000
                                                                      ==========       =======

      The differences between the income tax benefit and the amount computed by applying the statutory federal income tax rate to the income or loss before income taxes for the years ended December 31, 2002 and 2001 relate primarily to the benefit of net operating loss carryforwards not recognized and the change in the valuation allowance.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(6)   Income Taxes, continued
      The following summarizes the components of deferred taxes at December 31, 2002 and 2001.

                                                                            2002           2001
                                                                           -----          ------
      Deferred income tax assets:
        Allowance for loan losses                               $        264,728          130,562
        Pre-opening expenses                                              45,791           76,318
                                                                         -------          -------

             Total deferred tax assets                                   310,519          206,880
                                                                         -------          -------

      Deferred income tax liabilities:
        Premises and equipment                                           (23,039)         (26,019)
        Unrealized gains on available-for-sale securities               (125,396)        (100,163)
                                                                         -------          -------

             Total deferred tax liability                               (148,435)        (126,182)
                                                                         -------          -------

             Net deferred tax asset                             $        162,085           80,698
                                                                         =======         ========

(7)   Borrowings
      The Bank had a warehouse line of credit with the Federal Home Loan Bank of Atlanta with available credit of $20,000,000 and $8,500,000 as of December 31, 2002 and 2001, respectively, and accrues interest at the FHLB's daily rate, which approximates federal funds, plus 50 basis points. The line outstanding at December 31, 2002 and 2001 mature in March 2003 and 2002, respectively. The warehouse line is collateralized by first mortgages and the Bank has the capacity to borrow up to 95% of the eligible collateral. At December 31, 2002 and 2001, the Bank had outstanding borrowings under the warehouse line of $18,291,793 and $3,404,659, respectively.

      Additionally, at December 31, 2002 and 2001, the Bank had the following advances outstanding with the FHLB:

Amount                                               Rate                              Maturity
             $2,000,000                             4.55%                            October 2006
             $2,000,000                             3.13%                            October 2003

      At December 31, 2001, the Bank had $4,000,000 in secured short-term repurchase agreements of less than 30 days with correspondent banks.

      The Bank also has lines of credit available at December 31, 2002 and 2001 totaling $6,700,000 and $6,450,000, respectively, with its correspondent banks, which represent credit for overnight borrowings from financial institutions. No balances were outstanding as of December 31, 2002 and 2001.

(8)   Commitments
      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank in particular classes of financial instruments.

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

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

              Notes to Consolidated Financial Statements, continued

(8)   Commitments, continued
      The following summarizes commitments as of December 31, 2002 and 2001.

                                                                                                      Approximate
                                                                                                   Contract Amount
                                                                                                2002             2001
                                                                                                ----             ----
              Financial instruments whose contract amounts represent credit risk:
                    Commitments to extend credit                                            $ 11,936,999    $ 9,826,000
                    Standby letters of credit                                               $    293,595    $         -

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

      Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. As of December 31, 2002 the bank can pay dividends of approximately $2,517,000.

(10)  Related Party Transactions
      The Bank conducts transactions with directors and officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank's policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. As of December 31, 2001, deposit accounts of related parties totaled $8,589,973.

      The following summary reflects activities for related party loans for 2002:

      Beginning balance                                     $        3,744,515
      New loans                                                      2,433,570
      Repayments                                                    (1,308,202)
                                                                     ---------

      Ending balance                                        $        4,869,883
                                                                     =========

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

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

      The Company has a Stock Incentive Plan (the "Plan") whereby 100,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include incentive stock options or non-incentive stock options. Incentive stock options are granted to employees at exercise prices not less than fair market value at the date of grant. The options vest evenly over five year periods with the first 20% vesting immediately. The options are exercisable no later than ten years from the date of grant. At December 31, 2002, 7,800 options were available for distribution.

      In 2002 and 2001, the Company granted 8,000 and 15,000, respectively, options to officers of the Company in the form of non-qualified stock options which were not covered by the aforementioned plan but subject to the same conditions.

      A summary status of the Company's Plan as of December 31, 2002 and 2001 is presented below:

                                                                2002                        2001
                                                         ----------------------          ------------------
                                                                        Average                         Average
                                                                        Weighted                       Weighted
                                                         Shares      Exercise Price     Shares      Exercise Price
                                                        --------     ---------------   -------      --------------
      Outstanding, beginning of year                    109,000          $ 10.21        63,000          $ 10.00
      Exercised options                                  (8,000)         $ 10.10          -             $    -
      Forfeited options                                  (8,000)         $ 10.41          -             $    -
      Granted during the year                            14,700          $ 12.50        46,000          $ 10.50
                                                       ---------                       -------

      Outstanding, end of year                          107,700          $ 10.52       109,000          $ 10.21
                                                        =======                        =======

      Options exercisable at year end                    63,740          $ 10.25        47,000          $ 10.10
                                                       ========                       ========

      Weighted average fair value of
      options granted during the year                                    $  3.59                        $  3.66
                                                                          ======                        =======
      Weighted average remaining
      contractual lives (years)                                             7.60                           8.34


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

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(12)  Regulatory Matters, continued
      As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would have changed the Bank's category.

      The actual capital amounts and ratios for the Bank are also presented in the table. Detail disclosures related to the Company have been excluded as they significantly exceed the disclosures herein.


                                                                                                       To Be Well
                                                                                                    Capitalized Under
                                                                              For Capital           Prompt Corrective
                                                            Actual         Adequacy Purposes        Action Provisions
                                                  ------------------       -----------------       -------------------
                                                  Amount       Ratio       Amount       Ratio       Amount       Ratio
      As of December 31, 2002:                   -------      ------      -------     -------      --------     -------
        Total Capital
            (to Risk Weighted Assets)          $10,725,000       14%    $ 6,215,000     8%      $ 7,769,000       10%
        Tier 1 Capital
            (to Risk Weighted Assets)          $10,481,000       13%    $ 3,107,000     4%      $ 4,661,000        6%
        Tier 1 Capital
           (to Average Assets)                 $10,481,000       10%    $ 4,241,000     4%      $ 5,302,000        5%

      As of December 31, 2001:
        Total Capital
            (to Risk Weighted Assets)          $ 7,946,000       15%    $  4,120,000    8%      $ 5,150,000       10%
        Tier 1 Capital
            (to Risk Weighted Assets)          $ 7,529,000       15%    $ 2,060,000     4%      $ 3,090,000        6%
        Tier 1 Capital
           (to Average Assets)                 $ 7,529,000       11%    $ 2,771,000     4%      $ 3,463,000        5%

(13)  Segment Information
      The Company operated two business segments: community banking and mortgage banking. These segments are primarily identified by the products or services offered and the channels through which they are offered. The community banking segment consists of the Company's full-service banks that offer customers traditional banking products and services through various delivery channels. The mortgage banking segment consists of mortgage brokerage facilities that originate, acquire, and sell mortgage products. Information for 2002 for each of the segments is included as follows:

                                             Community       Mortgage
                                              Banking         Banking        Parent       Eliminations      Total
                                           ------------     ----------     ---------      ------------      ------
     Net interest income                $     2,948,287        691,557        51,620              -        3,691,464
     Provision for loan losses                 (364,101)         -                 -              -         (364,101)
                                             ------------    -----------   ----------    --------------   -------------

     Net interest income after
           provision for loan losses          2,584,186        691,557        51,620              -        3,327,363

     Other income                               818,080      5,060,272              -             -        5,878,352
     Other expenses                           2,386,945      3,804,732        120,461             -        6,312,138
                                             ------------   ----------   -------------      -----------  -------------
     Income before income taxes               1,015,321      1,947,097       (68,841)             -        2,893,577
     Income tax expense                         330,000        680,000       (23,000)             -          987,000
                                             -----------    ----------   -------------      -----------   ------------

     Net earnings                       $       685,321      1,267,097       (45,841)             -        1,906,577
                                           ============     ===========  =============      ==========   ============

     Average assets                     $    64,285,831     23,897,195     88,183,016      (88,183,016)   88,183,016
                                           ============    ============   ============     ===========   ============


              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(14)  Other Operating Expenses
      Significant components of other operating expenses are as follows:

                                                                                                    2002        2001
                                                                                                --------      --------
             Data processing fees and related expenses                                        $      265,663     182,402
             Advertising                                                                      $       98,420      81,733

(15)  Fair Value of Financial Instruments
      The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

          Cash and Cash Equivalents
          -------------------------
          For cash, due from banks, federal funds sold, and interest bearing deposits in other banks, the carrying amount is a reasonable estimate of fair value.

          Investment Securities Available-for-sale
          ----------------------------------------
          The fair values for investment securities are based on quoted market prices.

          Loans Available-for-sale
          -------------------------
          Loans available-for-sale are carried at the lower of aggregate cost or fair value. The carrying amount is a reasonable estimate of fair value

          Loans
          -----
          The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

          Deposits
          --------
          The fair value of demand deposits, savings accounts, NOW and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

          Federal Home Loan Bank Advances
          -------------------------------
          The fair value of advances outstanding is based on the quoted value provided by the FHLB.

          Warehouse Line of Credit and Repurchase Agreements
          --------------------------------------------------
          Because other borrowings are based on variable rates, the carrying value is a reasonable estimate of fair value.

          Commitments to Extend Credit, Standby Letters of Credit
          ------------------------------------------------------
          Off-balance sheet instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

(15)      Fair Value of Financial Instruments, continued

          Limitations
          ------------
          Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

          The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

                                                                         2002                          2001
                                                             ---------------------------     ---------------------

                                                               Carrying        Estimated        Carrying     Estimated
                                                                Amount         Fair Value        Amount      Fair Value
          Assets:
              Cash and cash equivalents                $        5,987,514        5,987,514      4,705,869      4,705,869
              Investment securities                    $        9,897,398        9,897,398     10,637,612     10,637,612
              available-for-sale
              Loans available-for-sale                 $       39,857,843       39,857,843     30,603,596     30,603,596
              Loans, net                               $       51,240,268       53,783,518     30,440,319     34,784,967
          Liabilities:
              Deposits                                 $       76,108,934       76,237,119     57,473,277     57,703,710
              Federal Home Loan Bank advances          $        4,000,000        4,039,321      4,000,000      4,000,000
              Warehouse line of credit                 $       18,291,793       18,291,793      3,404,659      3,404,659
              Repurchase agreements                    $           -                -           4,000,000      4,000,000


              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

        (16) First Capital Bank Holding Corporation (Parent Company Only)
                             Financial Information

                                 Balance Sheets

                           December 31, 2002 and 2001


                                                                                                      2002          2001
                                                                                                     ----          ----
                                     Assets
                                    -------
        Cash and interest bearing deposits                                                    $     1,463,518     2,441,559
        Investment in subsidiary                                                                   10,724,559     7,681,559
        Other assets                                                                                   17,807         4,808
                                                                                                  -----------     ---------

                                                                                                   12,205,884    10,127,926

                      Liabilities and Shareholders' Equity
                      ------------------------------------


        Shareholders' equity                                                                  $    12,205,884    10,127,926
                                                                                                   ==========    ==========




                             Statements of Earnings

                 For the Years Ended December 31, 2002 and 2001

                                                                                                         2002          2001
                                                                                                         ----          ----
        Income:
          Interest income                                                                      $       51,620        99,992
                                                                                                     --------        ------

        Expenses:
          Other operating                                                                             120,461        65,172
           Income tax (benefit) expense                                                               (23,000)       12,000
                                                                                                  -----------        ------

                   Total expenses                                                                      97,461        77,172
                                                                                                  -----------        ------

        Earnings before equity in
          Undistributed earnings of subsidiary                                                        (45,841)       22,820

        Equity in undistributed earnings of subsidiary                                              1,952,418       564,158
                                                                                                    ---------       -------

               Net earnings                                                                   $     1,906,577       586,978
                                                                                                    =========       =======


              FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

        (16) First Capital Bank Holding Corporation (Parent Company Only)
                        Financial Information, continued

                            Statements of Cash Flows

                 For the Years Ended December 31, 2002 and 2001


                                                                                                          2002         2001
                                                                                                         ------      -------
        Cash flows from operating activities:
           Net earnings                                                                         $     1,906,577      586,978
           Adjustments to reconcile net earnings to net
             cash (used) provided by operating activities:
               Equity in undistributed earnings of subsidiary                                        (1,952,418)    (564,158)
               Change in other                                                                          (13,000)      (4,500)

                        Net cash (used) provided by operating activities                                (58,841)      18,320
                                                                                                     ------------  ----------

        Cash used for investing activities related to capital infusions in subsidiary                (1,000,000)           -
                                                                                                     ----------    ----------

        Cash from financing activities related to the exercise of stock options                          80,800            -
                                                                                                     ----------    ----------

        Net increase in cash                                                                           (978,041)      18,320

        Cash at beginning of year                                                                     2,441,559    2,423,239
                                                                                                      ---------    ---------

        Cash at end of year                                                                    $      1,463,518    2,441,559
                                                                                                      =========    =========


                                 CORPORATE DATA
           First Capital Bank Holding Corporation - Board of Directors

                                                              POSITION WITH
          NAME                                                FIRST CAPITAL
         -----                                                --------------
     Ron Anderson                                                Director
     Automobile Dealer

     Christina H. Bryan                                          Director
     Oil Distributor

     C. Brett Carter                                             Director
     Restaurant Owner

     Suellen R. Garner                                    Chairman and Director
     Orthodontist

     William K. Haley                                            Director
     General Surgeon

     Lorie L. Chism                                              Director
     Certified Public Accountant

     David F. Miller                                             Director
     Real Estate Investor

     William J. Mock, Jr                                         Director
     Real Estate Broker

     Marlene J. Murphy                                           Director
     Retail Merchant

     Robert L. Peters                                            Director
     Attorney

     Lawrence W. Piper                                           Director
     Owner telephone Sales & Service Company

     Michael G. Sanchez                                         President,
     Banker                                             Chief Executive Officer,
                                                               and Director

     Harry R. Trevett                                            Director
     Real Estate Developer

     Edward E. Wilson                                            Director
     Licensed Insurance Agent

     Marshall E. Wood                                            Director
     Attorney

            First National Bank Of Nassau County - Senior Management
            --------------------------------------------------------

 Michael G. Sanchez                                            President

 Timothy S. Ayers                                   Chief Financial Officer and
                                                   Principal Accounting Officer

 Dan P. Powell                                      Senior Vice President and
                                                        Senior Loan Officer

 William J.S. Kelley                                  Senior Vice President
                                                       Wholesale Mortgage

Annual Meeting of Shareholders:
-------------------------------

The Annual Meeting of Shareholders of First Capital Bank Holding Corporation will be held at The Golf Club of Amelia Island, 4700 Amelia Island Parkway, Amelia Island, Florida on Wednesday, May 21, 2003, at 10:00 a.m.

Corporate Office:                  General Counsel:
----------------                   ------------------
1891 South 14th Street             Nelson Mullins Riley & Scarborough, L.L.P.
Fernandina Beach, Florida 32034    First Union Plaza
(904) 321-0400                     999 Peachtree Street, NE / Suite 1400
(904) 321-1511 Fax                 Atlanta, Georgia 30309

There is no established public trading market for our common stock and trading of our common stock has been limited and sporadic. We are not aware of the prices at which all shares of our common stock have been traded. Based on information available to use from a limited number of purchasers and sellers, we believe transactions in our common stock, on a per share basis, ranged from $
10.75 to $ 15.00 in 2002 and $11.00 to $10.50 in 2001. As of March 7, 2003,
there were 608 shareholders of record.

Our ability to pay cash dividends is dependent upon receiving cash in the form of dividends from FNB. However, certain restrictions exist regarding the ability of the bank to transfer funds to the company in the form of cash dividends. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

All outstanding shares of our common stock are entitled to share equally in dividends from funds legally available when, and if, declared by the Board of Directors. To date, we have not paid cash dividends on our common stock. We currently intend to retain earnings to support operations and finance expansion and therefore do not anticipate paying cash dividends in the foreseeable future.

Registrar and Transfer Agent:

First Capital Bank Holding Corporation serves as its own Registrar and Transfer Agent.

COPIES OF FIRST CAPITAL'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED AT NO CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO: MICHAEL G. SANCHEZ, FIRST CAPITAL BANK HOLDING CORPORATION, 1891 SOUTH 14TH STREET, FERNANDINA BEACH, FLORIDA 32034