Form 10KSB, Exhibit 13
period 2003-12-31
FIRST CAPITAL BANK HOLDING CORP
filed 2004-03-29
CIK 1074560

Exhibit 13

First Capital Bank Holding Corporation 2003 Annual Report

Exhibit 13

FIRST CAPITAL BANK

HOLDING CORPORATION

and its subsidiary

FIRST NATIONAL BANK
OF
NASSAU COUNTY

2003 ANNUAL REPORT

TABLE OF CONTENTS

Letter to Shareholders	1

Selected Financial Highlights	2

Management's Discussion and Analysis of Financial Condition and Results of Operations	3-11

Report of Independent Accountants	13

Consolidated Financial Statements	14-33

Corporate Data/ Directors and Officers and Shareholder Information	34-35

TO OUR SHAREHOLDERS:

The theme of this year’s annual report – also a fundamental part of our core beliefs – is that independent banking is good for our customers, our community and you, our shareholders. In 2003 we continued to outperform our peers, including holding companies and other community banks. Our customers and our market responded with confidence in us by increasing deposits and portfolio loans.

While being independent is rewarding, it is also challenging. During 2003 the board of directors was faced with developing and expanding the bank’s executive leadership. Reaching $100 million in assets created opportunities, but it also demanded a deeper management team.

The Board responded by promoting Leo Deas to executive vice president, in effect, creating a management succession plan and a vital back-up to my position. Tim Ayers, who had been with the bank since inception as senior vice president of operations, accounting and finance, was given direct supervision of the wholesale mortgage division. Durand Childers was given the charge of expanding SBA lending into the Georgia coast and south into Jacksonville. Dan Powell was viewed as not only the loan production leader, but also the keeper of credit quality and Marie Putnam was promoted to senior vice president with responsibility of human resources and branch administration, in effect, the responsibility for helping create the organizational structure to support growth. I can assure you that the company ended 2003 and began 2004 with a stronger and more experienced senior management team that is well prepared to meet the challenges ahead.

Make no mistake about the challenges we face, because we have a significantly increased level of competition in our primary market. We now have more banks with more branches and new credit unions chasing the same dollars. This paradigm creates increased deposit expenses and higher borrowing costs, contributing to deteriorating spreads between interest income and interest expense.

We experienced unprecedented refinance volume during 2002 – 2003, and this demonstrated that we were positioned in the right place at the right time. The company made $1,922,194 net income after tax in 2003, but our wholesale mortgage division contributed $1,258,870, or 65%, of that total. We expect residential mortgage refinancing to contract significantly in 2004. Due to the anticipated decrease in mortgage volumes and a change in our corporate direction to increase the less cyclical commercial lending activities, we have decided to sell the assets of our wholesale mortgage banking operations. This means we must find a way to grow assets and replace income over the next two to three years.

Late in 2003 the board of directors approved a three-year business plan and budget that focuses on asset growth. By the end of 2004 the company will have sufficient capital to support a significantly larger bank. With abundant capital, a very strong management team and an excellent market, we will consider all growth alternatives – branching, loan production offices, acquisitions or other business combinations that enhance shareholder value. Quite simply, we have the management team and the capital to support expansion, and we will look at all opportunities which create long-term value for our shareholders.

During 2003, Jay Mock and Harry Trevett, two of the company’s original organizers and directors, resigned to accept directorships at a bank in Jacksonville. We appreciate their years of service and contributions to our success.

Also during 2003 we opened and then immediately expanded our loan production office in Savannah. Originally opened to generate SBA loans, we now make residential construction loans and commercial real estate loans in that office. We expect the Savannah market to contribute quality loans to our portfolio, while minimizing our reliance on residential loan volume and loan participations.

Please take time to read the financial sections within the 2003 annual report. We believe that our results reflect a very high quality, high earning financial institution, one that, as we enter 2004, is reinventing itself as a company that emphasizes growth as well as income. We believe that we will build on our past success to become a stronger and larger company, with increased market value.

Sincerely,

/s/ Michael G. Sanchez
Michael G. Sanchez, President and CEO

FIRST CAPITAL BANK HOLDING CORPORATION
and its subsidiary
FIRST NATIONAL BANK OF NASSAU COUNTY

Selected Financial Data

The following table sets forth certain selected financial data concerning First Capital Bank Holding Corporation and subsidiary as of and for the years ended December 31, 2003 and 2002. The selected financial data has been derived from the audited consolidated financial statements. This information should be read in conjunction with management’s discussion and analysis of financial condition and results of operation.

	2003	2002
At Year End
Investment securities available for sale	$26,341,621	$9,897,398
Loans, net	53,851,376	51,240,268
Loans available for sale	15,920,143	39,857,843
Total assets	106,509,381	111,595,866
Deposits	83,846,338	76,108,934
Total shareholders' equity	13,991,713	12,205,884

Average Balances
Loans and loans available for sale	$81,679,216	$68,216,706
Earning assets	97,528,869	83,184,550
Assets	105,077,559	88,183,016
Deposits	83,367,350	63,550,678
Shareholders' equity	13,355,445	11,345,564

Results of Operations:
Net interest income	$3,973,700	$3,691,464
Provision for loan losses	33,000	364,101
Other income	6,746,995	5,878,352
Other expenses	7,395,501	6,312,138
Net earnings	1,922,194	1,906,577

Per Share Data:
Net earnings per share	$1.91	$1.90
Diluted net earnings per share	1.87	1.87

Key Performance Ratios:
Return on average equity	14.39%	16.80%
Return on average assets	1.83%	2.16%
Average equity to average assets	12.71%	12.87%
Average loans to average deposits	97.97%	107.34%
Net interest margin	4.07%	4.44%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of First Capital Bank Holding Corporation. This commentary should be read in conjunction with the financial statements and the related notes and the other statistical information included elsewhere in this report.

OVERVIEW
First Capital Bank Holding Corporation (First Capital) was incorporated as a Florida corporation on July 29, 1998, primarily to own and control all of the capital stock of First National Bank of Nassau County (FNB). On July 26, 1999, First Capital acquired 100% of the outstanding common stock of First National Bank of Nassau County, which operates in the Fernandina Beach, Florida area. We raised $10,000,000 through an offering of our common stock at $10 per share, of which $7,000,000 was used to capitalize First National Bank. First National Bank is chartered and regulated by the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation. First National Bank commenced operations on July 26, 1999. Our main office is located at 1891 South 14th Street, Fernandina Beach, Florida. During 2001, we commenced operations for our wholesale mortgage operations located in Neptune Beach, Florida. We also offers Internet banking services through our web site located at www.fnb-palm.com.

In the fourth quarter of 2003, the Company decided to reposition its resources. The Company recognized the cyclical nature of income derived from wholesale mortgage banking activities and reflected on the greater than two years of success in this area. However, we noted that the volume in the industry had begun to slow significantly and volumes closer to historical norms were on the horizon. In response to this change, we decided to discontinue wholesale mortgage banking activities through the sale of the assets and refocus attention to the commercial lending market. To that end, the Bank has hired seasoned lenders and has expanded its geographic scope to include the rapidly growing markets of Nassau County and Savannah, Georgia.

Deposit Services. FNB offers a full range of deposit services including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The accounts are all offered to our market area at rates competitive to those offered in the area. All deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to the maximum allowed by law. In addition, we have implemented service charge fee schedules competitive with other financial institutions in our market area covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

Lending Services. FNB’s lending business consists principally of making consumer loans to individuals and commercial loans to small and medium-sized businesses and professional concerns. In addition, FNB makes secured real estate loans, including residential and commercial construction loans, and first and second mortgage loans for the acquisition or improvement of personal residences. No material portion of loans are concentrated within a single industry or group of related industries. FNB is not dependent to any material degree upon any single borrower or a few principal borrowers. The loss of any individual borrower or of a few principal borrowers would not be likely to have a material adverse effect on the operations or earnings of FNB.

Mortgage Banking Activities. FNB has decided to sell the assets of its wholesale mortgage banking operations effective the first quarter of 2004. This decision is based on the anticipated decrease in mortgage volumes and a change in corporate direction to increase the less cyclical commercial lending activities. Mortgage activity was strong through September 2003 spurred by continued low interest rates. However our volumes decreased significantly in the fourth quarter as mortgage rates increased. In relation to the sale of this unit, management estimates the Company will not incur significant expenditures related to the exit of these activities. The wholesale unit purchased agency-eligible mortgage loans through its correspondents which reside primarily on the east coast and funds loans through its wholesale division. All of the residential mortgage loans purchased and originated by the company are sold to institutional purchasers, including national and regional broker/dealers. All loans are sold with the rights to service the loans released. FNB will continue to originate residential mortgage loans through its Fernandina Beach office.

At December 31, 2003, First Capital had total consolidated assets of $106.5 million, total portfolio loans of $54.6 million, total loans available for sale of $15.9 million, total deposits of $83.8 million, and shareholders’ equity of $14.0 million. First Capital’s net income for 2003 was $1,922,194, an increase of $15,617, or .82%, from 2002. Earnings per common share increased to $1.91 in 2003, from $1.90 in 2002.

The following discussion should be read in conjunction with our consolidated financial statements and the other financial data included in this annual report, and with our short operating history in mind.

INCOME STATEMENT REVIEW
First Capital reported net earnings for the year ended December 31, 2003 of $1,922,194 as compared to $1,906,577 for the year ended December 31, 2002. Net interest income was $3,973,700 in 2003, representing an increase of $282,236 when compared to 2002. For the year ended December 31, 2003, other income increased to $6,746,995 from $5,878,352 at December 31, 2002. The primary reason for the increase in other income was the increased volume of our mortgage banking wholesale and retail operations, discussed below. Other expenses for the year ended 2003 totaled $7,395,501 as compared to $6,312,138. Our continued overall performance success was reflective of FNB’s growth in average earning assets, gain on SBA loan sales, and continued mortgage origination volume which drove gains on sale of mortgage loans through most of 2003. Net income from our wholesale mortgage-banking unit decreased significantly in the fourth quarter. As a result of our anticipated sale of the wholesale unit, we anticipate net income to decrease. During 2003, the mortgage banking activities generated net interest income of $579 thousand, other income of $5.9 million and incurred other expenses of $4.3 million contributing $1.3 million to net income.

In 2003, average interest earning assets decreased $14.3 million, or 17%, over the 2002 amount. This increase was primarily due to the increase of loans outstanding. Average loans outstanding for 2003 were $81.7 million, compared with $68.2 million in 2002. The overall decrease in the yields on interest earning assets is reflective of the repricing of fixed rate assets as they mature or paydown and the related proceed are reinvested in asset with lower coupons reflecting the current rate environment. Average interest bearing liabilities for 2003 increased $13.1 million, or 20%, over the 2002 average balance. This increase was primarily due to an increase in the level of average interest bearing deposits of $16.7 million, or 30%. The decrease in rates paid on interest bearing deposits was due to similar issues effecting the interest earning assets. The level of decrease was somewhat less as the interest bearing liabilities have a higher percentage of variable rate products which reprice more quickly. Offsetting this effect is the fact that certain deposit accounts have reached an economic floor which makes it impractical to pass further decrease in interest rate along on depositors.

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

First Capital’s net interest spread was 3.69% in 2003 and 3.89% in 2002, while the net interest margin was 4.07% in 2003 and 4.44% in 2002. The 37 basis point decrease in the net interest margin from 2002 to 2003 was primarily attributed to the decline in interest rates with interest earning assets repricing more quickly than its interest earning liabilities as discussed above. The average cost of interest bearing liabilities for 2003 was 2.07%, a decrease of 67 basis points from 2002.

The following table shows the relationship between interest income and expense and the average balances of interest earning assets and interest bearing liabilities.

	2003			2002
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

ASSETS:
Federal funds sold and interest bearing	$5,666,077	81,730	1.44%	$3,482,217	65,646	1.89%
Investment securities	10,183,576	410,620	4.03%	11,485,627	645,247	5.62%
Loans	81,679,216	5,125,033	6.27%	68,216,706	4,801,013	7.04%

Total interest earning assets	97,528,869	5,617,383	5.76%	$83,184,550	5,511,906	6.63%
All other assets	7,548,690			4,998,466

Total assets	$105,077,559			$88,183,016

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing deposits	$72,363,101	1,424,772	1.97%	$55,695,691	1,528,952	2.75%
Short-term borrowings	185,745	2,707	1.46%	2,430,820	47,676	1.96%
FHLB advances and Warehouse Lines	7,035,315	216,204	3.07%	8,327,255	243,814	2.93%

Total interest bearing liabilities	79,584,161	1,643,683	2.07%	66,453,766	1,820,442	2.74%
Noninterest-bearing deposits	11,004,249			7,854,987
Other liabilities	1,133,704			2,528,699
Shareholders' equity	13,355,445			11,345,564

Total liabilities and shareholders' equity	$105,077,559			$88,183,016

Net interest spread			3.69%			3.89%
Net interest margin on average earning			4.07%			4.44%
assets
Net interest income/margin		$3,973,700			$3,691,464

The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by First Capital on such assets and liabilities for 2003. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

	2003			2002
	Volume	Rate	Change	Volume	Rate	Change
ASSETS:
Federal funds sold and interest
bearing deposits	$34,374	(18,290)	16,084	$(24,304)	(85,750)	(110,054)
Investment securities	(67,119)	(167,508)	(234,627)	(98,113)	(207,055)	(305,168)
Loans	844,403	(560,383)	324,020	2,454,974	(562,880)	1,892,094

Total interest earning assets	851,658	(746,181)	105,477	2,332,557	(855,685)	1,476,872

LIABILITIES
Interest-bearing deposits	392,583	(496,763)	(104,180)	564,390	(516,779)	47,611
Short-term borrowings	(35,236)	(9,733)	(44,969)	24,599	(20,010)	4,589
FHLB advances	(38,935)	11,325	(27,610)	222,281	(7,744)	214,537

Total interest bearing liabilities	318,412	(495,171)	(176,759)	811,270	(544,533)	266,737

	$533,246	(251,010)	282,236	$1,521,287	(311,152)	1,210,135

OTHER INCOME AND OTHER EXPENSE

For the years ended December 31, 2003 and 2002, other income totaled $6,746,995 and $5,878,352, respectively. The primary component of other income in 2003 was the gain on sale of loans totaling $5,431,034, which represented an increase of $999,561 when compared to 2002. The primary reason for the increase in loan sale income was the increased volumes of the mortgages through the Bank’s wholesale and retail networks. In 2003, we sold mortgage loans totaling $602 million as compared to $526 million in 2002. Mortgage activity was strong through September 2003 spurred by continued low interest rates. However our volumes decreased significantly in the fourth quarter as mortgage rates increased negatively impacting the refinance market. We anticipate other income will decrease significantly as a result of the anticipated sale of wholesale mortgage unit in 2004.

Other expenses totaled $7,395,501 and $6,312,138 for the years ended December 31, 2003 and 2002, respectively. The primary component of other expense was salary and employee benefits expenses, which totaled $4,619,497 and $4,161,234 for the same respective periods. The increase in salary and employee benefit and expense is attributable to performance incentives at the mortgage banking wholesale operations as well as general hiring to accommodate the growth in FNB’s assets. For the year ended December 31, 2003, we incurred expenses of $ 2,887,491 related to personnel costs generated by mortgage operations. Additionally, occupancy expenses decreased in 2003 by $62,415. Other operating expense totaled $2,266,918 at December 31, 2003 as compared to $1,579,403 at December 31,2002. This increase was primarily driven by variable costs associated with mortgage banking underwriting activities and offset by an increase in charitable contributions. All non interest expenses will decrease significantly in 2004 as a result of the anticipated sale of the wholesale mortgage unit.

BALANCE SHEET OVERVIEW

At December 31, 2003 the assets of First Capital totaled $106,509,381 as compared to $111,595,866 as of December 31, 2002. For the same periods, total liabilities decreased to $92,517,668 from $99,389,982, respectively. Shareholders’ equity totaled $13,991,713 at December 31, 2003, an increase of $1,785,829 when compared to the balance of $12,205,884 as of December 31, 2002.

LOAN PORTFOLIO

Since loans typically provide higher interest yields than do other types of earning assets, our intent is to channel a substantial percentage of our earning assets into the loans category. We separate loans into the two categories of portfolio loans and loans held for sale. Portfolio loans are permanent loans booked, serviced, and held to maturity. Loans held for sale are originated or purchased from third parties and presold to institutional investors. Loans held for sale typically remain on our books for two to three weeks. Total net portfolio loans outstanding at December 31, 2003 and 2002 were $53,851,376 and $51,240,268, respectively.

Major classifications of portfolio loans as of December 31, 2003 and 2002 are summarized as follows:

	2003		2002
	Amount	Percent of total	Amount	Percent of total
Commercial, financial and agricultural	$3,174,840	6%	$5,190,006	10%
Real estate - mortgage	36,603,663	67%	31,893,244	61%
Real estate - construction	13,665,538	25%	13,271,016	26%
Consumer	1,196,679	2%	1,651,002	3%

Total loans	54,640,720	100%	52,005,268	100%
Less: Allowance for loan losses	789,344		765,000

Total net loans	$53,851,376		$51,240,268

The major component of the loan portfolio was real estate mortgage loans, which represented 67% and 61% of the loan portfolio as of December 31, 2003 and 2002, respectively. In the context of this discussion, we define a “real estate mortgage loan” as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. We take this collateral to reinforce the likelihood of the ultimate repayment of the loan; however, this tends to increase the magnitude of our real estate loan portfolio component. Generally, we target our loan-to-value ratio to 80%. Due to the short time frame the portfolio existed and the increased focus on commercial lending activities, the current loan mix may not be indicative of the ongoing make-up of the portfolio. In order to reduce collateral risk, management will attempt to maintain a relatively diversified portfolio.

It is our policy to classify loans as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are secured by real estate or negotiable collateral and in the process of collection. Generally, payments received on non-accrual loans are applied directly to principal. We have adopted the principles of Financial Accounting Standards Board (FASB) SFAS 114 and 118 relating to accounting for impaired loans. As of December 31, 2003, we had one Non-accrual loan totaling $209,400, of which $157,050, is partially guaranteed by the Small Business Administration.

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

The following table summarizes major classifications of portfolio loans by maturities as of December 31, 2003:

		Wgt.	After one,	Wgt.		Wgt.		Wgt.
	One year	Avg.	but within	Avg.	After five	Avg.		Avg.
	or less	Rate	five years	Rate	Years	Rate	Total	Rate
Commercial, financial
and agricultural	$812,197	6.65%	1,923,016	5.90%	439,627	5.64%	3,174,840	6.03%
Real estate - mortgage	2,650,363	5.64%	8,128,098	6.39%	25,825,202	6.05%	36,603,663	6.09%
Real estate - construction	7,147,328	5.00%	5,094,037	5.48%	1,424,173	6.39%	13,665,538	5.32%
Consumer	72,317	10.15%	900,748	7.01%	223,614	7.33%	1,196,679	7.45%

Total	$10,682,205	5.35%	16,045,899	6.08%	27,912,616	6.07%	54,640,720	5.93%

	Variable	Fixed
	Rate	Rate
Commercial, financial	$2,055,506	$1,119,334
and agricultural
Real estate - mortgage	19,679,220	16,924,443
Real estate - construction	10,329,641	3,335,897
Consumer	77,345	1,119,334

Total	$32,141,712	$22,499,008

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

As of December 31, 2003, the allowance for loan losses was $789,344, or 1.44% of outstanding portfolio loans, as compared to $765,000, or 1.47% of outstanding portfolio loans, as of December 31, 2002. Our service area has been affected by vacation travel and the economic downturn has had a negative effect on the hospitality industry in the area. It is perceived that these issues will likely affect other businesses in the community.

Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, we use a loan grading system that rates loans in different categories. Certain grades representing criticized or classified loans are assigned allocations of loss based on management’s estimate of potential loss that is generally based on historical losses and/or collateral deficiencies. Other loans are graded by type and allocated loss ranges based on management’s perceived inherent loss for the loan type. The combination of these results is compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. We use an independent third party loan reviewer to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

During 2003, we incurred charge-offs totaling $8,761 with recoveries of $105. The ratio of charge-offs during the period to average portfolio loans outstanding was .01%. During 2002, we incurred charge-offs totaling $16,101 with no recoveries

As of December 31, 2003, the allowance was allocated as follows:

		Percent of loans in
	Year ended	each category
	December 31, 2003	to total loans

Commercial, financial and agricultural	$40,329	5%
Real estate - mortgage	562,472	21%
Real estate - construction	167,875	72%
Consumer	18,668	3%

Total	$789,344	100.00%

LOANS AVAILABLE FOR SALE

In order to minimize exposure on available for sale loans, we pre-sell all available for sale mortgage loans to investors prior to funding. FNB had total loans available for sale of $15,920,143 and $39,857,843 in loans available for sale as of December 31, 2003 and 2002 reflecting the anticipated mortgage loan volume decreases resulting from higher mortgage loan rates in December 2003. All loans classified as available for sale are recorded at the lower of cost or market. At December 31, 2003 and 2002, no impairment was recognized on any loans held for sale.

INVESTMENT PORTFOLIO

The investment securities portfolio outstanding as of December 31, 2003 and 2002 was $26,341,621 and $9,897,398, respectively. We increased the investment portfolio to utilize excess funds made available as a result of the decrease in loans available for sale. We believe the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds.

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized	Estimated	Yield to
	Cost	Fair Value	Maturity
U.S. Government Agencies

1 to 5 years	$8,966,929	8,967,820	3.42%
5 to 10 years	2,069,715	2,074,600	2.60%

Municipal Bonds
5 to 10 years	1,169,726	1,170,026	3.99%

Corporate bonds:
1 to 5 years	968,890	1,079,550	7.12%

Mortgage Backed Securities	12,996,437	13,049,625	4.20%

Total	$26,171,697	26,341,621	3.74%

DEPOSITS

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Core deposits were $65,888,010 as of December 31, 2003.

The maturity distribution of time deposits of $100,000 or more as of December 31, 2003 is as follows:

Three months or less	$6,754,844
Over three through six months	4,186,071
Over six through twelve months	3,650,212
Over twelve months	3,367,201

Total	$17,958,328

BORROWINGS

As of December 31, 2003, we were a shareholder in the Federal Home Loan Bank of Atlanta. Through this affiliation, we secured warehouse line advances totaling $5,075,593 and term advances totaling $3,000,000 at rates competitive with time deposits and other like maturities. These borrowings were used to fund loans generated through our mortgage banking activities. At December 31, 2002, we had outstanding warehouse line advances of $18,291,793 and term advances totaling $4,000,000 with the FHLB. The decrease in borrowings is a result of the decrease in loans available for sale.

LIQUIDITY

FNB must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors’ accounts and to supply new borrowers with funds. To meet these obligations, FNB keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of FNB to monitor its liquidity to meet regulatory requirements and their local funding requirements. We believe the current level of liquidity is adequate to meet current needs.

Our primary sources of liquidity are a stable base of deposits, scheduled repayments on loans, and interest and maturities of investments. All securities of have been classified as available-for-sale. If necessary, we have the ability to sell a portion of our investment securities to manage interest sensitivity gap or liquidity. Cash and due from banks and federal funds sold may be utilized to meet liquidity needs.

At December 31, 2003, FNB had arrangements with a correspondent and commercial banks for short term unsecured advances up to $6,700,000. As of December 31, 2003, FNB had no outstanding balances. In addition, we have a warehouse line of credit with the FHLB in the amount of $24 million of which we had drawn $5,075,593 at December 31, 2003.

Our cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash and cash equivalents increased $465,039 for a total $6,452,553 at December 31, 2003, compared with $5,987,514 at December 31, 2002. The increase was primarily attributable to net cash provided by operating activities of $26,006,803, made up of $23,937,700 of decreased loans available for sale. Cash used by financing activities totaled $6,478,796 in 2003 primarily due to a decrease in warehouse lines of credit associated with the decrease in loans available for sale. The difference was primarily offset by an increase in deposits of $7,737,404. Outflows from investing activities totaled $19,062,968, most of which was net increases in investment securities during 2003 of $16,697,252.

RATE SENSITIVITY

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

The principal monitoring technique employed is the measurement of our interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to minimize interest rate risk and manage net interest income in changing interest rate environments. Our net interest income generally would benefit from rising interest rates when we have an asset-sensitive gap position. Conversely, our net interest income generally would benefit from decreasing interest rates of interest when we have a liability-sensitive gap position.

INTEREST RATE SENSITIVITY ANALYSIS

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position as of December 31, 2003 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. The table may not be indicative of First Capital’s rate sensitivity position at other points in time.

		After one but
	One year or	within five	After five
	less	years	years	Total
Interest-earning assets:
Interest bearing deposits	$598	-	-	598
Federal funds sold	237	-	-	237
Investment securities	3,395	17,641	5,306	26,342
Loans available for sale	15,920	-	-	15,920
Loans	30,084	19,965	4,592	54,641

Total earning assets	50,234	37,606	9,898	97,738

Interest-bearing liabilities
Interest bearing deposits	66,492	5,833	-	72,325
Warehouse line of credit	5,076	-	-	5,076
FHLB advances	-	3,000	-	3,000

Total interest-bearing liabilities	$71,568	8,833	-	80,401

Interest-sensitivity gap	$(21,334)	28,773	9,898	17,337

Cumulative interest-sensitivity gap	$(21,334)	7,439	17,337

Ratio of cumulative interest-sensitivity
gap to total earning assets	(22)%	8%	18%

As indicated in the table above, during the first year approximately 89% of the interest bearing liabilities will reprice within one year while 51% of the interest bearing assets will reprice within the same period. The table also highlights that First Capital is liability sensitive in the in the first 12 months while asset sensitive for the remainder of the period. We rely on money market deposits as a stable core funding source. Rates paid on such accounts are viewed by management as significantly less expensive over time than market-based rates such as those paid on non-core deposits.

First Capital’s gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Varying interest rate environments can create unexpected changes in the prepayment of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin.

CONTRACTUAL OBLIGATIONS

Included in the preceding table are the maturities of the contractual obligation including the repayment of FHLB advances and Warehouse lines of credit. The Company has no other significant contractual obligations.

OFF BALANCE SHEET ITEMS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. See footnote number 11 in the audited financial statements for further details.

CAPITAL ADEQUACY

First Capital and FNB are subject to various regulatory capital requirements administered by the federal banking agencies. As of December 31, 2002, First Capital and FNB maintain capital ratios in the “well capitalized” classification. Additionally, based on FNB’s most recent notification from the regulators, FNB was deemed to be well capitalized. For additional information, see footnote 12 of First Capital’s audited financial statements.

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

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of First Capital. First Capital has made, and may continue to make, various written or verbal forward-looking statements with respect to business and financial matters, including statements contained in this report, filings with the Securities and Exchange Commission, and reports to shareholders. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements related to loan growth, deposit growth, per share growth, and statements expressing general sentiment about future operating results and non-historical information, are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management’s then current views and assumptions regarding future events and operating performance. Certain factors that would affect financial performance or cause actual results to vary significantly from estimates contained in or underlying forward-looking statements include:

o	Interest rate fluctuations and other market conditions.
o	Strength of the consumer and commercial credit sectors, as well as real estate markets.
o	Changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws, and revised tax law interpretations).
o	Competitive pricing and other pressures on loans and deposits and First Capital’s ability to obtain market share in its trade areas.
o	The outcome of litigation which depends on judicial interpretations of law and findings of juries.
o	Other risks and uncertainties as detailed from time to time in First Capital filings with the Securities Exchange Commission.

FIRST CAPITAL BANK HOLDING CORPORATION

AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2003 and 2002

(with Independent Accountants’ Report thereon)

[Graphic Omitted "Porter Keadle Moore, LLP" logo]

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of DirectorsFirst
Capital Bank Holding Corporation

We have audited the accompanying consolidated balance sheets of First Capital Bank Holding Corporation and subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of earnings, changes in shareholders’ equity, comprehensive income and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bank Holding Corporation and subsidiary as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/  Porter Keadle Moore,LLP

Atlanta, Georgia
February 13, 2004

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002

Assets

Cash and due from banks, including cash reserve requirements of $443,000
and $0, respectively	$5,617,823	3,959,695
Federal funds sold	237,118	735,000
Interest bearing deposits in other banks	597,612	1,292,819

Cash and cash equivalents	6,452,553	5,987,514
Investment securities available-for-sale	26,341,621	9,897,398
Other investments	827,000	1,375,700
Loans, net	53,851,376	51,240,268
Loans available-for-sale	15,920,143	39,857,843
Premises and equipment, net	2,181,229	2,102,706
Accrued interest receivable and other assets	935,459	1,134,437

	$106,509,381	111,595,866

Liabilities and Shareholders' Equity
Deposits:
Non interest bearing demand	$11,521,127	8,330,430
Interest bearing demand	10,938,389	10,576,429
Savings	25,613,032	23,453,432
Time	17,815,462	17,894,350
Time over $100,000	17,958,328	15,854,293

Total deposits	83,846,338	76,108,934
Warehouse line of credit	5,075,593	18,291,793
Federal Home Loan Bank advances	3,000,000	4,000,000
Accrued interest payable and other liabilities	595,737	989,255

Total liabilities	92,517,668	99,389,982

Commitments

Shareholders' equity:
Preferred stock, par value $.01, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Common stock, par value $.01; 10,000,000 shares authorized;
1,008,000 issued and outstanding	10,080	10,080
Additional paid-in capital	9,789,578	9,789,578
Retained earnings	4,085,003	2,162,809
Accumulated other comprehensive income	107,052	243,417

Total shareholders' equity	13,991,713	12,205,884

	$106,509,381	111,595,866

See accompanying notes to consolidated financial statements.

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Consolidated Statements of Earnings

For the Years Ended December 31, 2003 and 2002

	2003	2002
Interest income:
Interest and fees on loans	$5,125,033	4,801,013
Interest on investment securities	410,620	645,247
Interest on federal funds sold and interest-bearing deposits	81,730	65,646

Total interest income	5,617,383	5,511,906

Interest expense:
Interest on deposits	1,424,772	1,528,952
Interest on borrowings	216,204	243,814
Other	2,707	47,676

Total interest expense	1,643,683	1,820,442

Net interest income	3,973,700	3,691,464

Provision for loan losses	33,000	364,101

Net interest income after provision for loan losses	3,940,700	3,327,363

Other income:
Service charges on deposit accounts	221,426	180,942
Mortgage loan and SBA related fees and income	1,054,472	1,177,185
Gain on sale of loans	5,431,034	4,431,473
Gain on sale of securities	--	61,752
Other income	40,063	27,000

Total other income	6,746,995	5,878,352

Other expenses:
Salaries and employee benefits	4,619,497	4,161,234
Occupancy and equipment	509,086	571,501
Other operating	2,266,918	1,579,403

Total other expenses	7,395,501	6,312,138

Income before taxes	3,292,194	2,893,577

Income tax expense	1,370,000	987,000

Net earnings	$1,922,194	1,906,577

Net earnings per share	$1.91	1.90

Diluted earnings per share	$1.87	1.87

See accompanying notes to consolidated financial statements.

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2003 and 2002

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total

Balance, December 31, 2001	$10,000	9,708,858	256,232	152,836	10,127,926

Exercise of stock options	80	80,720	-	-	80,800

Change in unrealized gain on
securities available-for-sale	-	-	-	90,581	90,581

Net earnings	-	-	1,906,577	-	1,906,577

Balance, December 31, 2002	10,080	9,789,578	2,162,809	243,417	12,205,884

Change in unrealized loss on
securities available-for-sale	-	-	-	(136,365)	(136,365)

Net earnings	-	-	1,922,194	-	1,922,194

Balance, December 31, 2003	$10,080	9,789,578	4,085,003	107,052	13,991,713

See accompanying notes to consolidated financial statements.

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2003 and 2002

	2003	2002

Net earnings	$1,922,194	1,906,577

Other comprehensive income:
Unrealized holding income (loss) on investment securities available-for-sale:
Unrealized gains (losses) arising during the period	(216,452)	198,995
Associated tax benefit (expense)	80,087	(67,658)

Reclassification adjustment for gains realized	-	(61,752)
Associated tax expense	-	20,996

Other comprehensive (loss) income, net of income taxes	(136,365)	90,581

Comprehensive income	$1,785,829	1,997,158

See accompanying notes to consolidated financial statements.

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002

Cash flows from operating activities:
Net earnings	$1,922,194	1,906,577
Adjustments to reconcile net earnings to net cash
provided (used) by operating activities:
Depreciation and accretion	245,924	229,390
Provision for loan losses	33,000	364,101
Provision for deferred taxes	53,248	(106,620)
Net change in loans available-for-sale	23,937,700	(9,254,247)
Change in:
Accrued interest and other assets	208,255	(358,122)
Accrued payable interest and other liabilities	(393,518)	584,256

Net cash provided (used) by operating activities	26,006,803	(6,634,665)

Cash flows from investing activities:
Proceeds from maturities, calls, and paydowns of securities	7,126,906	5,811,908
Purchases of investment securities available-for-sale	(23,824,158)	(4,942,019)
Purchases of other investments	(30,000)
Proceeds from maturities, calls, and paydown of other investments	578,700	(790,700)
Net change in loans	(2,644,108)	(21,164,050)
Purchase of premises and equipment	(270,308)	(602,420)

Net cash used by investing activities	(19,062,968)	(21,687,281)

Cash flows from financing activities:
Net change in deposits	7,737,404	18,635,657
Net change in repurchase agreements	-	(4,000,000)
Net change in warehouse line of credit	(13,216,200)	14,887,134
Repayment of other borrowings	(1,000,000)	-
Proceeds from stock options exercised	-	80,800

Net cash (used) provided by financing activities	(6,478,796)	29,603,591

Net change in cash and cash equivalents	465,039	1,281,645

Cash and cash equivalents at beginning of year	5,987,514	4,705,869

Cash and cash equivalents at end of year	$6,452,553	5,987,514

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$1,683,115	1,802,507

Cash paid during the year for income taxes	$1,546,001	1,131,500

Supplemental schedule of noncash investing and
financing activities:
Change in unrealized gains on investment
securities available-for-sale, net of tax	$(136,365)	90,581

See accompanying notes to consolidated financial statements.

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies
Organization
First Capital Bank Holding Corporation (the “Company”) was incorporated for the purpose of becoming a bank holding company. On July 26, 1999, the Company acquired 100% of the outstanding common stock of First National Bank of Nassau County (the “Bank”), which operates in the Fernandina Beach, Florida area. The Bank is chartered and regulated by the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation. The Bank commenced operations on July 26, 1999.

Basis of Presentation The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation.

The accounting principles followed by the Company and its subsidiary, and the method of applying these principles, conform with accounting principles generally accepted in the United States of America (“GAAP”) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan loss and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

Cash and Cash Equivalents For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest bearing deposits at other banks.

Investment Securities
The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2003 and 2002, all securities are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

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

(1) Summary of Significant Accounting Policies, continued
Loans Available-for-Sale
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

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of interest is doubtful.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different than those of management.

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

Stock Compensation Plans
SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Under Opinion No. 25, stock options issued under the Company’s stock option plan have no intrinsic value at the grant date and, as such, no compensation cost is recognized. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as such, has provided proforma disclosures of net earnings and earnings per share, as if the fair value method of accounting had been applied. Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company’s net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

		2003	2002

Net earnings	As reported	$1,922,194	1,906,577
	Proforma	$1,867,583	1,844,955

Basic earnings per share	As reported	$1.91	1.90
	Proforma	$1.85	1.84

Diluted earnings per share	As reported	$1.87	1.87
	Proforma	$1.82	1.81

The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 2003 and 2002: no dividend yield, a risk free interest rate of 3.5% and 5.0%, respectively, and an expected life of 10 years. The difference between the net earnings as reported and proforma is the expense associated with the grants, which would have been earned in the period. This expense was calculated based on the number of options vested during the period multiplied by the fair value at the time of grant net of the related tax effect.

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1) Summary of Significant Accounting Policies, continued
Net Earnings Per Share
Earnings per common share are based on the weighted average number of common shares outstanding during the period. The effects of potential common shares outstanding during the period are included in diluted earnings per share. Stock options, which are described in note 11, are granted to key management personnel.

		Common	Per Share
For the Year Ended December 31, 2003	Net Earnings	Shares	Amount

Earnings per common share	$1,922,194	1,008,000	$1.91
Effect of dilutive stock options	-	18,532.04

Diluted earnings per common share	$1,922,194	1,026,532	$1.87

		Common	Per Share
For the Year Ended December 31, 2002	Net Earnings	Shares	Amount

Earnings per common share	$1,906,577	1,002,000	$1.90
Effect of dilutive stock options	-	16,187.03

Diluted earnings per common share	$1,906,577	1,018,187	$1.87

(2) Investment Securities Available-for-Sale
Investment securities available-for-sale at December 31, 2003 and 2002 were as follows:

	December 31, 2003
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government agencies	$11,036,644	10,906	(5,130)	11,042,420
Municipal tax exempt securities	1,169,726	300	-	1,170,026
Mortgage-backed securities	12,996,437	64,947	(11,759)	13,049,625
Corporate bonds	968,890	110,660	-	1,079,550

Total	$26,171,697	186,813	(16,889)	26,341,621

	December 31, 2002
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government agencies	$1,983,691	24,309	-	2,008,000
Mortgage-backed securities	6,582,746	216,002	-	6,798,748
Corporate bonds	962,149	128,501	-	1,090,650

Total	$9,528,586	368,812	-	9,897,398

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(2) Investment Securities Available-for-Sale
The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
		Cost	Fair Value

U.S. Government agencies:
1 to 5 years	$8,966,929	8,967,820
5 to 10 years	2,069,715	2,074,600

Municipal Securities:
5 to 10 years	1,169,726	1,170,026

Corporate bonds:
1 to 5 years	968,890	1,079,550

Mortgage-backed securities	12,996,437	13,049,625

Total	$26,171,697	26,341,621

Investment securities with a fair value of approximately $1,080,000 as of December 31, 2003 were pledged to secure public deposits.

The market value of investment securities is based on quoted market values and is significantly affected by the interest rate environment. At December 31, 2003, all unrealized losses in the investment securities portfolio were for debt securities. Five out of thirty securities issued by U.S. Government agencies and Government sponsored corporations, including mortgage-backed securities and municipals, contained unrealized losses. Two of these securities were U.S. Government Agencies and two were mortgage-backed securities. These securities were at an unrealized loss position less than twelve months. These unrealized losses are considered temporary because of acceptable investment grades on each security and the repayment sources of principal and interest are government backed.

(3) Loans
Major classifications of loans at December 31, 2003 and 2002 are summarized as follows:

	2003	2002

Commercial, financial and agricultural	$3,174,840	5,190,006
Real estate - mortgage	36,603,663	31,893,244
Real estate - construction	13,665,538	13,271,016
Consumer	1,196,679	1,651,002

Total loans	54,640,720	52,005,268

Less: Allowance for loan losses	789,344	765,000

Loans, net	$53,851,376	51,240,268

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

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(3) Loans, continued
Changes in the allowance for loan losses were as follows:

	2003	2002

Balance at beginning of year	$765,000	417,000
Provision for loan losses	33,000	364,101
Amounts charged off	(8,761)	(16,101)
Amounts recovered	105	-

Balance at end of year	$789,344	765,000

(4) Premises and Equipment
Major classifications of premises and equipment at December 31, 2003 and 2002 are summarized as follows:

	2003	2002

Land	$475,000	475,000
Building	1,477,670	1,395,018
Furniture and equipment	997,139	837,942
Leasehold improvements	39,406	10,947

	2,989,215	2,718,907

Less: Accumulated depreciation	807,986	616,201

	$2,181,229	2,102,706

Depreciation expense amounted to $ 196,087 and $243,250 for 2003 and 2002, respectively.

(5) Deposits
Maturities of time deposits at December 31, 2003 are as follows:

Maturing in

2004	$29,940,349
2005	606,305
2006	1,260,161
2007	3,756,089
2008	210,886

Total	$35,773,790

(6) Income Taxes
The components of income tax expense for the years ended December 31, 2003 and 2002 are as follows:

		2003	2002

Current		$1,316,752	1,093,620
Deferred		53,248	(106,620)

	Total tax expense	$1,370,000	987,000

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	2003	2002

Pretax income at statutory rates	$1,119,346	983,816
Add (deduct)
State tax, net of Federal effect	116,392	115,928
Other	134,262	(112,744)

	$1,370,000	987,000

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(6) Income Taxes, continued
The following summarizes the components of deferred taxes at December 31, 2003 and 2002.

	2003	2002

Deferred income tax assets:
Allowance for loan losses	$277,146	264,728
Pre-opening expenses	15,264	45,791
Other	3,024	-

Total deferred tax assets	295,434	310,519

Deferred income tax liabilities:
Premises and equipment	(61,201)	(23,039)
Unrealized gains on available-for-sale securities	(62,872)	(125,396)

Total deferred tax liability	(124,073)	(148,435)

Net deferred tax asset	$171,361	162,085

(7) Borrowings
The Bank had a warehouse line of credit with the Federal Home Loan Bank of Atlanta with available credit of $24,000,000 and $20,000,000 as of December 31, 2003 and 2002, respectively, and accrues interest at the FHLB’s daily rate, which approximates federal funds, plus 50 basis points. The lines outstanding at December 31, 2003 and 2002 mature in March 2004 and 2003, respectively. The warehouse line is collateralized by first mortgages and the Bank has the capacity to borrow up to 95% of the eligible collateral. At December 31, 2003 and 2002, the Bank had outstanding borrowings under the warehouse line of $5,075,593 and $18,291,793, respectively.

Additionally, the Bank had the following advances outstanding with the FHLB:

December 31, 2003

Amount	Rate	Maturity
$1,000,000	2.93%	July 2006
$2,000,000	4.55%	October 2006

December 31, 2002

Amount	Rate	Maturity
$2,000,000	4.55%	October 2006
$2,000,000	3.13%	October 2003

The Bank also has lines of credit available at December 31, 2003 and 2002 totaling $6,700,000 with its correspondent banks, which represent credit for overnight borrowings from financial institutions. No balances were outstanding as of December 31, 2003 and 2002.

Financial data pertaining to warehouse lines and FHLB advances for the years ended December 31, 2003 and 2002 were as follows:

	FHLB Advances		Warehouse Lines
	2003	2002	2003	2002

Weighted average interest rate during the year	3.84%	3.84%	2.03%	2.08%
Average balance outstanding	4,060,273	4,000,000	2,975,042	4,327,255
Maximum outstanding	5,000,000	4,000,000	24,000,000	20,000,000

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

The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Bank requires collateral to support financial instruments with credit risk.

The following summarizes commitments as of December 31, 2003 and 2002.

	Approximate
	Contract Amount
	2003	2002

Financial instruments whose contract
amounts represent credit risk:
Commitments to extend credit	12,149,494	11,936,999
Standby letters of credit	401,000	293,595

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit or personal property.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

(9) Shareholders’ Equity
Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company, up to a maximum of 10,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets. As of December 31, 2003 the Bank can pay dividends of approximately $3,979,000.

(10) Related Party Transactions
The Bank conducts transactions with directors and officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank’s policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons.

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(10) Related Party Transactions, continued
The following summary reflects activities for related party loans for 2003:

Beginning balance	$4,869,883
New loans	1,172,042
Repayments	(2,024,861)

Ending balance	$4,015,064

At December 31, 2003, deposits from directors, executive officers, and their related interests totaled approximately $4,757,000.

(11) Employee and Director Benefit Plans
The Company issued 165,000 warrants to the organizers related to the initial stock offering. Each organizer was granted one warrant for each two shares purchased. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $10.00 per share. The warrants are exercisable in equal amounts beginning on the date the Bank opened for business and on each of the four succeeding anniversaries of that date. The warrants expire July 26, 2004.

The Company has a Stock Incentive Plan (the “Plan”) whereby 100,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include incentive stock options or non-qualified stock options. Incentive stock options are granted to employees at exercise prices not less than fair market value at the date of grant. The options vest evenly over five year periods with the first 20% vesting immediately. The options are exercisable no later than ten years from the date of grant. At December 31, 2003, no options were available for distribution.

In 2002 and 2001, the Company granted 8,000 and 15,000, respectively, options to officers of the Company in the form of non-qualified stock options which were not covered by the aforementioned plan but subject to the same conditions.

A summary status of the option activity as of December 31, 2003 and 2002 is presented below:

	2003		2002
		Average		Average
		Weighted		Weighted
	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of year	107,700	$10.52	109,000	$10.21
Exercised options	-	$-	(8,000)	$10.10
Forfeited options	(2,700)	$10.65	(8,000)	$10.41
Granted during the year	10,000	$13.75	14,700	$12.50

Outstanding, end of year	115,000	$10.80	107,700	$10.52

Options exercisable at year end	91,200	$10.40	63,740	$10.25

Weighted average fair value of
options granted during the year		$1.50		$3.59

Weighted average remaining
contractual lives (years)		6.82		7.60

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would have changed the Bank’s category.

The actual capital amounts and ratios for the Bank are also presented in the table. Detail disclosures related to the Company have been excluded as they significantly exceed the disclosures herein.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Total Capital
(to Risk Weighted Assets)	$12,595,000	15%	6,599,000	8%	8,249,000	10%
Tier 1 Capital
(to Risk Weighted Assets)	$12,488,000	15%	3,300,000	4%	4,950,000	6%
Tier 1 Capital
(to Average Assets)	$12,488,000	12%	4,203,000	4%	5,254,000	5%

As of December 31, 2002:
Total Capital
(to Risk Weighted Assets)	$10,725,000	14%	$6,215,000	8%	$7,769,000	10%
Tier 1 Capital
(to Risk Weighted Assets)	$10,481,000	13%	$3,107,000	4%	$4,661,000	6%
Tier 1 Capital
(to Average Assets)	$10,481,000	10%	$4,241,000	4%	$5,302,000	5%

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(13) Segment Information
The Company operated two business segments: community banking and mortgage banking. These segments are primarily identified by the products or services offered and the channels through which they are offered. The community banking segment consists of the Company’s full-service Bank that offers customers traditional banking products and services through various delivery channels. The mortgage banking segment consists of mortgage brokerage facilities that originate, acquire, and sell mortgage products. Information for 2003 for each of the segments is included as follows:

	Community	Mortgage
	Banking	Banking	Parent	Eliminations	Total

Net interest income	$3,382,087	570,035	21,578	-	3,973,700
Provision for loan losses	(33,000)	-	-	-	(33,000)

Net interest income after
provision for loan losses	3,349,087	570,035	21,578	-	3,940,700
Other income	880,337	5,866,658	-	-	6,746,995
Other expenses	2,951,241	4,287,823	156,437	-	7,395,501

Income before income taxes	1,278,183	2,148,870	(134,859)	-	3,292,194
Income tax expense	530,000	890,000	(50,000)	-	1,370,000

Net earnings	$748,183	1,258,870	(84,859)	-	1,922,194

Average assets	$80,213,950	24,863,609	105,077,559	(105,077,559)	105,077,559

The Company has decided to discontinue its mortgage banking activities effective the first quarter of 2004. This decision is based on the anticipated decrease in mortgage volumes and a change in corporate direction to increase the less cyclical commercial lending activities. In relation to the disposal of this unit, management estimates the Company will not incur significant expenditures related to the exit of these activities.

(14) Other Operating Expenses
Significant components of other operating expenses are as follows:

	2003	2002
Wholesale mortgage investor expenses	$555,334	320,872
Data processing fees and related expenses	$326,785	265,663
Advertising	$133,054	98,420
Donations and charitable expenses	$128,004	26,817

(15) Fair Value of Financial Instruments
The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

Cash and Cash Equivalents For cash, due from banks, federal funds sold, and interest bearing deposits in other banks, the carrying amount is a reasonable estimate of fair value.

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(15) Fair Value of Financial Instruments, continued
Investment Securities Available-for-sale The fair values for investment securities are based on quoted market prices.

Other Investments The carrying amount of other investments approximates fair value.

Loans Available-for-sale Loans available-for-sale are carried at the lower of aggregate cost or fair value. The carrying amount is a reasonable estimate of fair value

Loans
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

Federal Home Loan Bank Advances The fair value of advances outstanding is based on the quoted value provided by the FHLB.

Warehouse Line of Credit Because other borrowings are based on variable rates, the carrying value is a reasonable estimate of fair value.

Commitments to Extend Credit, Standby Letters of Credit
Off-balance sheet instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(15) Fair Value of Financial Instruments, continued
The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2003 and 2002 are as follows:

	2003		2002
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Assets:
Cash and cash equivalents	$6,452,553	6,452,553	5,987,514	5,987,514
Other investments	$827,000	827,000	1,375,700	1,375,700
Investment securities available-for-sale	$26,341,621	26,341,621	9,897,398	9,897,398
Loans available-for-sale	$15,920,143	15,920,143	39,857,843	39,857,843
Loans, net	$53,851,376	56,587,973	51,240,268	53,783,518

Liabilities:
Deposits	$83,846,338	84,053,776	76,108,934	76,237,119
Federal Home Loan Bank advances	$3,000,000	2,992,641	4,000,000	4,039,321
Warehouse line of credit	$5,075,593	5,075,593	18,291,793	18,291,793

(16) First Capital Bank Holding Corporation (Parent Company Only) Financial Information

Balance Sheets

December 31, 2003 and 2002

	2003	2002

Assets

Cash and interest bearing deposits	$1,328,658	1,463,518
Investment in subsidiary	12,595,248	10,724,559
Other assets	67,807	17,807

	13,991,713	12,205,884

Liabilities and Shareholders' Equity

Shareholders' equity	$13,991,713	12,205,884

Statements of Earnings

For the Years Ended December 31, 2003 and 2002

	2003	2002

Income:
Interest income	$21,578	51,620

Expenses:
Other operating	156,437	120,461
Income tax benefit	(50,000)	(23,000)

Total expenses	106,437	97,461

Loss before equity in undistributed earnings of subsidiary	(84,859)	(45,841)
Equity in undistributed earnings of subsidiary	2,007,053	1,952,418

Net earnings	$1,922,194	1,906,577

FIRST CAPITAL BANK HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(16) First Capital Bank Holding Corporation (Parent Company Only) Financial Information, continued

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002

Cash flows from operating activities:
Net earnings	$1,922,194	1,906,577
Adjustments to reconcile net earnings to net
cash used by operating activities:
Equity in undistributed earnings of subsidiary	(2,007,053)	(1,952,418)
Change in other	(50,000)	-

Net cash used by operating activities	(134,859)	(58,841)

Cash used for investing activities related to capital infusions in subsidiary	-	(1,000,000)

Cash from financing activities related to the exercise of stock options	-	80,800

Net increase in cash	(134,859)	(978,041)
Cash at beginning of year	1,463,518	2,441,559

Cash at end of year	$1,328,658	1,463,518

CORPORATE DATA

First Capital Bank Holding Corporation — Board of Directors

POSITION WITH
NAME	FIRST CAPITAL

Ron Anderson	Director
Automobile Dealer

Christina H. Bryan	Director
Oil Distributor

C. Brett Carter	Director
Restaurant Owner

Suellen R. Garner	Chairman and Director
Orthodontist

William K. Haley	Director
General Surgeon

Lorie L. Chism	Director
Certified Public Accountant

David F. Miller	Director
Real Estate Investor

Marlene J. Murphy	Director
Retail Merchant

Robert L. Peters	Director
Attorney

Lawrence W. Piper	Director
Owner telephone Sales & Service Company

Michael G. Sanchez	President, Chief Executive Officer, and Director
Banker

Edward E. Wilson	Director
Licensed Insurance Agent

Marshall E. Wood	Director
Attorney

First National Bank Of Nassau County – Senior Management

Michael G. Sanchez	President

Leo Deas III	Executive Vice President

Timothy S. Ayers	Chief Financial Officer and
Principal Accounting Officer

Dan P. Powell	Senior Vice President and
Senior Loan Officer

Annual Meeting of Shareholders:

The Annual Meeting of Shareholders of First Capital Bank Holding Corporation will be held at The Hampton Inn and Suites, 19 South Second Street, Ferandina Beach, Florida on Wednesday, May 19, 2004, at 10:00 a.m.

Corporate Office:	General Counsel:

1891 South 14th Street	Nelson Mullins Riley & Scarborough, L.L.P.
Fernandina Beach, Florida 32034	Poinsett Plaza
(904) 321-0400	104 South Main Street, Suite 900
(904) 321-1511 Fax	Greenville, South Carolina 29601

There is no established public trading market for our common stock and trading of our common stock has been limited and sporadic. We are not aware of the prices at which all shares of our common stock have been traded. Based on information available to use from a limited number of purchasers and sellers, we believe transactions in our common stock, on a per share basis, ranged from $ 13.50 to $ 15.00 in 2003 and $10.50 to $15.00 in 2002. As of March 25, 2004, there were 628 shareholders of record.

Our ability to pay cash dividends is dependent upon receiving cash in the form of dividends from FNB. However, certain restrictions exist regarding the ability of the bank to transfer funds to the company in the form of cash dividends. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank’s net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

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

Registrar and Transfer Agent:

First Capital Bank Holding Corporation serves as its own Registrar and Transfer Agent.

COPIES OF FIRST CAPITAL’S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED AT NO CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO: MICHAEL G. SANCHEZ, FIRST CAPITAL BANK HOLDING CORPORATION, 1891 SOUTH 14TH STREET, FERNANDINA BEACH, FLORIDA 32034